     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 3, 1996

                                                      REGISTRATION NO. 333-
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ---------------
                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                               ---------------
                              LANDEC CORPORATION
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                               ---------------
      CALIFORNIA                    2821                     94-3025618
    (State or other           (Primary Standard           (I.R.S. Employer
    jurisdiction of              Industrial             Identification Number)
   incorporation or          Classification Code
     organization)                 Number)

                               3603 HAVEN AVENUE
                           MENLO PARK, CA 94025-1010
                                (415) 306-1650
  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)

                               ---------------
                                GARY T. STEELE
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                              LANDEC CORPORATION
                               3603 HAVEN AVENUE
                           MENLO PARK, CA 94025-1010
                                (415) 306-1650
           (Name, address, including zip code, and telephone number
                  including area code, of agent for service)

                               ---------------
                                  COPIES TO:

            Tae Hea Nahm                        Frederick W. Kanner
          John V. Bautista                       Donald J. Murray
          Frances Johnston                        Eric P. Geismar
          VENTURE LAW GROUP                      DEWEY BALLANTINE
         2800 Sand Hill Road                1301 Avenue of the Americas
    Menlo Park, California 94025             New York, New York 10019
           (415) 854-4488                         (212) 259-8000

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                               ---------------
                        CALCULATION OF REGISTRATION FEE
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

      TITLE OF EACH CLASS OF            PROPOSED MAXIMUM          AMOUNT OF
   SECURITIES TO BE REGISTERED     AGGREGATE OFFERING PRICE(1) REGISTRATION FEE
- -------------------------------------------------------------------------------
Common Stock, $.001 par value per
 share...........................          50,542,500              $17,429
- -------------------------------------------------------------------------------

- -------------------------------------------------------------------------------
(1) Estimated solely for the purpose of computing the amount of the registration fee based on the average of the high and low sale prices of the Common Stock as reported on the Nasdaq National Market on June 28,
    1996 pursuant to Rule 457(c).

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                               LANDEC CORPORATION

                             CROSS REFERENCE SHEET

  PURSUANT TO ITEM 501(B) OF REGULATION S-K SHOWING LOCATION IN PROSPECTUS OF
                            PART I ITEMS OF FORM S-1

  1.  Forepart of the Registration Statement
       and Outside Front Cover Page of
       Prospectus.............................  Outside Front Cover Page
  2.  Inside Front and Outside Back Cover
       Pages of Prospectus....................  Inside Front Cover Page
  3.  Summary Information, Risk Factors and     Prospectus Summary; The
       Ratio of Earnings to Fixed Charges.....   Company; Risk Factors
  4.  Use of Proceeds.........................  Use of Proceeds
  5.  Determination of Offering Price.........  Underwriting
  6.  Dilution................................  Dilution
  7.  Selling Security Holders................  Principal and Selling
                                                 Shareholders
  8.  Plan of Distribution....................  Outside and Inside Front Cover
                                                 Pages; Underwriting
  9.  Description of Securities to be
       Registered.............................  Description of Capital Stock
 10.  Interests of Named Experts and Counsel..  Legal Matters; Experts
 11.  Information with Respect to the           Inside and Outside Front Cover
       Registrant.............................   Pages; Prospectus Summary; The
                                                 Company; Risk Factors;
                                                 Dividend Policy;
                                                 Capitalization; Dilution;
                                                 Selected Consolidated
                                                 Financial Data; Management's
                                                 Discussion and Analysis of
                                                 Financial Condition and
                                                 Results of Operations;
                                                 Business; Management; Certain
                                                 Transactions; Principal and
                                                 Selling Shareholders;
                                                 Description of Capital Stock;
                                                 Shares Eligible for Future
                                                 Sale; Consolidated Financial
                                                 Statements
 12.  Disclosure of Commission Position on
       Indemnification for Securities Act
       Liabilities............................  Inapplicable

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                   SUBJECT TO COMPLETION, ISSUED JULY  , 1996

PROSPECTUS

                                2,400,000 SHARES

                                     [LOGO]

                                  COMMON STOCK

                                  -----------

  Of the 2,400,000 shares of Common Stock offered hereby 1,200,000 shares are being sold by Landec Corporation ("Landec" or the "Company") and 1,200,000 shares are being sold by the Selling Shareholders named under "Principal and Selling Shareholders." The Company will not receive any proceeds from the sale of shares by the Selling Shareholders.

  The Common Stock of the Company is traded on the Nasdaq Stock Market's National Market under the symbol "LNDC." On July 1, 1996, the last reported sales price of the Common Stock on the Nasdaq National Market was $20.25 per share.

  THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 8.

                                  -----------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
 AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY
  IS A CRIMINAL OFFENSE.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                     UNDERWRITING              PROCEEDS TO
           PRICE TO DISCOUNTS AND  PROCEEDS TO    SELLING
            PUBLIC  COMMISSIONS(1) COMPANY(2)  SHAREHOLDERS
- -----------------------------------------------------------
Per Share    $           $            $            $
- -----------------------------------------------------------
Total(3)    $           $            $            $

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
(1) The Company and the Selling Shareholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting estimated expenses of $400,000, all of which will be paid by the Company.
(3) The Selling Shareholders have granted to the Underwriters a 30-day option to purchase up to an aggregate of 360,000 additional shares of Common Stock on the same terms as set forth above solely to cover over-allotments, if any. If the Underwriters exercise such option in full, the total Price to Public, Underwriting Discounts and Commissions and Proceeds to Company will
    be $        , $         and $        , respectively. See "Underwriting."

                                  -----------

  The shares of Common Stock are being offered by the several Underwriters named herein, subject to prior sale, when, as and if accepted by them and subject to certain conditions. It is expected that certificates for the shares of Common Stock offered hereby will be available for delivery on or about
        , 1996 at the offices of Smith Barney Inc., 333 West 34th Street, New York, New York 10001.

                                  -----------

SMITH BARNEY INC.

                  LEHMAN BROTHERS

                                                           MONTGOMERY SECURITIES

      , 1996

                                  [Pictures]

                           ADHESIVES                               QUICKCAST(TM)
                                                                     ORTHOPEDICS
[LOGO APPEARS HERE]                  LANDEC
                             ---------------------
                             INTELLIGENT MATERIALS
                      A UNIQUE MATERIALS SCIENCE COMPANY.

                     LATENT CURING                          BREATHABLE MEMBRANES

                PORT OPHTHALMICS                   INTELLICOAT(TM) SEED COATINGS

  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

  IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK OF THE COMPANY ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 10B-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934. SEE "UNDERWRITING."

                                   --------

  "Intelimer(R)," "Landec(R)," and "Q QuickCast(R)" are registered trademarks of the Company and "QuickCast(TM)" and "Intellicoat(TM)" are trademarks of the Company. All other trade names and trademarks appearing in this Prospectus are the property of their respective holders.

                 THE POLYMER TEMPERATURE SWITCH COMPANY.......

                             BREATHABLE MEMBRANES
                 [PICTURE OF BREATHABLE MEMBRANES APPEARS HERE]
Landec sells breathable membranes for use in packaging high-respiring, fresh-cut produce products that may spoil or discolor rapidly when packaged with conventional film materials.

                         QUICKCAST(TM) SPLINTS & CASTS
            [PICTURE OF QUICKCAST(TM) SPLINTS & CASTS APPEARS HERE]
Landec's QuickCast(TM) splints and casts shrink to fit a patient's limb in a matter of minutes with the application of heat from an ordinary hair dryer.

                   [PICTURE OF LANDEC PRODUCTS APPEARS HERE]
Landec manufactures and sells its line of QuickCast(TM) splints and casts in the United States. Smith & Nephew is the exclusive distributor in selected countries worldwide.

                               PORT OPHTHALMICS
               [PICTURE OF PORT OPHTHALMICS IN USE APPEARS HERE]
The Company is developing an ophthalmic device that can be used by an ophthalmologist or optometrist to plug a patient's tear drainage ducts in a reversible outpatient procedure in 5 to 10 minutes.

               [PICTURE OF PORT OPHTHALMIC DEVICE APPEARS HERE]
The PORT ophthalmic device for the treatment.

 ....... WITH APPLICATIONS IN INDUSTRIAL, MEDICAL AND AGRICULTURAL MARKETS.

                                 LATENT CURING
                     [PICTURE OF AUTOMOBILES APPEARS HERE]
Latent curing thermosets are used in large volumes in the automotive, electronics, aerospace and construction industries.

                       [PICTURE OF PRODUCT APPEARS HERE]
Landec is developing with its partners, Hitachi Chemical and BFGoodrich, latent curing catalyst systems for use in one-package, temperature cured epoxy, polyurethane, and unsaturated polyester thermoset products.

                         [LOGO OF LANDEC APPEARS HERE]

                                   ADHESIVES
                 [PICTURES OF PRODUCT DEVELOPMENT APPEARS HERE]
The Company is developing with its partners, Hitachi Chemical and Nitta Corporation, temperature-activated, pressure sensitive adhesives for industrial uses. These adhesives change from aggressively adhesive to nonadhesive when heated or cooled past a pre-set switch temperature.

                            INTELLICOAT (TM) SEEDS
                       [PICTURE OF PLANTS APPEARS HERE]
In field trials over 3 years, Landec's seed coatings have typically resulted in increases of as much as 5% to 20%.

                        [PICTURE OF SEEDS APPEARS HERE]
Landec's seed coatings prevent planted seeds from absorbing water when the ground temperature is below the coating's pre-set switch temperature, enabling early planting with low risk of chilling damage.

                               PROSPECTUS SUMMARY

  The following information is qualified in its entirety by the more detailed information and financial statements appearing elsewhere in this Prospectus. See "Risk Factors" for a discussion of certain factors to be considered by prospective investors.

                                  THE COMPANY

  Landec designs, develops, manufactures and sells temperature-activated polymer products for a variety of industrial, medical and agricultural applications. The Company's products are based on its proprietary Intelimer polymers, which differ from other polymers in that they can be customized to abruptly change their physical characteristics when heated or cooled through a pre-set temperature switch. For instance, Intelimer polymers can change within the space of one or two degrees Celsius from a slick, non-adhesive state to a highly tacky, adhesive state; from an impermeable state to a highly permeable state; or from a solid state to a viscous state. These abrupt changes are repeatedly reversible and can be tailored by Landec to occur at specific temperatures, thereby offering substantial competitive advantages in the Company's target markets. The Company believes its enabling Intelimer technology provides for differentiated, high-value products that address a wide variety of applications in large, commercial markets.

  Landec's objective is to become the market leader in temperature-activated, specialty polymer products by capitalizing on its enabling Intelimer technology. The principal elements of Landec's strategy to achieve this goal are (i) to select commercially attractive product opportunities, (ii) to leverage established distribution channels through distribution agreements or corporate partnerships with market leaders, and (iii) to fully exploit the Intelimer technology by retaining an economic interest in joint ventures, spinouts and other vehicles created by the Company to develop non-core applications of the Company's technology. The Company currently is developing products in collaboration with or for sale to corporate partners including Smith & Nephew, Physician Sales & Service, North Coast Medical, Fresh Express, Printpack, Hitachi Chemical, BFGoodrich and Nitta. In many of these agreements, Landec has retained certain marketing rights and in almost all cases the Company has retained manufacturing rights to its products.

  Landec has launched and is marketing its first two product lines and is developing and intends to launch additional product lines during 1996 and 1997. The Company's two product lines on the market consist of the following:

  QuickCast Splints and Casts. The Company launched its QuickCast products in the United States in mid-1994 and in Europe and Asia through its partner Smith & Nephew in the fall of 1994. The U.S. market for orthopedic soft goods and cast room products was estimated to be approximately $818 million in 1994. QuickCast splints and casts shrink to fit injured limbs upon the application of heat from a hair dryer. QuickCast splints and casts are pliable when warmed, allowing the clinician to mold and form the splint or cast and to reshrink or reposition the splints or casts as needed. The Company believes that QuickCast products provide significant advantages over conventional products, including ease of fit and removal, no mess, and the ability to apply the splint or cast in the hospital, clinic or a physician's office or at home. The Company believes that its QuickCast products are especially attractive to primary care physicians and other non-specialists, many of whom have not traditionally performed splinting and casting procedures, as well as to occupational and physical therapists.

  Breathable Membranes. Landec began marketing its Intelimer-based breathable membranes in the form of package labels in September 1995 for use in fresh-cut produce packaging. Fresh-cut produce is pre-washed, cut and packaged in a form that is ready to use by the consumer and is thus typically sold at premium price levels. Certain types of fresh-cut produce have high respiration rates and can spoil or discolor rapidly when packaged in low-permeability conventional materials. Sales of fresh-cut salads, which respire relatively slowly, have increased from $82 million in 1989 to $600 million in 1994. Aggregate sales of all fresh-cut produce, which in

1994 represented 9% of the total produce market, are projected to increase to 25% of the total produce market by 1999. The Company believes that the rapid growth experienced in the fresh-cut salad market may be replicated in markets for high-respiring fresh-cut vegetables and fruit that generally cannot be optimally packaged using conventional materials. The Company's breathable membrane products transmit oxygen and carbon dioxide several thousand times faster than conventional materials to accommodate the needs of rapidly respiring produce. Also, these products can be designed to adjust their permeability in response to temperature to accommodate changes in produce respiration. The Company is currently selling breathable membranes for use in packaging fresh vegetables to Fresh Express, the market leader in fresh-cut salad.

  Landec intends to launch some or all of the following product lines through 1998:

  Latent Curing Catalyst Systems. Landec, along with its partner Hitachi Chemical, is developing and currently conducting field trials of Intelimer-based temperature-activated catalyst systems for industrial thermoset markets. Thermoset resins, which include epoxies, polyurethanes and unsaturated polyesters, are used in coatings, adhesives, sealants and composites in a variety of industries, including electronics, automotive and aerospace. In 1994, the U.S. market for epoxy, polyurethane and unsaturated polyester thermoset products was 0.6 billion pounds, 3.8 billion pounds and 1.5 billion pounds, respectively. The majority of thermosets are supplied in "two-package" systems that contain resins and catalysts that cure or "set" when mixed. Landec is developing catalyst systems for one-package thermoset materials that do not cure until the materials are heated above a pre-set switch temperature. The Company believes that its one-package catalyst systems address the significant drawbacks of two-package systems by eliminating the need for costly on-site mixing equipment, minimizing sub-optimal product performance caused by incorrect mixing ratios and reducing waste and labor expense.

  Temperature-Activated, Pressure-Sensitive Adhesives. Landec, along with its partners Hitachi Chemical and Nitta, is using its Intelimer technology to develop temperature-activated, pressure-sensitive adhesive ("PSA") materials that can be used in a wide variety of industrial applications to aggressively adhere metals, woods, composites and plastics to surfaces. The U.S. market for PSA industrial tape products, one potential use of Landec's products, was $2.7 billion in 1994. Typically, the removal of PSA materials damages or tears the adhered surfaces and may leave a resin residue. To avoid tearing or resin residue, traditional removal methods involve the use of toxic solvents and/or labor-intensive washing steps. Upon heating or cooling, Landec's PSAs can be easily separated without tearing or residue.

  PORT Ophthalmic Device. Landec is developing its PORT (Punctal Occlusion for the Retention of Tears) ophthalmic device for the treatment of dry eye. Of the estimated 7.5 million Americans affected by severe or moderate dry eye, only approximately 175,000 patients undergo some type of corrective procedure each year. These procedures include lacrimal duct electrocautery, laser surgery and insertion of punctum plugs, and have significant drawbacks related to reversibility, efficacy, cost and duration of therapeutic effect. Using Landec's PORT product, Intelimer polymer is heated slightly above body temperature and introduced into the lacrimal tear drainage duct in a fluid state where it quickly solidifies into a form fitting, solid plug. This five to ten minute outpatient procedure may be reversed using a warm saline flush. The Company initiated human clinical trials of its PORT product in September 1995 and completed its pilot study in March 1996. The Company believes that its PORT product will have application beyond the dry eye market, including people who cannot wear contact lenses due to limited tear retention and patients receiving therapeutic drugs via eye drops that require longer retention in the eye.

  Intellicoat Seed Coatings. Landec has developed and is conducting field trials of its Intellicoat seed coating, an Intelimer-based agricultural material designed to increase crop yields and extend the crop planting window. The Company's Intelimer polymer-based seed coating prevents planted seeds from absorbing water when the ground temperature is below the coating's pre-set switch temperature, enabling early planting with low risk of chilling damage. As spring advances, soil temperatures rise above the pre-set switch temperature and the seed coatings become permeable, allowing water absorption and germination. In the seed industry, yield increases of

4% to 5% are considered significant because of their impact on per acre profitability. Field trials of Intellicoat coatings during the past three years have resulted in yield increases of as much as 5% to 20%. The Company believes that one to two additional years of field trials will be needed to support initiation of commercial sales.

                              RECENT DEVELOPMENTS

  To date in 1996, the Company has launched new products, formed new partner collaborations, developed new initiatives for accelerating several programs and achieved several additional corporate milestones.

New Products

  Breathable Membranes. The Company has launched breathable membranes for cauliflower targeted to the food service market through Landec's partner Fresh Express. The cauliflower product complements Landec's existing broccoli florets and spears breathable membrane packaging products launched in late 1995.

  QuickCast Orthopedics. The Company introduced several QuickCast products for lower leg fractures and sprains. These products complement the Company's existing QuickCast product line for upper extremity fractures and splints.

New Partners

  QuickCast Orthopedics. In April 1996, Landec entered into two U.S. national distribution agreements for its QuickCast line of heat-shrinkable orthopedic and splinting products. The first agreement is with Physician Sales and Services, one of the country's largest distributors of medical products to the office-based physician market, and includes exclusive distribution rights to the more than 83,000 primary care physicians in the U.S. and co-exclusive rights in the orthopedic surgeon, cast technician and physician assistant markets. The second agreement is with North Coast Medical, a leading distributor in the occupational and physical therapy market, and includes non-exclusive rights to distribute QuickCast products to that market. These two organizations combined have more than 750 sales representatives nationwide.

  Adhesives. In March 1996, Landec expanded its relationship with Nitta concerning industrial adhesives to include the field of medical adhesives using Landec's proprietary technology in certain Asian countries. Under this agreement the Company received additional license fees and will receive research and development payments and royalties on product sales.

  Latent Curing Catalyst Systems. In March 1996, Landec and BFGoodrich decided to alter their license, development and manufacturing agreement in the latent curing area to a non-exclusive arrangement. As a result of this alteration, Landec may work with other partners and distributors in the U.S. and Europe. Landec will remain the exclusive supplier of latent curing products to BFGoodrich and BFGoodrich will no longer fund Landec research and development.

  Breathable Membranes. In June 1996, Landec entered into an exclusive co-development and marketing agreement with Printpack, a manufacturer of flexible packaging for the food industry. Printpack recently purchased James Rivers' flexible packaging business in order to enhance its overall position in food packaging. Under this agreement, Landec and Printpack will focus on developing integrated membrane/film products for low cost, high throughput fresh-cut produce market applications such as retail packaging using Landec's proprietary breathable membrane technology and Printpack's large-scale printing and film converting expertise.

New Initiatives

  The Company is pursuing business initiatives that have the potential of accelerating the launch of new product lines.

  Latent Curing Catalyst Systems. The Company is currently evaluating the acceleration of the development and commercialization of polyurethane and unsaturated polyester catalyst systems to permit market launch of these products concurrently with that of Landec's epoxy catalyst systems. The Company is evaluating distribution alternatives in the United States and Europe for these products and will begin field testing through Hitachi Chemical, its exclusive marketing partner in Asia, and a number of U.S. and European companies.

  Intellicoat Seed Coatings. The Company is in discussions with regional seed companies in the United States with respect to a limited market launch of seed coating products targeted at corn and soybean markets while Landec continues its field evaluations with global seed companies.

Other Corporate Milestones

  In May 1996, Richard Dulude joined Landec's Board of Directors. Mr. Dulude is the recently retired Vice-Chairman of Corning, Inc. Mr. Dulude brings to the Company 36 years of experience in building materials-based businesses in the United States, Europe and Asia in a variety of management positions within Corning.

  The Company received three notices of allowance for certain U.S. patent applications relating to the use of the Company's temperature-activated technology utilizing a wide range of catalysts.

                                  THE OFFERING

Common Stock being offered by:
 The Company......................... 1,200,000 shares
 The Selling Shareholders............ 1,200,000 shares (1)
Common Stock to be outstanding after
 the offering........................ 11,862,028 shares (1)(2)
Use of proceeds...................... capital expenditures, increase manufacturing capability, working capital
                                      and other general corporate purposes
Nasdaq National Market Symbol........ LNDC

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                         SIX MONTHS
                                                                            ENDED
                                  YEAR ENDED OCTOBER 31,                  APRIL 30,
                          -------------------------------------------  ----------------
                           1991     1992     1993     1994     1995     1995     1996
                          -------  -------  -------  -------  -------  -------  -------
STATEMENTS OF OPERATIONS
DATA:
Revenues:
 Product sales..........  $    --  $    --  $    --  $   335  $   601  $   441  $   412
 License fees...........       --      475      350      400    2,650      650      600
 Research and
  development revenues..      808      811      821      965      796      389      682
                          -------  -------  -------  -------  -------  -------  -------
   Total revenues.......      808    1,286    1,171    1,700    4,047    1,480    1,694
Operating costs and
 expenses:
 Cost of product sales..       --       --       --      897      987      652      539
 Research and
  development...........    2,570    2,846    3,740    3,283    3,715    1,776    1,898
 Selling, general and
 administrative.........      836      987    1,598    2,067    2,236    1,045    1,224
                          -------  -------  -------  -------  -------  -------  -------
   Total operating costs
    and expenses........    3,406    3,833    5,338    6,247    6,938    3,473    3,661
                          -------  -------  -------  -------  -------  -------  -------
Operating loss..........   (2,598)  (2,547)  (4,167)  (4,547)  (2,891)  (1,993)  (1,967)
Net interest income.....       54      119       51      192      132       70      452
                          -------  -------  -------  -------  -------  -------  -------
Net loss................  $(2,544) $(2,428) $(4,116) $(4,355) $(2,759) $(1,923) $(1,515)
                          =======  =======  =======  =======  =======  =======  =======
Supplemental net loss
 per share (3)..........                                      $  (.38) $  (.27) $  (.17)
                                                              =======  =======  =======
Shares used in
 computation of
 supplemental net loss
 per share (3)..........                                        7,175    7,060    8,709
                                                              =======  =======  =======

                                                              APRIL 30, 1996
                                                           ---------------------
                                                                         AS
                                                            ACTUAL   ADJUSTED(4)
                                                           --------  -----------
BALANCE SHEET DATA:
Cash, cash equivalents and short-term investments ........ $ 39,206   $ 61,830
Total assets..............................................   41,124     63,748
Accumulated deficit.......................................  (28,655)   (28,655)
Total shareholders' equity ............................... $ 39,112   $ 61,736

- --------
(1) Excludes up to 360,000 shares of Common Stock that may be sold by the Selling Shareholders pursuant to the Underwriters' over-allotment option. See "Underwriting."
(2) Excludes as of April 30, 1996 111,787 shares of Common Stock issuable upon the exercise of outstanding warrants on a net issuance basis at an assumed public offering price of $20.25 per share and 1,191,158 shares of Common Stock issuable upon the exercise of outstanding options, but includes 34,876 shares of Common Stock issuable upon exercise of outstanding warrants on a net issuance basis at an assumed public offering price of $20.25 per share to be sold by the Selling Shareholders hereby. See "Capitalization" and "Management--Executive Compensation" and Note 6 of Notes to Consolidated Financial Statements.
(3) See Note 1 of Notes to Consolidated Financial Statements.
(4) Adjusted to give effect to the sale of the 1,200,000 shares of Common Stock offered by the Company hereby at an assumed public offering price of $20.25 per share and the receipt of the estimated net proceeds therefrom. See "Use of Proceeds" and "Capitalization."

                                ----------------

  Unless otherwise indicated, information in this Prospectus assumes no exercise of the Underwriters' option to purchase from the Selling Shareholders up to 360,000 additional shares of Common Stock to cover over-allotments, if any.

                                 RISK FACTORS

  This Prospectus contains forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Actual results could differ materially from those projected in the forward-looking statements as a result of the risk factors set forth below and the other factors described elsewhere in this Prospectus. In addition to the other information in this Prospectus, the following factors should be carefully considered in evaluating the Company and its business before purchasing the shares of Common Stock offered hereby.

HISTORY OF OPERATING LOSSES AND ACCUMULATED DEFICIT

  The Company has incurred net losses in each year since its inception, and had an accumulated deficit of $28.7 million through April 30, 1996. The Company expects to incur additional losses for the foreseeable future. The amount of future net losses and time required by the Company to reach profitability are highly uncertain. The Company's ability to generate significant revenue and become profitable is dependent in large part on the ability of the Company to enter into additional collaborative arrangements and on the ability of the Company and its partners to successfully commercialize products incorporating the Company's technologies. In addition, accelerating certain programs could increase the Company's losses in the near term. No assurance can be given that the Company will generate significant revenue or become profitable on a sustained basis if at all. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

EARLY STAGE OF COMMERCIALIZATION; DEPENDENCE ON NEW PRODUCTS AND TECHNOLOGIES; UNCERTAINTY OF MARKET ACCEPTANCE

  While the Company recently commenced marketing certain of its products, it is in the early stage of product commercialization and many of its potential products are in development. The Company believes that its future success will depend in large part on its ability to develop and market new products in its target markets and in new markets. In particular, the Company expects that its ability to compete effectively with existing industrial, food packaging, medical and agricultural companies will depend substantially on successfully developing, commercializing, achieving market acceptance of and reducing the cost of producing the Company's products. In addition, commercial applications of the Company's temperature switch polymer technology are relatively new and evolving. There can be no assurance that the Company will be able to successfully develop, commercialize, achieve market acceptance of or reduce the cost of producing the Company's products, or that the Company's competitors will not develop competing technologies that are less expensive or otherwise superior to those of the Company. There can be no assurance that the Company will be able to develop and introduce new products and technologies in a timely manner or that new products and technologies will gain market acceptance. The failure to develop and market successfully new products could have a material adverse effect on the Company's business, operating results and financial condition.

  The success of the Company in generating significant sales of its products will depend in part on the ability of the Company and its partners to achieve market acceptance of the Company's products and technology. The extent to which, and rate at which, market acceptance and penetration are achieved by the Company's current and future products is a function of many variables including, but not limited to, price, safety, efficacy, reliability, conversion costs and marketing and sales efforts, as well as general economic conditions affecting purchasing patterns. There can be no assurance that markets for the Company's products will develop or that the Company's products and technology will be accepted and adopted. The failure of the Company's products to achieve market acceptance could have a material adverse effect on the Company's business, operating results and financial condition. See "Business--Products," "--Sales and Marketing" and "--Manufacturing."

DEPENDENCE ON COLLABORATIVE PARTNERS

  The Company's strategy for the development, clinical and field testing, manufacturing, commercialization and marketing of certain of its current and future products includes entering into various collaborations with corporate partners, licensees and others. To date, the Company has entered into collaborative arrangements with Hitachi Chemical Co., Ltd. ("Hitachi Chemical") and The BFGoodrich Company ("BFGoodrich") in connection with its latent curing catalyst systems, Fresh Express Incorporated ("Fresh Express") and Printpack,

Inc. ("Printpack") in connection with its breathable membrane products, Nitta Corporation ("Nitta") and Hitachi Chemical in connection with its industrial adhesive products and Smith & Nephew Medical Limited ("Smith & Nephew"), Physician Sales & Service, Inc. ("Physician Sales & Service") and North Coast Medical ("North Coast") in connection with its QuickCast orthopedic products. The Company is dependent on its corporate partners to develop, test, manufacture and/or market certain of its products. Although the Company believes that its partners in these collaborations have an economic motivation to succeed in performing their contractual responsibilities, the amount and timing of resources to be devoted to these activities are not within the control of the Company.

  A significant portion of Landec's revenues to date have been derived from commercial research and development collaborations and license agreements. In fiscal year 1995, development funding from these collaborative arrangements comprised approximately 85% of the Company's total revenues, and in the six months ended April 30, 1996, approximately 76% of the Company's total revenues. Development funding and license fees from and product sales to Hitachi Chemical, BFGoodrich, Nitta and Smith & Nephew represented approximately 91% and 69% of the Company's revenues for fiscal year 1995 and for the six months ended April 30, 1996, respectively. Moreover, research and development revenue and license fees from Hitachi Chemical, BFGoodrich and Nitta each accounted for more than 10% of the Company's revenues for fiscal year 1995 and for the six months ended April 30, 1996. There can be no assurance that such partners will perform their obligations as expected or that the Company will derive any additional revenue from such arrangements. There can be no assurance that the Company's partners will pay any additional option or license fees to the Company or that they will develop and market any products under the agreements. Moreover, certain of the collaborative agreements provide that they may be terminated at the discretion of the corporate partner, and certain of the collaborative agreements provide for termination under certain circumstances. In March of 1996, the Company and BFGoodrich decided to alter their research and development collaboration in the industrial latent curing area by, among other things, removing exclusivity restrictions. Pursuant to this alteration, BFGoodrich is no longer obligated to fund the Company's research and development which could result in a short-term reduction in research and development revenues that may be offset by other contract revenues.

  There can be no assurance that the Company's collaborative partners will not pursue existing or alternative technologies in preference to the Company's technology. Furthermore, there can be no assurance that the Company will be able to negotiate additional collaborative arrangements in the future on acceptable terms, if at all, or that such collaborative arrangements will be successful. To the extent that the Company chooses not to or is unable to establish such arrangements, it would experience increased capital requirements to undertake research, development, manufacture, marketing or sale of its current and future products in such markets. There can be no assurance that the Company will be able to independently develop, manufacture, market, or sell its current and future products in the absence of such collaborative agreements. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business--Corporate Collaborations."

COMPETITION AND TECHNOLOGICAL CHANGE

  The Company operates in highly competitive and rapidly evolving fields, and new developments are expected to continue at a rapid pace. Competition from large industrial, food packaging, medical and agricultural companies is expected to be intense. In addition, the nature of the Company's collaborative arrangements may result in its corporate partners becoming competitors of the Company. Many of the Company's current and potential competitors have substantially greater financial and technical resources and production and marketing capabilities than the Company, and many have substantially greater experience in conducting clinical and field trials, obtaining regulatory approvals and manufacturing and marketing commercial products. There can be no assurance that these competitors will not succeed in developing alternative technologies and products that are more effective, easier to use or less expensive than those which have been or are being developed by the Company or that would render the Company's technology and products obsolete and non-competitive. See "Business--Competition."

LIMITED MANUFACTURING EXPERIENCE; DEPENDENCE ON THIRD PARTIES

  The Company has limited volume manufacturing capacity and has limited experience in manufacturing its products. In order to be profitable, the Company must be able to manufacture its products in greater quantities than it has to date, as well as improve production efficiency. Therefore, the Company's success is dependent in part upon its ability to manufacture its products in commercial quantities in compliance with regulatory requirements and at acceptable costs. There can be no assurance that the Company will be able to achieve this. As a result, the Company has experienced negative gross margins for its product sales to date. The Company intends to build or acquire large-scale polymer manufacturing facilities by 1998. Production in commercial-scale quantities may involve technical challenges for the Company. Establishing its own manufacturing capabilities would require significant scale-up expenses and additions to facilities and personnel. The Company may also consider seeking collaborative arrangements with other companies to manufacture certain of its products. If the Company is dependent upon third parties for the manufacture of its products, then the Company's profit margins and its ability to develop and deliver such products on a timely basis may be adversely affected. Moreover, there can be no assurance that such parties will adequately perform and any failures by third parties may delay the submission of products for regulatory approval, impair the Company's ability to deliver products on a timely basis, or otherwise impair the Company's competitive position. The occurrence of any of these factors could have a material adverse effect on the Company's business, operating results and financial condition. The manufacture of the Company's products will be subject to periodic inspection by regulatory authorities. In addition, manufacture of the Company's medical products is required to meet Good Manufacturing Practices stipulated by the U.S. Food and Drug Administration ("FDA") and must undergo equivalent inspections conducted by state and foreign officials. There can be no assurance that the Company will be able to obtain necessary regulatory approvals on a timely basis or at all. Delays in receipt of or failure to receive such approvals or loss of previously received approvals would have a material adverse effect on the Company's business, financial condition and results of operations. See "Use of Proceeds" and "Business--Manufacturing."

DEPENDENCE ON SINGLE SOURCE SUPPLIERS

  Many of the raw materials used in manufacturing certain of the Company's products are currently purchased from a single source, including certain monomers used to synthesize Intelimer polymers and substrate materials for the Company's breathable membrane products. Upon an increase in manufacturing capability, the Company may enter into alternative supply arrangements. Although to date the Company has not experienced difficulty acquiring materials for the manufacture of its products, no assurance can be given that interruptions in supplies will not occur in the future, that the Company will be able to obtain substitute vendors, or that the Company will be able to procure comparable materials at similar prices and terms within a reasonable time. Any such interruption of supply could have a material adverse effect on the Company's ability to manufacture its products and, consequently, could materially and adversely affect the Company's business, operating results and financial condition. See "Business--Manufacturing."

PATENTS AND PROPRIETARY RIGHTS

  The Company's success depends in large part on its ability to obtain patents, maintain trade secret protection and operate without infringing on the proprietary rights of third parties. The Company has been granted eight U.S. patents with expiration dates ranging from 2007 to 2012 and has filed applications for additional U.S. patents, three of which have been issued notices of allowance as well as certain corresponding patent applications outside the United States, relating to the Company's technology. There can be no assurance that any of the pending patent applications will be approved, that the Company will develop additional proprietary products that are patentable, that any patents issued to the Company will provide the Company with competitive advantages or will not be challenged by any third parties or that the patents of others will not prevent the commercialization of products incorporating the Company's technology. Furthermore, there can be no assurance that others will not independently develop similar products, duplicate any of the Company's products or design around the Company's patents. Any of the foregoing results could have a material adverse effect on the Company's business, operating results and financial condition.

  The commercial success of the Company also will depend, in part, on its ability to avoid infringing patents issued to others. The Company has received, and may in the future receive, from third parties, including some of its competitors, notices claiming that it is infringing third party patents or other proprietary rights. For example, in January 1996 the Company received a letter alleging that the Company's breathable membrane product infringes patents of another party. The Company has investigated this matter and believes that its breathable membrane product does not infringe the specified patents of such party. The Company has received an opinion of patent counsel that the breathable membrane product does not infringe any valid claims of such patents. If the Company were determined to be infringing any third-party patent, the Company could be required to pay damages, alter its products or processes, obtain licenses or cease certain activities. In addition, if patents are issued to others which contain claims that compete or conflict with those of the Company and such competing or conflicting claims are ultimately determined to be valid, the Company may be required to pay damages, to obtain licenses to these patents, to develop or obtain alternative technology or to cease using such technology. If the Company is required to obtain any licenses, there can be no assurance that the Company will be able to do so on commercially favorable terms, if at all. The Company's failure to obtain a license to any technology that it may require to commercialize its products could have a material adverse impact on the Company's business, operating results and financial condition.

  Litigation, which could result in substantial costs to and diversion of effort by the Company, may also be necessary to enforce any patents issued or licensed to the Company or to determine the scope and validity of third-party proprietary rights. If competitors of the Company prepare and file patent applications in the United States that claim technology also claimed by the Company, the Company may have to participate in interference proceedings declared by the U.S. Patent and Trademark Office to determine priority of invention, which could result in substantial costs to and diversion of effort by the Company, even if the eventual outcome is favorable to the Company. Any such litigation or interference proceeding, regardless of outcome, could be expensive and time consuming and could subject the Company to significant liabilities to third parties, require disputed rights to be licensed from third parties or require the Company to cease using such technology and, consequently, could have a material adverse effect on the Company's business, operating results and financial condition.

  In addition to patent protection, the Company also relies on trade secrets, proprietary know-how and technological advances which the Company seeks to protect, in part, by confidentiality agreements with its partners, employees and consultants. There can be no assurance that these agreements will not be breached, that the Company will have adequate remedies for any breach, or that the Company's trade secrets and proprietary know-how will not otherwise become known or be independently discovered by others. See "Business--Patents and Proprietary Rights."

FINANCING REQUIREMENTS AND ACCESS TO CAPITAL

  Implementation of the Company's business strategy may require significant expenditures of capital, and the Company anticipates requiring additional financing in the future. The Company's future capital requirements will depend on many factors, including the progress of its research and development programs; the development of commercial-scale manufacturing capabilities; the development of marketing, sales and distribution capabilities; the ability of the Company to maintain existing collaborative arrangements and establish and maintain new collaborative arrangements; payments received under research and development agreements; the costs involved in preparing, filing, prosecuting, defending and enforcing intellectual property rights; complying with regulatory requirements; competing technological and market developments; the effectiveness of product commercialization activities and arrangements; and other factors. If the proceeds of this offering together with the Company's internally generated cash flow are not sufficient to satisfy its financing needs, the Company would be required to seek additional funding through other arrangements with corporate partners, bank borrowings or public or private sales of its securities, including equity securities. Any such collaboration could result in limitations on the Company's ability to control the research, development and commercialization of resulting products, if any, as well as its profits therefrom. In addition, the terms of any future bank borrowings could place restrictions on the Company's ability to take certain actions, and any equity financing could result in dilution to the Company's shareholders. There can be no assurance that additional funds will be available on a timely basis, on favorable terms or at all, or that such funds, if raised, would be sufficient to permit the Company to continue to conduct its operations. The Company has no credit facility or other committed sources of capital. If adequate funds are not available, the Company may be required to curtail significantly, or discontinue, one or more of its research and development programs or to license third parties the right to commercialize products or technologies that the Company would otherwise seek to develop itself. See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

GOVERNMENT REGULATION

  The Company's products and operations are subject to substantial regulation in the United States and foreign countries.

  Medical Products. The manufacturing, labeling, distribution and marketing of the Company's medical products are subject to extensive and rigorous regulation in the United States under the Food, Drug and Cosmetic Act, as amended (the "FDC Act"), and in certain other countries. The Company intends to obtain clearance for its medical products pursuant to Section 510(k) of the FDC Act whenever possible. The 510(k) process generally takes less time to complete than the premarket approval ("PMA") process. There can be no assurance that the FDA will act favorably or quickly in its review of the Company's 510(k) submissions, will not request additional data, will not require that the Company conduct further clinical studies, will not limit the intended use of the Company's products, or will not require the submission of a PMA. Failure to receive or delays in receipt of FDA clearances or approvals, including the need for extensive clinical trials or additional data as a prerequisite to clearance or approval, or any limitations on the intended use of the Company's products, would have a material adverse effect on the Company's business, financial condition and results of operations. The Company is also required to adhere to FDA current Good Manufacturing Practices and similar regulations in other countries which include testing, control and documentation requirements enforced by periodic inspections. Moreover, if FDA clearances for commercial sale of the Company's medical products are obtained, there can be no assurance that reimbursement in the United States or foreign countries will be available for any of the Company's medical products, or if available, will not be decreased in the future, or that reimbursement amounts will not reduce the demand for or the price of the Company's medical products.

  Food Packaging. Food packaging is also regulated under the FDC Act. The Company believes that its breathable membrane products will not become a component of the packaged food under expected conditions of use and therefore are not subject to regulation as food additives by FDA. An FDA determination that such products are food additives could have a material adverse effect on the Company's business, operating results and financial condition. Food packaging materials are also subject to FDA current Good Manufacturing Practices requirements.

  Agricultural Products. The Company's agricultural products are subject to regulations of the United States Department of Agriculture ("USDA") and Environmental Protection Agency ("EPA"). The Company believes its current Intellicoat seed coatings are not pesticides as defined in the Federal Insecticide, Fungicide and Rodenticide Act ("FIFRA") and are not subject to pesticide regulation requirements. The process of meeting pesticide registration requirements is lengthy, expensive and uncertain, and may require additional studies by the Company. There can be no assurance that future products will not be regulated as pesticides. In addition, the Company believes that its Intellicoat seed coatings will not become a component of the agricultural products which are produced from the seeds to which the coatings are applied and therefore are not subject to regulation by the FDA as a food additive. While the Company believes that it will be able to obtain approval from such agencies to distribute its products, there can be no assurance that the Company will obtain necessary approvals without substantial expense or delay, if at all.

  The Company and its products under development may also be subject to other international, federal, state and local laws, regulations and recommendations. Although Landec believes that it will be able to comply with all applicable regulations regarding the manufacture and sale of its products and polymer materials, such regulations are always subject to change and depend heavily on administrative interpretations and the country in which the products are sold. There can be no assurance that future changes in regulations or interpretations relating to such matters as safe working conditions, laboratory and manufacturing practices, environmental controls, and disposal of hazardous or potentially hazardous substances will not adversely affect the Company's business. There can be no assurance that the Company will not be required to incur significant costs to comply with such laws and regulations in the future, or that such laws or regulations will not have a material adverse effect on the Company's business, operating results and financial condition. Failure to comply with the applicable regulatory requirements can, among other things, result in fines, injunctions, civil penalties, suspensions or withdrawal of regulatory approvals, product recalls, product seizures, including cessation of manufacturing and sales, operating restrictions and criminal prosecution. See "Business--FDA and Other Government Regulations."

LIMITED SALES OR MARKETING EXPERIENCE

  The Company has only limited experience marketing and selling its products. While the Company intends to distribute certain of its products through its corporate partners and other distributors, the Company intends to sell certain other products through a direct sales force. Establishing sufficient marketing and sales capability may require significant resources. There can be no assurance that the Company will be able to recruit and retain skilled sales management, direct salespersons or distributors, or that the Company's sales efforts will be successful. The Company recently changed its distribution approach with respect to the QuickCast product line in the United States to include several national distributors. To the extent that the Company enters into distribution arrangements for the sale of its products, the Company will be dependent on the efforts of third parties. There can be no assurance that such efforts will be successful. See "--Dependence on Collaborative Partners" and "Business--Sales and Marketing."

INTERNATIONAL OPERATIONS AND SALES

  For the year ended October 31, 1995 and for the six months ended April 30, 1996, approximately 73% and 61%, respectively, of the Company's total revenues were derived from product sales to and collaborative agreements with international customers, and the Company expects that international revenues will continue to account for a significant portion of its total revenues. A number of risks are inherent in international transactions. International sales and operations may be limited or disrupted by the regulatory approval process, government controls, export license requirements, political instability, price controls, trade restrictions, changes in tariffs or difficulties in staffing and managing international operations. Foreign regulatory agencies have or may establish product standards different from those in the United States, and any inability to obtain foreign regulatory approvals on a timely basis could have an adverse effect on the Company's international business and its financial condition and results of operations. While the Company's foreign sales are priced in dollars, fluctuations in currency exchange rates may reduce the demand for the Company's products by increasing the price of the Company's products in the currency of the countries to which the products are sold. There can be no assurance that regulatory, geopolitical and other factors will not adversely impact the Company's operations in the future or require the Company to modify its current business practices.

QUARTERLY FLUCTUATIONS IN OPERATING RESULTS

  The Company's results of operations have varied significantly from quarter to quarter. Quarterly operating results will depend upon several factors, including the timing and amount of expenses associated with expanding the Company's operations, the timing of collaborative agreements with, and performance of, potential partners, the timing of regulatory approvals and new product introductions, the mix between pilot production of new products and full-scale manufacturing of existing products and the mix between domestic and export sales. In addition, the Company cannot predict rates of licensing fees and royalties received from its partners or ordering rates by its distributors, some of which place infrequent stocking orders, while others order at regular intervals. As a result of these and other factors, the Company expects to continue to experience significant fluctuations in quarterly operating results, and there can be no assurance that the Company will become or remain consistently profitable in the future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

PRODUCT LIABILITY EXPOSURE AND AVAILABILITY OF INSURANCE

  The testing, manufacturing, marketing, and sale of the products being developed by the Company involve an inherent risk of allegations of product liability. While no product liability claims have been filed against the

Company to date, if any such claims were made and adverse judgments obtained, they could have a material adverse effect on the Company's business, financial condition and results of operations. Although the Company has taken and intends to continue to take what it believes are appropriate precautions to minimize exposure to product liability claims, there can be no assurance that it will avoid significant liability. The Company currently maintains product liability insurance in the amount of $1.0 million per claim with an annual aggregate limit of $2.0 million. There can be no assurance that such coverage is adequate or will continue to be available at an acceptable cost, if at all. A product liability claim, product recall or other claim with respect to uninsured liabilities or in excess of insured liabilities could have a material adverse effect on the Company's business, operating results and financial condition.

HAZARDOUS MATERIALS

  The Company's activities involve the controlled use of hazardous materials and chemicals. The Company is subject to federal, state and local laws and regulations governing the use, manufacture, storage, handling and disposal of such materials and certain waste products. Although the Company believes that its safety procedures for handling and disposing of such materials comply with the standards prescribed by such laws and regulations, and while the Company has never received any notice or complaint alleging any violation of such laws or regulations, risk of accidental contamination from, improper disposal of or injury from these materials cannot be completely eliminated. In the event of such an accident, the Company could be held liable for any damages that result, and any such liability could exceed the resources of the Company, which could have a material adverse effect on the Company's business, operating results and financial condition. Environmental protection has been an area of substantial concern in recent years, and regulation of activities involving the use and disposal of potentially hazardous materials has increased. There can be no assurance that such regulation will not increase in the future or that the Company will not be required to incur significant costs to comply with environmental laws and regulations in the future.

DEPENDENCE UPON KEY PERSONNEL

  The Company is highly dependent on the principal members of its management and scientific staff. The loss of services of certain key employees could have a material adverse effect on the Company. In addition, the Company believes that its future success will depend in large part upon its ability to attract and retain highly skilled scientific, managerial, manufacturing and marketing personnel. The Company faces competition in hiring such personnel from other companies, research and academic institutions, government entities and other organizations. There can be no assurance that the Company will be successful in hiring or retaining the personnel it requires for operating its business. The Company has key person life insurance in the amount of $1.0 million on each of the lives of Gary T. Steele, the Company's President and Chief Executive Officer, and Dr. Ray F. Stewart, the Company's founder and Vice President, Technology. However, the loss of services of one or more members of the research or management group or the inability to hire additional personnel and develop expertise as needed could have a material adverse effect on the Company's business, operating results and financial condition. The Company does not have employment agreements with any of its employees.

CONTROL BY EXISTING OFFICERS AND DIRECTORS

  Upon completion of this offering, the Company's officers and directors, and their affiliates, will beneficially own approximately 26.5% of the outstanding Common Stock (approximately 25.8% of the outstanding Common Stock assuming exercise in full of the Underwriters' over-allotment option). As a result, these shareholders acting together would be able to exert considerable influence over the election of the Company's directors and the outcome of most corporate actions requiring shareholder approval, such as certain amendments to the Company's Articles of Incorporation or Bylaws. Such concentration of ownership may have the effect of delaying, deferring or preventing a change of control of the Company and consequently could affect the market price of the Common Stock. See "Management--Executive Officers and Directors" and "Principal and Selling Shareholders."

ANTI-TAKEOVER PROVISIONS

  The Company's Articles of Incorporation and Bylaws require that any action required or permitted to be taken by shareholders of the Company must be effected at a duly called annual or special meeting of shareholders of the Company and may not be effected by written consent. In addition, the Company's charter documents will eliminate cumulative voting and provide that the Company's Board of Directors be divided into two classes, each of which serves for a staggered two-year term, which may make it more difficult for a third party to gain control of the Company's Board of Directors. Moreover, the Board of Directors has the authority, without action by, or consent of, the shareholders, to fix the rights and preferences of and issue shares of Preferred Stock. These and other charter provisions may discourage certain types of transactions involving an actual or potential change in control of the Company, including transactions in which the shareholders might otherwise receive a premium for their shares over then current prices, and may limit the ability of the shareholders to approve transactions that they may deem to be in their best interests. See "Management," "Principal and Selling Shareholders," "Description of Capital Stock--Preferred Stock" and "-- California Anti-Takeover Effects."

DILUTION

  The existing shareholders of the Company acquired their shares of Common Stock at an average cost substantially below the offering price set forth on the cover page of this Prospectus. Accordingly, investors in this offering will suffer an immediate dilution in pro forma net tangible book value per share of the Common Stock of $15.44. See "Dilution."

VOLATILITY OF STOCK PRICE

  The market price of the shares of Common Stock has been and is likely to continue to be highly volatile and may be significantly affected by factors such as announcements of technological innovations, the attainment of (or failure to attain) milestones in the commercialization of the Company's technology, new products, new patents or changes in existing patents, or development of new collaborative arrangements by the Company, its competitors or other parties, as well as government regulations, investor perception of the Company, fluctuations in the Company's operating results and general market conditions in the industry. These factors may cause the market price of the Common Stock to fluctuate significantly. In addition, the stock market in general has recently experienced extreme price and volume fluctuations, which have particularly affected the market prices of technology companies and which have been unrelated to the operating performance of such companies. These broad fluctuations may adversely affect the market price of the Common Stock.

SHARES ELIGIBLE FOR FUTURE SALE; REGISTRATION RIGHTS

  Sales of a substantial number of shares of Common Stock in the public market following this offering could adversely affect the market price for the Common Stock and adversely affect the Company's ability to raise capital in the capital markets at a time and on terms favorable to the Company. See "Shares Eligible for Future Sale." The number of shares of Common Stock available for sale in the public market is limited by restrictions under the Securities Act of 1933, as amended (the "Securities Act"), and lock-up agreements entered into in connection with the Company's initial public offering (the "IPO Lockup") and additional lock-up agreements entered into in connection with this offering (the "Additional Lockup") under which certain holders of such shares have agreed not to sell or otherwise dispose of any of their shares prior to August 15, 1996 and 90 days after the date of this offering, respectively, without the prior written consent of Smith Barney Inc. However, Smith Barney Inc. may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to such lock-up agreements. As a result of these restrictions, based on shares outstanding and options granted as of April 30, 1996, the shares of Common Stock listed below will be eligible for future sale in the public market.

  In addition to the 2,400,000 shares sold in this offering and the 3,220,000 shares sold in the initial public offering, 36,074 shares of Common Stock held by current shareholders and 21,578 shares of Common Stock issuable upon exercise of currently outstanding options will be eligible for sale in the public market on the date of this offering without restriction pursuant to Rules 144 and 701 under the Securities Act. Beginning on August 15, 1996, upon expiration of the IPO Lockup, an additional 479,788 shares of Common Stock and 300,354 shares of Common Stock issuable upon exercise of currently outstanding options will be eligible for sale pursuant to Rules 144 and 701. Beginning 90 days after the date of this Prospectus, upon expiration of the Additional Lockup, an additional 5,360,011 shares of Common Stock and 608,251 shares of Common Stock issuable upon exercise of currently outstanding options will be eligible for sale pursuant to Rules 144 and 701. In connection with this offering all directors and officers, the Selling Shareholders and certain other shareholders of the Company, holding in the aggregate 5,726,166 shares of Common Stock outstanding prior to this offering, have entered into the Additional Lockup and agreed with the Underwriters not to sell or otherwise dispose of any shares of Common Stock for a period of 90 days after the date of this Prospectus without the prior written consent of Smith Barney Inc.

  The holders of approximately 5,621,078 shares of Common Stock (including shares issuable upon exercise of a warrant on a net issuance basis at an assumed public offering price of $20.25 per share and excluding the shares of Common Stock offered by the Selling Shareholders hereby) are entitled to certain registration rights with respect to such shares. Such holders have waived their registration rights with respect to such shares in this offering. If such holders, by exercising their registration rights, cause a large number of shares to be registered and sold in the public market, such sales could have an adverse effect on the market price for the Common Stock. In addition, the Company has registered the shares of Common Stock reserved for issuance under the Company's 1988 Incentive Stock Option Plan, 1995 Directors' Stock Option Plan and 1995 Employee Stock Purchase Plan. See "Shares Eligible for Future Sale."

                                  THE COMPANY

  The Company was incorporated in California on October 31, 1986. The Company's principal executive offices are located at 3603 Haven Avenue, Menlo Park, California 94025 and its telephone number is (415) 306-1650.

                                USE OF PROCEEDS

  The net proceeds from the sale of the 1,200,000 shares of Common Stock offered by the Company hereby, after deducting underwriting discounts and commissions and estimated expenses payable by the Company in connection with this offering, are estimated to be approximately $22.6 million, assuming a public offering price of $20.25 per share.

  The Company anticipates using the net proceeds for capital expenditures, increasing manufacturing capability, working capital and other general corporate purposes. A portion of the net proceeds may also be used for the acquisition of complementary businesses or products, although the Company has not entered into any definitive agreement or letter of intent with respect to any such transactions and is not in any negotiations with respect to any written or oral agreements, understandings or agreements regarding such transactions.

  Pending application of the net proceeds as described above, the Company intends to invest the net proceeds of this offering in interest-bearing securities of investment grade. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Notes 1 and 3 of Notes to Consolidated Financial Statements.

                                DIVIDEND POLICY

  The Company has never paid cash dividends on its capital stock and does not anticipate paying any cash dividends in the foreseeable future. The Company currently intends to retain future earnings to fund the development and growth of its business. Any future determination to pay cash dividends will be at the discretion of the Board of Directors and will be dependent upon the Company's financial condition, results of operations, capital requirements and such other factors as the Board of Directors deems relevant.

                          PRICE RANGE OF COMMON STOCK

  The Common Stock is traded over-the-counter on the Nasdaq National Market under the symbol "LNDC." The Common Stock was initially offered to the public on February 15, 1996 at a price of $12.00 per share. The following table sets forth for the periods indicated during 1996 the high and low closing sale prices of the Common Stock as reported by the Nasdaq National Market.

                                                                    HIGH   LOW
                                                                   ------ ------
Second Quarter (from February 15, 1996)........................... $19.00 $12.50
Third Quarter (through July 1, 1996).............................. $20.75 $16.25

  On July 1, 1996, the last sale price of the Common Stock as reported by Nasdaq was $20.25 per share. As of April 30, 1996, there were approximately 115 holders of record of 10,662,028 shares of outstanding Common Stock.

                                CAPITALIZATION

  The following table sets forth the capitalization and cash position of the Company at April 30, 1996 and as adjusted to reflect the sale of the 1,200,000 shares of Common Stock offered by the Company hereby (at an assumed public offering price of $20.25 per share) after deducting underwriting discounts and commissions and estimated offering expenses. This table should be read in conjunction with the consolidated financial statements of the Company and the notes thereto included elsewhere in this Prospectus.

                                                            APRIL 30, 1996
                                                         ----------------------
                                                          ACTUAL   AS ADJUSTED
                                                         --------  ------------
                                                            (IN THOUSANDS)
Cash, cash equivalents and short-term investments....... $ 39,206    $ 61,830
                                                         ========    ========
Noncurrent portion of capital lease obligations......... $    448    $    448
Shareholders' equity:
 Preferred Stock, $.001 par value, 2,000,000 shares
  authorized; no shares issued or outstanding...........     --           --
 Common Stock, $.001 par value, 50,000,000 shares
  authorized; 10,662,028 shares issued and outstanding,
  actual and 11,862,028 shares issued and outstanding,
  as adjusted (1).......................................   68,147      90,771
Notes receivable from shareholders......................      (12)        (12)
Deferred compensation...................................     (368)       (368)
Accumulated deficit.....................................  (28,655)    (28,655)
                                                         --------    --------
 Total shareholders' equity.............................   39,112      61,736
                                                         --------    --------
  Total capitalization.................................. $ 39,560    $ 62,184
                                                         ========    ========

- --------
(1) Excludes as of April 30, 1996, 111,787 shares of Common Stock issuable upon exercise of outstanding warrants at an exercise price of $4.31 per share and on a net issuance basis at an assumed public offering price of $20.25 per share, 1,191,158 shares issuable upon exercise of outstanding options at a weighted average exercise price of $0.99 per share and 502,741 shares available for future issuance under the Company's stock plans. See "Management--Stock Plans" and Notes 5 and 6 of Notes to Consolidated Financial Statements.

                                   DILUTION

  The pro forma net tangible book value of the Company at April 30, 1996 was $41.1 million, or $3.41 per share of Common Stock. "Pro forma net tangible book value per share" is determined by dividing the pro forma net tangible book value (total tangible assets including the proceeds from the assumed exercise of all outstanding stock options and warrants less total liabilities) of the Company at April 30, 1996 by the number of shares of Common Stock outstanding assuming exercise of all outstanding stock options and warrants at April 30, 1996. Dilution per share represents the difference between the amount per share paid by purchasers of Common Stock in this offering and the pro forma net tangible book value per share of Common Stock immediately after this offering. Without taking into account any changes in pro forma net tangible book value after April 30, 1996, other than to give effect to the sale of the 1,200,000 shares of Common Stock offered by the Company hereby (and after deduction of underwriting discounts and commissions and estimated offering expenses), the adjusted pro forma net tangible book value of the Company at April 30, 1996 would have been $63.7 million, or $4.81 per share. This represents an immediate dilution in net tangible book value of $15.44 per share to new investors purchasing shares in this offering and an immediate increase in net tangible book value of $1.40 per share to existing shareholders. The following table illustrates this per share dilution:

Assumed public offering price per share............................       $20.25
 Pro forma net tangible book value per share adjusted for the impact of stock options and warrants at April 30, 1996........... $3.41
 Increase per share attributable to new investors (1)..............  1.40
                                                                    -----
Pro forma net tangible book value per share after offering.........         4.81
                                                                          ------
Dilution per share to new investors (2)............................       $15.44
                                                                          ======

- --------
(1) After deduction of underwriting discounts and commissions and estimated offering expenses.
(2) Determined by subtracting the adjusted pro forma net tangible book value per share after the offering from the amount of cash paid by a new investor for a share of Common Stock.

                     SELECTED CONSOLIDATED FINANCIAL DATA

  The selected consolidated financial data set forth below as of October 31, 1994 and 1995 and for each of the three years in the period ended October 31, 1995 have been derived from the consolidated financial statements of the Company, which have been audited by Ernst & Young LLP, independent auditors, and are included elsewhere in this Prospectus. The consolidated statements of operations data for the years ended October 31, 1991 and 1992 and the balance sheet data at October 31, 1991, 1992 and 1993 are derived from audited consolidated financial statements not included in this Prospectus. The selected consolidated financial data set forth below as of April 30, 1996 and for the six-month periods ended April 30, 1995 and 1996 have been derived from the unaudited financial statements of the Company, have been prepared on a basis consistent with the audited consolidated financial statements and, in the opinion of the management of the Company, include all adjustments (consisting of normal recurring adjustments) necessary to present fairly the financial condition and results of operations for the periods presented. The results of operations for the six-month period ended April 30, 1996 are not necessarily indicative of the results to be expected for any subsequent period or the full year. The selected consolidated financial data set forth below should be read in conjunction with the consolidated financial statements of the Company and related notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus.

                                                                         SIX MONTHS
                                  YEAR ENDED OCTOBER 31,               ENDED APRIL 30,
                          -------------------------------------------  ----------------
                           1991     1992     1993     1994     1995     1995     1996
                          -------  -------  -------  -------  -------  -------  -------
                           (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENTS OF OPERATIONS
DATA:
Revenues:
 Product sales..........  $   --   $   --   $   --    $  335  $   601  $   441  $   412
 License fees...........      --       475      350      400    2,650      650      600
 Research and
  development revenues..      808      811      821      965      796      389      682
                          -------  -------  -------  -------  -------  -------  -------
  Total revenues........      808    1,286    1,171    1,700    4,047    1,480    1,694
Operating costs and
expenses:
 Cost of product sales..      --       --       --       897      987      652      539
 Research and
 development............    2,570    2,846    3,740    3,283    3,715    1,776    1,898
 Selling, general and
  administrative........      836      987    1,598    2,067    2,236    1,045    1,224
                          -------  -------  -------  -------  -------  -------  -------
  Total operating costs
   and expenses.........    3,406    3,833    5,338    6,247    6,938    3,473    3,661
                          -------  -------  -------  -------  -------  -------  -------
Operating loss..........   (2,598)  (2,547)  (4,167)  (4,547)  (2,891)  (1,993)  (1,967)
Net interest income.....       54      119       51      192      132       70      452
                          -------  -------  -------  -------  -------  -------  -------
Net loss................  $(2,544) $(2,428) $(4,116) $(4,355) $(2,759) $(1,923) $(1,515)
                          =======  =======  =======  =======  =======  =======  =======
Supplemental net loss
 per share (1)..........                                      $  (.38) $  (.27) $  (.17)
                                                              =======  =======  =======
Shares used in
 computation of
 supplemental net loss
 per share (1)..........                                        7,175    7,060    8,709
                                                              =======  =======  =======

                                        OCTOBER 31,
                         ----------------------------------------------
                                                                          APRIL
                                                                           30,
                          1991     1992      1993      1994      1995     1996
                         -------  -------  --------  --------  --------  -------
                                       (IN THOUSANDS)
BALANCE SHEET DATA:
Cash, cash equivalents
 and short-term
 investments............ $ 4,024  $ 1,975  $  9,772  $  5,706  $  5,549  $39,206
Total assets............   5,078    2,786    11,253     7,521     7,347   41,124
Redeemable convertible
 preferred stock........  10,968   11,881    25,567    27,656    31,276      --
Accumulated deficit.....  (6,483)  (9,804)  (15,213)  (21,658)  (26,538) (28,655)
Total shareholders'
 equity (net capital
 deficiency)............ $(6,453) $(9,766) $(15,159) $(21,584) $(26,429) $39,112

- --------
(1) Computed on a supplemental basis as described in Note 1 of Notes to Consolidated Financial Statements.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
               OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  The following discussion contains trend analysis and other forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1933, as amended. Actual results could differ materially from those projected in the forward looking statements as a result of the factors described in this Prospectus, particularly under "Risk Factors." The following discussion should be read in conjunction with the consolidated financial statements and notes thereto included elsewhere in this Prospectus:

OVERVIEW

  Since its inception in October 1986, the Company has been primarily engaged in the research and development of its Intelimer technology and related products. The Company launched its first product line, QuickCast splints and casts, in April 1994. The Company launched its second product line, breathable membranes for the fresh-cut produce packaging market, in September 1995. To date, the Company has recognized $1.3 million in total QuickCast product and breathable membrane sales. The balance of revenues as of April 30, 1996 have resulted from license fees, collaborative arrangements and Small Business Innovative Research ("SBIR") government grants. The Company has been unprofitable since its inception and expects to incur additional losses, primarily due to the continuation of its research and development activities and expenditures necessary to further develop its manufacturing and marketing capabilities. From inception through April 30, 1996, the Company's accumulated deficit was $28.7 million.

RESULTS OF OPERATIONS

 Six Months Ended April 30, 1995 Compared to Six Months Ended April 30, 1996

  Total revenues were $1.7 million during the six months ended April 30, 1996 compared to $1.5 million during the same period in 1995. Revenue from product sales for the first six months in fiscal year 1996 decreased to $412,000 from $441,000 during the same period in 1995 due to a decrease in sales of QuickCast products which more than offset the increase in sales of the breathable membrane products. Revenue from license fees for the first six months in fiscal year 1996 decreased to $600,000 from $650,000 during the same period in 1995. Revenue from research and development funding for the first six months in fiscal year 1996 increased to $682,000 from $389,000 during the same period in 1995 due to an increase in research and development contracts in fiscal year 1996. In March of 1996, the Company and BFGoodrich decided to alter their research and development collaboration in the industrial latent curing area by removing the exclusivity restrictions. Pursuant to this alteration, BFGoodrich is no longer obligated to fund the Company's research and development which could result in a short-term reduction in research and development revenues that may be offset by other contract revenues.

  Cost of product sales consists of material, labor and overhead. Cost of product sales for the six months ended April 30, 1996 was $539,000 compared to $652,000 during the same period in 1995, a decrease of 17%. Cost of product sales as a percentage of product sales decreased to 131% for the first six months of fiscal year 1996 from 148% during the same period in 1995. This decrease in the cost of product sales was primarily the result of the ramp-up and increased volume of the breathable membrane product sales. The Company experienced negative gross margins for its products sales due to the early stage of commercialization of the Company's products and related product start-up costs. The Company anticipates that if revenues from product sales increase, gross margins will improve as the fixed portion of cost of product sales will be allocated over higher sales. Improvements in gross margins due to increased products sales, if any, may be offset in the future if the Company increases the fixed portion of cost of product sales. Due to the early stage of commercialization, however, the Company is unable to predict with any certainty future gross margins.

  Research and development expenses during the six months ended April 30, 1996 were $1.9 million compared to $1.8 million during the same period in 1995, an increase of 7%. Research and development expenses increased primarily as a result of increased development costs in the Company's latent curing products. In future periods, the Company expects that spending for research and development will continue to increase in absolute dollars, although it may vary as a percentage of total revenues. In addition, accelerating certain programs could increase the Company's losses in the near term.

  Selling, general and administrative expenses during the six months ended April 30, 1996 were $1.2 million compared to $1.0 million during the same period in 1995, an increase of 17%. Selling, general and administrative expenses increased primarily as a result of increased sales and marketing expenses and the additional administrative costs associated with supporting a public company. Selling, general and administrative expenses consist primarily of sales and marketing expenses associated with the Company's product sales, business development expenses, staff and administrative expenses. Sales and marketing expenses during the six months ended April 30, 1996 increased to $583,000 compared to $436,000 during the same period in 1995. The increase in sales and marketing expenses was attributable to the costs to support the market introduction of the breathable membrane products launched in late fiscal year 1995 and the cost of launching two new national U.S. distributors for the QuickCast products in the second quarter of fiscal year 1996. The Company expects that selling, general and administrative spending will increase in future periods, although it may vary as a percentage of total revenues.

  Net interest income during the six months ended April 30, 1996 was $452,000, as compared to $70,000 for the comparable period in 1995. Net interest income increased due to interest income from the initial public offering proceeds.

 Fiscal Year Ended October 31, 1995 Compared to Fiscal Year Ended October 31,
1994

  Total revenues were $4.0 million for fiscal year 1995 compared to $1.7 million for fiscal year 1994, an increase of 138%. Licenses fees increased to $2.6 million for fiscal year 1995 from $400,000 for fiscal year 1994, and revenues from research and development funding increased to $796,000 for fiscal year 1995 from $680,000 for fiscal year 1994. In consideration for the license fees and research and development funding received from its corporate partners, the Company granted back certain licenses and product rights. See "Business--Corporate Collaborations." The Company received no revenues from SBIR government grant funding for fiscal year 1995 compared to $285,000 for fiscal year 1994. Revenues from product sales increased to $601,000 for fiscal year 1995 from $335,000 for fiscal year 1994 primarily due to increased sales volume for QuickCast products and a small increase in their average selling prices. The Company believes that if it is able to successfully commercialize its products, revenues from product sales will constitute a greater percentage of total revenues. The Company does not anticipate receiving any further SBIR government grants.
  Cost of product sales were $987,000 for fiscal year 1995 compared to $897,000 for fiscal year 1994, an increase of 10%. Cost of product sales as a percentage of product sales decreased to 164% in fiscal year 1995 from 268% in fiscal year 1994. This decrease was primarily the result of increased volumes and manufacturing efficiencies for the QuickCast products. The Company experienced negative gross margins for its product sales due to the early stage of commercialization of the Company's products and related product start-up costs. Cost of product sales did not increase at the same or similar rate as revenues from product sales due to these start-up costs, fiscal year 1995 being the first full year of product sales and increased volumes and manufacturing efficiencies.

  Research and development expenses were $3.7 million for fiscal year 1995 compared to $3.3 million for fiscal year 1994, an increase of 13%. The Company's research and development expenses are primarily dedicated to the development, process scale-up and intellectual protection of its enabling side-chain crystallizable polymer technology, which is the basis of the Company's products. Research and development expenses increased primarily as a result of increased process development costs associated with the launch of the Company's breathable membrane products and development of the PORT ophthalmic device, which were offset by a decline in development expenses associated with the QuickCast product line launched in fiscal year 1994.

  Selling, general and administrative expenses were $2.2 million for fiscal year 1995 compared to $2.1 million for fiscal year 1994, an increase of 8%. Selling, general and administrative expenses consist primarily of sales and marketing expenses associated with the Company's product sales, business development expenses, staff and administrative expenses. Sales and marketing expenses increased to $905,000 for fiscal year 1995 from $823,000 for fiscal year 1994, primarily due to marketing and sales activities for the QuickCast product line. The Company generally incurs less sales and marketing expenses for product sales through its marketing partners such as Smith & Nephew. However, sales to such partners generally have a lower average sales price.

  Net interest income was $132,000 for fiscal year 1995 compared to $192,000 for fiscal year 1994, a decrease of 31%. The decrease resulted primarily from interest expense of $42,000 associated with the convertible promissory notes issued in March 1995.

 Fiscal Year Ended October 31, 1994 Compared to Fiscal Year Ended October 31,
1993

  Total revenues were $1.7 million for fiscal year 1994 compared to $1.2 million for fiscal year 1993, an increase of 45%. License fees increased to $400,000 for fiscal year 1994 from $350,000 for fiscal year 1993. Revenues from research and development funding increased to $680,000 for fiscal year 1994 from $407,000 for fiscal year 1993. Revenues from government grant funding decreased to $285,000 for fiscal year 1994 from $414,000 for fiscal year 1993. The launch of the QuickCast product line resulted in first revenues from product sales in fiscal year 1994.

  Cost of product sales was $897,000 for fiscal year 1994, the first year of the Company's product sales. The Company experienced negative gross margins for its product sales due to the early stage of commercialization of the Company's products and related product start-up costs.

  Research and development expenses were $3.3 million for fiscal year 1994 compared to $3.7 million for fiscal year 1993, a decrease of 12%. The decrease was primarily due to a reduction of development costs associated with the Company's PORT ophthalmic device and a reduction of materials costs.

  Selling, general and administrative expenses were $2.1 million for fiscal year 1994 compared to $1.6 million for fiscal year 1993, an increase of 29%. The increase was primarily due to an increase in sales and marketing expenses to $823,000 for fiscal year 1994 from $379,000 for fiscal year 1993, associated with the launch of the QuickCast product line.

  Net interest income was $192,000 for fiscal year 1994 compared to $51,000 for fiscal year 1993, an increase of 276%. The increase resulted from the investment of net proceeds from the Company's private placement of Series D Preferred Stock in June 1993.

LIQUIDITY AND CAPITAL RESOURCES

  Prior to the Company's initial public offering, the Company financed its operations primarily through private sales of its equity securities, issuances of convertible debt, equipment lease financings and license and development fees. Through April 30, 1996, the Company has received net offering proceeds of approximately $23.8 million from private sales of equity securities, $700,000 from the issuance of convertible notes in March 1995 and $1.1 million from lease financing. In its initial public offering in February 1996, the Company received proceeds of approximately $35 million net of underwriting discounts and commissions, and issuance costs.

  The Company believes that existing cash, cash equivalent and short-term investments, which totalled $39.2 million at April 30, 1996, together with the net proceeds of approximately $22.6 million from this offering, will be sufficient to finance its capital requirements through at least fiscal 1997. The foregoing is a forward-looking statement, however, and the Company's future capital requirements will depend on numerous factors, including the progress of its research and development programs; the development of commercial scale manufacturing capabilities; the development of marketing, sales and distribution capabilities; the ability of the Company to maintain existing collaborative arrangements and establish and maintain new collaborative arrangements; payments received under research and development agreements; the costs involved in preparing, filing, prosecuting, defending and enforcing intellectual property rights; complying with regulatory requirements; competing technological and market developments; the effectiveness of product commercialization activities and arrangements; and other factors. If the proceeds of this offering, together with the Company's currently available funds and internally generated cash flow, are not sufficient to satisfy its financing needs, the Company would be required to seek additional funding through other arrangements with collaborative partners, through bank borrowings and through public or private sales of its securities, including equity securities. The Company has no credit facility or other committed sources of capital. There can be no assurance that additional funds, if required, will be available to the Company on favorable terms. See "Risk Factors--Financing Requirements and Access to Capital."

  The Company has not generated taxable income to date. At October 31, 1995, the net operating losses available to offset future taxable income for federal income tax purposes were approximately $15.6 million. Because the Company has experienced ownership changes, future utilization of the carryforwards may be limited in any one fiscal year pursuant to Internal Revenue Code regulations. The carryforwards expire at various dates beginning in 2001 through 2010 if not utilized. As a result of the annual limitation, a portion of these carryforwards may expire before ultimately becoming available to reduce federal income tax liabilities.

                                   BUSINESS

GENERAL

  Landec designs, develops, manufactures and sells temperature-activated polymer products for a variety of industrial, medical and agricultural applications. The Company's products are based on its proprietary Intelimer polymers, which differ from other polymers in that they can be customized to abruptly change their physical characteristics when heated or cooled through a pre-set temperature switch. For instance, Intelimer polymers can change within the space of one or two degrees Celsius from a slick, non-adhesive state to a highly tacky, adhesive state; from an impermeable state to a highly permeable state; or from a solid state to a viscous state. These abrupt changes are repeatedly reversible and can be tailored by Landec to occur at specific temperatures, thereby offering substantial competitive advantages in the Company's target markets. The Company believes its enabling Intelimer technology provides for differentiated, high-value products that address a wide variety of applications in large, commercial markets.

  The Company has launched and is marketing its first two product lines. The first product line, QuickCast splints and casts, was launched in the United States in mid-1994 and in Europe and selected Asian countries through its partner Smith & Nephew in the fall of 1994. The Company introduced its second product line, breathable membranes for use in fresh-cut produce packaging, in the fall of 1995. The Company has entered into a non-exclusive supply agreement with fresh-cut salad market leader Fresh Express.

  The Company is developing and intends to launch additional products during 1996 and 1997. Products under development include: latent curing catalyst systems for use with industrial coatings, adhesives, sealants and composites; temperature-activated, pressure-sensitive adhesives; PORT ophthalmic devices for the treatment of dry eye; and Intellicoat agricultural seed coatings. The Company is developing products in collaboration with or for sale to Smith & Nephew, Physician Sales & Service, North Coast Medical, Fresh Express, Printpack, Hitachi Chemical, BFGoodrich and Nitta.

TECHNOLOGY OVERVIEW

  Polymers are important and versatile materials found in many of the products of modern life. Man-made polymers include nylon fibers used in carpeting and clothing, coatings such as paints and finishes, plastics such as polyethylene, and elastomers used in automobile tires and latex gloves. Natural polymers include cellulose and natural rubber. Historically, synthetic polymers have been designed and developed primarily for improved mechanical and physical properties, such as strength and the ability to withstand high temperatures. Improvements in these and other properties and the ease of manufacturing of synthetic polymers over the last 40 years have allowed these materials to replace wood, metal and natural fibers in many applications. More recently, scientists have focused their efforts on identifying and developing sophisticated polymers with novel properties for a variety of commercial applications.

  Landec's Intelimer polymers are a proprietary class of synthetic polymeric materials that respond to temperature changes in a controllable, predictable way. Typically, polymers gradually change in adhesion, permeability and viscosity over broad temperature ranges. Landec's Intelimer materials, in contrast, can be designed to exhibit abrupt changes in permeability, adhesion and/or viscosity over temperature ranges as narrow as 1(degrees)C to 2(degrees)C. These changes can be designed to occur at relatively low temperatures (0(degrees)C to 100(degrees)C) that fall within temperature ranges compatible with most biological applications. Figure 1 illustrates the effect of temperature on Intelimer materials as compared to typical polymers.

       Effect of Temperature on Intelimer Materials vs. Typical Polymar

[GRAPH SHOWING ABRUPT CHANGE IN PROPERTIES (ADHESIVE VERSUS NON-ADHESIVE, PERMEABLE VERSUS INPERMEABLE, VISCOUS VERSUS SOLID) OF INTELIMER MATERIALS AROUNG A PRE-SET TEMPERATURE POINT COMPARED TO TYPICAL POLYMERS, APEARS HERE]

  Landec's proprietary polymer technology is based on the structure and phase behavior of Intelimer materials. The abrupt thermal transitions of specific Intelimer materials are achieved through the use of chemically precise hydrocarbon side chains that are attached to a polymer backbone. Below a pre-determined switch temperature, the polymer's side chains align through weak hydrophobic interactions resulting in a crystalline structure. When this side chain crystallizable polymer is heated to, or above, this switch temperature, these interactions are disrupted and the polymer is transformed into an amorphous, viscous state. Because this transformation involves a physical and not a chemical change, this process is repeatedly reversible. Landec can set the polymer switch temperature anywhere between 0(degrees)C to 100(degrees)C by varying the length of the side chains. The reversible transitions between crystalline and amorphous states are illustrated in Figure 2 below.

                    Intelimer Materials Temperature Switch

[SCHEMATIC SHOWING REVERSIBILITY BETWEEN CRYSTALLINE STRUCTURE (NON-ADHESIVE, IMPERMEABLE, SOLID) AND AMORPHOUS STRUCTURE (ADHESIVE, PERMEABLE, VISCOUS) DEPENDING UPON TEMPERATURE APPEARS HERE]

  Side chain crystallizable polymers were first discovered by academic researchers in the mid 1950's. These polymers were initially considered to be merely of scientific curiosity from a polymer physics perspective, and, to the Company's knowledge, no significant commercial applications were pursued. In the mid-1980's, Dr. Ray

Stewart, the Company's founder, became interested in the idea of using the temperature-activated permeability properties of these polymers to deliver various materials such as drugs and pesticides. After forming Landec in 1986, Dr. Stewart subsequently discovered broader utility of these polymers. After several years of basic research, commercial development efforts began in the early 1990's, resulting in initial products in mid-1994.

  Landec's Intelimer materials are generally synthesized from long chain acrylic monomers that are derived primarily from natural materials such as soybean and corn oils, and are highly purifiable and designed to be manufactured economically through known polymerization processes. Intelimer materials can be made into many different forms, including films, coatings, microcapsules and plugs.

BUSINESS STRATEGY

  Landec's objective is to become the leader in temperature-activated specialty polymer products by capitalizing on its enabling Intelimer technology. The principal elements of Landec's strategy to achieve this objective are (i) to select commercially attractive product opportunities,
(ii) to leverage established distribution channels through distribution agreements or corporate partnerships with market leaders and (iii) to fully exploit the Intelimer technology by retaining an economic interest in joint ventures, spinouts and other vehicles created by the Company to develop non-core applications of the Company's technology.

 Product Selection

  The Company believes that its Intelimer technology has the potential to reach a broad range of markets beyond the current scope of the Company's resources. As a result, the Company seeks to commercialize selected Intelimer-based products that exhibit the following characteristics:

  Large, Established, Growing Markets. The Company focuses on supplying products to established, growing markets with a minimum of $500 million to $2 billion in annual, world-wide sales and the potential to further expand due to Landec's products.

  Attractive Margins/Low Capital Intensity. Landec develops products that it believes can generate attractive margins when competitively priced. In addition, the Company generally focuses on products which can be developed, manufactured and marketed without large capital investments.

  Significant Unmet Market Needs. Landec seeks to use its temperature switch technology to develop differentiated products that address significant market needs not fulfilled by existing products on the market. The Company intends to develop new products with substantial functional benefits relative to existing products that are designed to gain market acceptance more readily and to be sold at attractive price levels.

  Strong Proprietary Position. Landec seeks to develop products that fall within, and can expand, the Company's proprietary position. Currently, Landec has eight issued patents and numerous additional patent applications relating to methods, compositions and applications of Landec's Intelimer technology, three of which have been issued notices of allowance. In addition, the Company has developed considerable technological know-how, trade secrets and registered trademarks in order to establish a broad proprietary position in the market.

  Minimal Regulatory Risk. Landec generally selects products that are not likely to undergo lengthy regulatory review processes that could both increase costs and substantially delay commercialization. For example, the Company intends to develop medical products that it believes can obtain FDA clearance through the 510(k) notification process, rather than products that must be submitted under the substantially longer PMA process.

 Established Distribution Channels

  With respect to product commercialization, Landec's strategy is to establish distribution arrangements or corporate partnerships with market leaders. The Company currently is collaborating with or selling products to Hitachi Chemical, BFGoodrich and Nitta in the industrial polymers area and has distribution agreements with

Smith & Nephew, Physician Sales & Service and North Coast Medical in the splint and casting area. In certain highly focused markets, such as the fresh-cut produce market, Landec may market products through its own sales force. The Company believes that this approach will allow it to focus its resources on further development of products based on its Intelimer materials while leveraging the established sales and marketing organizations of its partners.

 Joint Ventures and Spinouts

  Another aspect of Landec's strategy is to fully exploit the commercial applications of the Company's Intelimer technology by retaining an economic interest in spinouts, joint ventures and other vehicles created by the Company to develop non-core applications of the Company's technology. For instance, the Company believes that its seed coating business represents a large commercial opportunity that will require substantial management time to develop. Therefore, Landec may consider spinning out and establishing a management team dedicated to that business. The Company believes that commercialization of certain products outside of Landec will enable the Company to better leverage its resources and more successfully exploit the potential of its internal programs while retaining an economic interest in Intelimer-based products.

PRODUCTS

  The Company is developing products based on its Intelimer technology in three product areas: industrial membranes and polymers, medical devices and agricultural seed coatings. The Company currently has two product lines on the market and expects to introduce additional product lines during 1996 and 1997. The following table sets forth the Company's current product areas, their principal applications, the attribute of the Intelimer materials utilized by the product, the commercial status of the products and corporate partners.

                                                   INTELIMER
                                                   MATERIALS                    CORPORATE
  PRODUCT AREA             PRINCIPAL APPLICATIONS  ATTRIBUTE    STATUS          PARTNERS
  ------------             ----------------------  ---------    ------          ---------
  Industrial Membranes
  and Polymers
   Breathable Membranes     Fresh-cut Produce      Permeability On Market       Fresh Express
                            Packaging              Permeability In Development  Printpack
   Latent Curing Catalyst   Epoxy and Other        Permeability Field Trials    BFGoodrich
    Systems                 Thermosets                                          Hitachi Chemical
   Adhesives                Industrial Uses        Adhesion     In Development  Hitachi Chemical
                                                                                Nitta
                            Medical Uses           Adhesion     In Development  Nitta
  Medical Devices
   QuickCast Orthopedics    Splints and Casts      Viscosity    On Market       Smith & Nephew
                                                                                Physician Sales
                                                                                & Service
                                                                                North Coast Medical
   PORT Ophthalmic          Dry Eye                Viscosity    Clinical Trials         --
    Devices                 Contact Lens Wear      Viscosity    In Development          --
  Agricultural Seed
  Coatings
   Intellicoat Coatings     Corn, Soybean, Canola, Permeability Field Trials            --
                            Cotton and Sugarbeet

- --------------------------------------------------------------------------------

 INDUSTRIAL MEMBRANES AND POLYMERS

  The Company's main focus is on industrial applications for its Intelimer materials. To date, these products consist of breathable membranes, latent curing catalyst systems and adhesives.

  Breathable Membranes

  Landec began marketing its Intelimer-based breathable membranes for use in fresh-cut produce packaging in September 1995. Certain types of fresh-cut produce can spoil or discolor rapidly when packaged in conventional materials and therefore are not widely available for commercial sale. The Company believes its breathable membranes facilitate the packaging of these types of produce.

  Fresh-cut produce is pre-washed, cut and packaged in a form that is ready to use by the consumer and is thus typically sold at premium price levels. According to the International Fresh Cut Produce Association ("IFPA"), sales of fresh-cut salads were $82 million in 1989 and increased to $600 million in 1994. The Company believes that this growth has been driven by consumer demand and willingness to pay for convenience. In addition, many institutional food suppliers purchase fresh-cut produce due to its greater convenience and uniform quality relative to produce prepared at the point of sale.

  Although fresh-cut produce companies have had success in the salad market, the industry has been slow to expand to other fresh-cut vegetables or fruits due to limitations in the conventional materials used to package the cut produce. After harvesting, vegetables and fruits continue to respire, consuming oxygen and releasing carbon dioxide. Too much or too little oxygen can result in premature spoilage and decay and/or the growth of harmful bacteria. Conventional packaging films used today, such as polyethylene and polypropylene, can be made somewhat permeable to oxygen and carbon dioxide, but often do not allow for the optimal atmospheric needs of the produce. In addition to having poor permeability characteristics, these current packages often have less than desirable strength, clarity, aesthetics and durability. These shortcomings have not significantly hindered the growth in the fresh-cut salad market because lettuce, unlike many other vegetables and fruits, respires relatively slowly and can tolerate less than optimal packaging.

  The respiration rate of fresh-cut produce varies from vegetable to vegetable and from fruit to fruit. The challenge facing the industry is to develop packaging for a wide variety of fruits and vegetables that can automatically adjust the transmission rates of oxygen and carbon dioxide. Today's conventional packaging films are not able to adjust to meet the varying needs of different vegetables and fruits. To mirror the growth experienced in the fresh-cut salad market, the markets for high respiring vegetables and fruits such as broccoli, cauliflower, melons and stone fruit (peaches, apricots, nectarines) require a better packaging solution.

  The respiration rate of fresh-cut produce also varies with fluctuations in temperature. As temperature increases, fresh-cut produce generally respires at a higher rate, which speeds up the decaying process, reduces the shelf life of the produce and increases the potential for the growth of harmful bacteria. As fresh-cut produce is transported from the processing plant through multiple distribution steps to the food service or retail store location, and finally to the ultimate consumer, temperatures can fluctuate significantly. Therefore, managing the "cold-chain," or the refrigerated environment, throughout the distribution process presents a significant challenge and cost factor. The Company believes that conventional food packaging films are unable to adjust to changes in temperature that exist in the fresh-cut produce distribution process.

  Using its Intelimer technology, Landec has developed and is developing breathable membranes that it believes address many of the shortcomings of conventional materials. A membrane is applied over a small cut-out section of a standard bag. This highly permeable window acts as a breathable "valve" supplying most, if not all, of the gas transmission properties of the entire package. These membranes can be designed with the following characteristics:

  . Super Permeability. Landec's breathable membranes are designed to permit transmission of oxygen and carbon dioxide at several thousand times the rate of conventional packaging films. These higher permeability levels facilitate the packaging of many types of fresh-cut produce.

  . Ability to Selectively Transmit Oxygen and Carbon Dioxide. Landec's breathable membranes are designed to selectively permit the transmission of oxygen and carbon dioxide at two separate rates that can create a more optimal environment for the produce.

  . Temperature Responsiveness. Landec is developing breathable membranes that can be designed to increase or decrease in permeability in response to environmental temperature changes. The Company is developing breathable membranes with permeability characteristics tailored to mimic the changes in respiration rate that are brought on by changes in temperature for specific vegetables and fruits.

  Landec launched its first breathable membrane, a label for fresh-cut broccoli packages, in September 1995. This membrane incorporates super permeability and selective oxygen and carbon-dioxide transmission capabilities, but not temperature responsiveness. The Company launched a second breathable membrane for fresh-cut cauliflower in June 1996. The Company intends to introduce additional membranes tailored for different types of vegetables during 1996. Future membranes may incorporate temperature responsiveness.

  The Company believes it can facilitate the packaging of high respiring produce such as broccoli, cauliflower and fruit with its breathable membranes, thus addressing currently unmet market needs. These breathable membranes also enable producers to select packaging films that are more cost effective, easier to process (e.g. stronger, clearer, printable) and more aesthetically pleasing to consumers. With the proprietary Intelimer polymer temperature switch, Landec's breathable membranes could also provide protection against breaks in the cold chain, thereby extending shelf life and product quality and protecting against the growth of harmful bacteria.

  Landec believes that growth of the overall produce market will be driven by increasing demand for the convenience of fresh-cut produce as well as by expansion of the number of produce products that may be effectively packaged. The Company believes that in the future its breathable membranes may be useful for packaging a wide range of fresh-cut produce products. According to the IFPA, sales of fresh-cut produce, which in 1994 represented 9% of the total produce market, are projected to increase to 25% of the total produce market by 1999. Potential opportunities for using Landec's technology outside of the fresh-cut produce market exist in cut flowers and in other food products.

  In January 1995, Landec entered into a non-exclusive supply agreement with Fresh Express, the market leader in fresh-cut salad. Under this agreement, Fresh Express is initially purchasing Landec's breathable membranes for fresh-cut produce sold to the institutional food service market. In June 1996, Landec entered into a co-development and marketing agreement with Printpack, which specializes in flexible packaging for the food industry. Under this agreement, Landec and Printpack will focus on developing integrated membrane/film products for low cost, high-throughput, fresh-cut produce market applications such as retail packaging using Landec's proprietary membrane technology and Printpack's large-scale printing and film covering expertise.

  Landec manufactures its breathable membranes in-house and intends to market breathable membranes to the limited number of large fresh-cut produce suppliers through its own sales force.

  Latent Curing Catalyst Systems

  The Company is developing and currently conducting field trials of a catalyst system incorporating its Intelimer polymer technology for industrial thermoset applications. Thermosets are plastics that, through a curing process, undergo a chemical reaction to form a structure that cannot be reshaped through heating. For example, epoxy glue is a thermoset. The majority of thermosets are configured in "two-package" systems in which one or more resins are packaged separately from a curing agent catalyst. When the catalyst is mixed with the resin, the thermoset materials cure, or "set." The period of time after the two components are mixed until the mixture has doubled in viscosity is referred to as its "pot life."

  Epoxies, polyurethanes and unsaturated polyesters represent three significant classes of thermosets. According to the January 1995 edition of Modern Plastics, a trade publication, the U.S. market in 1994 for epoxy, polyurethane and unsaturated polyester thermoset products was 0.6 billion pounds, 3.8 billion pounds and 1.5 billion pounds, respectively, and the Company believes that the world-wide market size is approximately double the U.S. market size. Because of their hardness and corrosion resistant properties, epoxy thermosets are widely used in surface coatings for industrial primers and maintenance finishes, in fiber-reinforced composites for printed circuit boards and in high performance adhesives in value-added automotive and aerospace applications. Polyurethane thermosets consist of a variety of flexible and rigid foam materials essential for inplace insulation (e.g., for refrigeration applications), molded automobile bumpers, mattresses and furniture cushions and automotive seating. Polyurethane coatings are also used for abrasion resistance in floor finishing and durability in transportation and aerospace applications. Unsaturated polyesters, a third thermoset category, are fast-curing with excellent hardness characteristics and are primarily used as fiberglass-reinforced composites. Principal applications for unsaturated polyesters are housing construction (shower modules, bathtub and sink constructions), marine construction (boats) and transportation products (truck bodies and panels and automotive trim).

  Two-package thermoset systems suffer from a number of drawbacks. These systems require extensive mixing equipment to ensure proper mixing ratios to provide expected product performance at the time of use. The thermoset resins and catalysts must be kept in separate packages until the time of use to prevent them from pre-reacting with each other. A finite pot life results in significant waste when the thermoset reacts or cures prior to application. Two-package thermoset systems frequently result in limited control of reaction time (the time between the initiation and completion of the curing process) causing incomplete mold fills and waste. While a limited number of currently available single package thermoset systems offer the potential for addressing many of these drawbacks, these systems typically must be refrigerated to prevent curing, must be used very quickly once activated and/or must be cured at very high temperatures. These limitations have hindered market acceptance of these systems.

  The Company is developing catalyst systems based on its Intelimer technology for use in one-package thermoset systems. These systems can incorporate catalysts, accelerators and curing agents in a way that prevents interaction by these agents with the resin while the polymer is in its impermeable state. This characteristic allows all components of the Intelimer thermoset to be pre-mixed and have a longer shelf life. For example, some Landec thermoset systems are storage-stable for up to one year. Landec's one-package system can be designed with a pre-set temperature switch to correspond with elevated temperatures applied during standard manufacturing processes. When the thermoset is exposed to the pre-set switch temperature, the Intelimer polymer abruptly changes to its permeable state, exposing the catalyst to the resin and initiating the curing process. In addition, the Intelimer polymer can be designed to change state over a predetermined temperature range in order to achieve a desired reaction time.

  The Company believes that its thermoset catalyst systems will eliminate the need for costly on-site mixing equipment and, because thermosets can be pre-mixed by the manufacturer, will minimize sub-optimal product performance due to incorrect component mixing ratios. Furthermore, since the thermosets will not cure until exposed to elevated temperatures, pot life should be extended, resulting in significantly reduced waste and labor expense. The Company believes that the ability to control reaction time also provides advantages over existing thermoset systems.

  Landec is targeting epoxies for its first thermoset catalyst system because epoxies are typically used in high-value industrial applications, such as in the electronic, aerospace and automotive industries. In addition, epoxies are generally used in applications involving elevated temperature curing; consequently, curing an epoxy thermoset using the Company's product would not add steps to the end-user's production process. The Company believes that this product will also have broad applicability for use with polyurethane and unsaturated polyester thermosets.

  The Company's thermoset catalyst systems address the different drawbacks of existing epoxy, polyurethane and unsaturated polyester thermoset systems. Shelf life is the most significant limitation for epoxy systems. Polyurethane systems are often used in applications for which reaction time is critical. Currently available unsaturated polyester systems exhibit significant drawbacks in both shelf life and pot life. The Company believes its one-package catalyst systems address the main limitations in each of these types of thermoset systems.

                         THERMOSET MARKET OPPORTUNITY

                   1994 U.S.
  AREA           MARKET (LBS.)* TYPICAL APPLICATION      LANDEC BENEFITS
  ----           -------------- -------------------      ---------------
  Epoxies         602 million   Adhesives and coatings   . Improved shelf life
                                 for electronics, auto   . Pre-mixed formulas
                                 and aerospace           . Lower cost of labor and waste
  Polyurethanes  3,755 million  Foams for auto,          . Controlled reaction times
                                 aerospace and furniture . Better mold filling
                                 coatings, adhesives and . Lower cost of labor and waste
                                 elastomers
  Unsaturated    1,496 million  Composites and molded    . Improved pot life
   Polyesters                    products for auto, boat . Lower cost of labor and waste
                                 and construction

 * Source: Modern Plastics, January 1995

- --------------------------------------------------------------------------------

  Landec has entered into licensing and distribution agreements for one-package thermoset catalyst systems with Hitachi Chemical and BFGoodrich. Both of these companies are large specialty chemical companies with strengths in the electronics, automotive and aerospace markets for thermoset systems. BFGoodrich has in the past and Hitachi Chemical is currently sponsoring research and development activities with respect to Intelimer technology. The Company's agreements with these companies contemplate that both Hitachi Chemical and BFGoodrich, upon successful completion of field testing, will purchase materials from Landec for resale or for incorporation into fully formulated products. Landec has retained manufacturing rights in both of these collaborations, and has granted exclusive marketing rights in Asia to Hitachi Chemical and non-exclusive marketing rights in the United States and other territories outside of Asia to BFGoodrich. See "--Corporate Collaborations."

  Adhesives

  Landec is utilizing its Intelimer technology to develop temperature-activated, pressure-sensitive adhesive ("PSA") materials for industrial applications. PSA materials are used for applications such as adhering the component parts of silicon devices, applying automotive side moldings and trim, assembling appliances and adhering labels to various surfaces. According to Adhesives Age, the U.S. market for PSA industrial tape products was $2.7 billion in 1994. Typically, the removal of PSA materials damages or tears the adhered surface and leaves a resin residue. To avoid tearing or resin residue, traditional removal methods involve the use of toxic solvents and/or labor-intensive washing steps.

  The Company is developing PSA materials based on its Intelimer technology that have demonstrated the capability to have adhesion levels reduced by over 70% with cooling or heating. This capability can be used in a wide variety of applications to adhere metals, woods, composites and plastics to surfaces and then easily remove these materials with changes in temperature. For example, two surfaces that are adhered together using Landec's PSA materials during a silicon wafer mounting process for the production of electronic components can be easily separated without toxic solvents or multiple washing steps by running the bonded parts through a heating or cooling process.

  Landec's PSA materials are currently in development. The Company entered into a non-exclusive license agreement with Hitachi Chemical in October 1994 and a co-exclusive license agreement with Nitta, a specialty materials company, in March 1995. These agreements provide Hitachi Chemical and Nitta with the right to manufacture and distribute Landec's adhesive products for industrial applications in Asia in exchange for license fees and royalties on future product sales. Landec has retained manufacturing and distribution rights elsewhere in the world. First commercial sales are expected to build on the strength of Landec's partners in the electronics and automotive industries. The Company believes that additional growth opportunities for Landec's adhesives technology exist in medical applications. In February 1996 the Company expanded its relationship with Nitta to include exclusive rights for adhesive medical applications in Asia in return for license fees, research and development payments and royalties on product sales.

 MEDICAL PRODUCTS

  In addition to industrial applications, the Company is currently developing or commercializing medical products based on its Intelimer technology. These products consist of QuickCast splints and casts and PORT ophthalmic devices.

  QuickCast Splints and Casts

  Landec has developed and is currently marketing splints and casts incorporating its Intelimer polymer technology. According to Frost & Sullivan, a market research organization, the U.S. market for orthopedic soft goods and cast room products was estimated to be approximately $818 million in 1994. The growth in the market for orthopedic soft goods and cast room products is being driven by a number of factors, including an increase in participation in sports and recreational activities and the aging of the U.S. population. In addition, the trend towards managed care has increased the need for cost-effective treatment. Managed care has also resulted in occupational and physical therapists, primary care physicians and other non-specialists performing an increasing range of procedures, including the treatment of selected orthopedic injuries. The Company believes the simplicity of the application of its QuickCast splints and casts is especially attractive to non-specialists.

  Traditional casting and splinting methods suffer from several drawbacks. Casts made from plaster of Paris or synthetic cast tape generally require specialized training. In addition, these casts require a "cast room," as the preparation and application of plaster of Paris or synthetic cast tape is messy. Traditional casts must also be cut off and replaced as the muscles in the casted limb atrophy or as a particular therapy procedure requires a new cast position. Splints using conventional thermoplastic sheets must be cut to conform to varying limb sizes. The nature of the materials used in traditional casts and splints make them difficult to properly conform to the patient's anatomy, resulting in the possibility of an incorrect cast or splint fit. In addition, the application of casts and splints are usually performed by two different groups of specialists. Casts are generally applied by orthopedic surgeons while splints are typically applied by occupational and physical therapists.

  The Company's QuickCast splints and casts shrink to fit injured limbs upon the application of heat from a hair dryer. These splints and casts are made from an elastic fiberglass mesh coated with Landec's temperature-activated materials. This material is made into pre-formed tubular devices that are placed on injured hands, wrists and arms. The heat from the hair dryer softens the polymer and allows the device to relax and conform to the patient's anatomy in approximately two minutes. QuickCast splints and casts are pliable when warm, allowing the clinician to mold and form the splint or cast and to reshrink or reposition the splints or casts as needed. Upon removal of the heat, the products cool and harden. The Company believes that QuickCast splints and casts provide the following advantages over traditional methods:

  .  Help ensure a proper therapeutic cast or splint fit

  . Allow for easy removal of the splint or cast using scissors, as compared to the necessity of sawing off a plaster of Paris or synthetic cast

  . Allow for reheating, remolding or reshrinking to change the shape or position of the device as required by therapy or to accommodate a reduction in limb size due to muscle atrophy, reducing the wasteful discarding of casts and splints that can increase overall treatment costs

  . Enable primary care physicians and other non-specialists to perform both splinting and casting

  .  Permit easy conversion of QuickCast casts to splints

  . Allow the cast to be applied in any exam room, physician office or rehabilitation facility or at the patient's bedside, thus eliminating the need for a special "cast room"

  The QuickCast products received 510(k) clearance by the FDA in February 1994, and the Company commenced sales of QuickCast products to regional U.S. orthopedic distributors in April 1994. In early 1996, Landec entered into an exclusive distribution relationship with Physician Sales & Service in the area of orthopedic and primary care physicians sales. PSS has over 700 sales representatives in 50 states. In addition, in early 1996, Landec entered into a non-exclusive distribution relationship with North Coast Medical, a large distributor of medical products to occupational and physical therapists. The addition of these distribution partners broadens the market access for the Company's QuickCast products. Outside of the United States, Smith & Nephew is the exclusive distributor of Landec's heat-shrinkable casting and splinting products in approximately 25 countries. The Company's products are distributed by Smith & Nephew under the Dynacast*Rapide label. In addition, QuickCast products are sold through independent distributors in approximately nine other countries.

  Landec received the 1995 R&D 100 Award in recognition of QuickCast's innovative features and benefits. This award is given annually by R&D Magazine to selected companies with new products that represent significant new innovations in America. Landec is working with leaders in orthopedics, primary care and rehabilitation to assist the Company in developing new product and application ideas. In early 1996, Landec introduced several QuickCast products for lower leg fractures and sprains, which complement the Company's existing QuickCast product line for upper extremity fractures and sprains.

  PORT Ophthalmic Device

  Landec is developing a PORT (Punctal Occlusion for the Retention of Tears) ophthalmic device that is designed to allow the eye to retain its natural tear fluids. The Company is targeting patients with a condition known as dry eye for the first PORT application. In patients suffering from dry eye, either the lacrimal gland produces an insufficient volume of tears or the lacrimal drainage duct clears the tears too quickly from the eye. Either condition may result in blurred vision, intolerance to bright light, grittiness, redness, burning and, in some cases, damage to the corneal surface.

  Dry eye syndrome is a common yet poorly diagnosed condition that is estimated to affect 30 million Americans, primarily patients over 50 years of age. According to the American Academy of Ophthalmology, approximately 25% of the general population suffers from dry eye syndrome at some time. Approximately 7.5 million cases can be classified as severe or moderate. Landec is initially targeting this market. According to the Dry Eye and Tear Research Center, approximately 175,000 dry eye patients in the United States undergo some type of corrective procedure each year. The Company believes that the opportunity for dry eye products will expand due to factors such as increased physician awareness of dry eye, an aging population, poor air quality, improved and standardized diagnostic techniques, and recent changes allowing reimbursement for punctum plug procedures and products.

  Existing methods for treating dry eye have significant drawbacks. Silicone punctum plugs often do not provide complete obstruction of the drainage duct and may not conform to the contours of a particular patient's drainage duct. In addition, punctum plugs either must be inserted deep into the drainage duct or rest at the top of the drainage duct, where they are susceptible to coming loose. Collagen plugs and artificial tear solutions offer only temporary relief. Laser surgery, which is used to close the drainage duct, is expensive and difficult to reverse.

  Using the PORT product, a physician introduces Intelimer polymer into the lacrimal drainage duct in a fluid state where it quickly solidifies into a form-fitting, solid plug. Occlusion of the lacrimal drainage duct allows the patient to retain tear fluid. The Company has developed an applicator containing sterile, solid Intelimer material that will transform into a flowable, viscous state when heated slightly above body temperature. A physician activates the battery powered PORT applicator that heats the Intelimer material, inserts the applicator tip directly into the locally anesthetized punctal eye opening of the lacrimal drainage duct and dispenses the Intelimer material. This entire treatment can be completed on an out-patient basis in five to ten minutes. Subsequently, if the physician believes that occlusion is no longer necessary, the PORT plug can be removed using a warm saline flush, which activates the temperature switch, causing the polymer to return to its viscous state and be flushed from the patient's drainage duct.

  The Company has conducted animal tests to assess the safety of PORT plugs to treat dry eye patients by intentionally obstructing the eye's lacrimal drainage duct. The Company received approval from the FDA in August 1995 to begin human clinical trials of its PORT plugs and such trials were initiated in September 1995 and a pilot study was completed in March 1996. Further clinical studies will be required and upon completion, the Company anticipates filing for 510(k) clearance with the FDA. The Company is currently in discussions regarding marketing rights with selected leading ophthalmic companies. The Company intends to retain manufacturing rights with respect to the PORT applicator.

  The Company believes that PORT plugs will have additional ophthalmic applications beyond the dry eye market, including people who cannot wear contact lenses due to limited tear fluid retention, and patients receiving therapeutic drugs via eye drops that require longer retention in the eye.

 AGRICULTURAL SEED COATINGS

  Landec has developed and is conducting its fourth year of field trials of its Intellicoat seed coating, an Intelimer-based agricultural material designed to increase crop yields and extend the crop planting window. These coatings are initially being applied to corn and soybean seeds. According to the U.S. Agricultural Statistics Board, the total planted acreage in 1994 in the United States was 79.2 million for corn and 61.9 million for soybean.

  Currently, farmers are required to guess the proper time to plant seeds. If the seeds are planted too early, they may rot or suffer chilling injury due to the absorption of water at cold soil temperatures. If they are planted too late, the growing season may end prior to the plants reaching full maturity. In either case, the resulting crop yields are suboptimal. Moreover, the planting window can be fairly brief, requiring the farmer to focus almost exclusively on planting during this time. Seeds also germinate at different times due to variations in absorption of water, thus providing for variations in the growth rate of the crops.

  The Company's Intellicoat seed coating prevents planted seeds from absorbing water when the ground temperature is below the coating's pre-set switch temperature. Intellicoat seed coatings are designed to enable coated seeds to be planted early without risk of chilling damage caused by the absorption of water at cold soil temperatures. As spring advances and soil temperatures rise to the pre-determined switch temperature, the polymer's permeability increases and the coated seeds absorb water and begin to germinate. The Company believes that Intellicoat seed coatings provide the following advantages:

  .  More flexible timing for planting

  .  Avoidance of chilling injury

  .  Uniform germination and crop growth

  .  Protection against harmful fungi

  As a result, the Company believes that Intellicoat seed coatings offer the potential for significant improvements in crop yields.

  In the seed industry, yield increases of 4% to 5% are considered significant because of their impact on per acre profitability. Field trials of Intellicoat seed coatings on corn and soybean crops during the past three years have resulted in yield increases of as much as 5% to 20%. The Company plans to initially develop seed coating products for corn and soybean markets for distribution through regional seed companies in the United States in parallel with continued field evaluations with global seed companies. The Company believes that an additional one to two years of field trials will be needed to support initiation of commercial sales to global seed companies. In addition, Intellicoat seed coatings are being independently tested by seed companies and universities. Future crops under consideration include canola, cotton, sugarbeet and other vegetables.

CORPORATE COLLABORATIONS

  The Company believes its technology has commercial potential in a wide range of industrial, medical and agricultural applications. In order to exploit these opportunities, the Company has entered into collaborative corporate agreements for product development and/or distribution in certain fields. The Company is currently engaged in discussions with potential new collaborative partners.

  To date, the Company has entered into collaborative arrangements with Hitachi Chemical and BFGoodrich in connection with its latent curing catalyst systems, Fresh Express and Printpack in connection with its breathable membrane products, Nitta and Hitachi Chemical in connection with its industrial adhesive products and Smith & Nephew, Physician Sales & Service and North Coast Medical in connection with its QuickCast orthopedic products. The Company is dependent on its corporate partners to develop, test, manufacture and/or market certain of its products. Although the Company believes that its partners in these collaborations have an economic motivation to succeed in performing their contractual responsibilities, the amount and timing of resources to be devoted to these activities are not within the control of the Company.

  A significant portion of Landec's revenues to date have been derived from commercial research and development collaborations and license agreements. In fiscal year 1995, development funding from these collaborative arrangements comprised approximately 85% of the Company's total revenues and in the six months ended April 30, 1996, comprised approximately 76% of the Company's total revenues. Development funding and license fees from and product sales to Hitachi Chemical, BFGoodrich, Nitta and Smith & Nephew represented approximately 91% and 69% of the Company's revenues for fiscal year 1995 and for the six months ended April 30, 1996, respectively. Moreover, research and development revenue and license fees from Hitachi Chemical, BFGoodrich and Nitta each accounted for more than 10% of the Company's revenues for fiscal year 1995 and for the six months ended April 30, 1996.

  There can be no assurance that such partners will perform their obligations as expected or that the Company will derive any additional revenue from such arrangements. There can be no assurance that the Company's partners will pay any additional option or license fees to the Company or that they will develop and market any products under the agreements. Moreover, certain of the collaborative agreements provide that they may be terminated at the discretion of the corporate partner, and certain of the collaborative agreements provide for termination under certain circumstances. There can be no assurance that the partners will not pursue existing or alternative technologies in preference to the Company's technology. Furthermore, there can be no assurance that the Company will be able to negotiate additional collaborative arrangements in the future on acceptable terms, if at all, or that such collaborative arrangements will be successful. To the extent that the Company chooses not to or is unable to establish such arrangements, it would experience increased capital requirements to undertake research, development, manufacture, marketing or sale of its current and future products in such markets. There can be no assurance that the Company will be able to independently develop, manufacture, market, or sell its current and future products in the absence of such collaborative agreements. See "Risk Factors-- Dependence on Collaborative Partners."

  Hitachi Chemical. The Company has entered into two separate collaborations with Hitachi Chemical in the areas of industrial adhesives and latent curing. On October 1, 1994, the Company entered into a non-exclusive license agreement with Hitachi Chemical in the industrial adhesives area. The agreement provides Hitachi Chemical with a non-exclusive license to manufacture and sell products using Landec's Intelimer materials in certain Asian countries. Landec received up-front license fees upon signing the agreement and is entitled to future royalties based on net sales by Hitachi Chemical of the licensed products. Any fees paid to the Company are non-refundable.

  On August 10, 1995, the Company entered into the second collaboration with Hitachi Chemical in the latent curing area. The agreement provides Hitachi Chemical with an exclusive license to use and sell Landec's catalyst systems in industrial latent curing products in certain Asian countries. Landec is entitled to be the exclusive supplier of Intelimer catalyst systems to Hitachi Chemical for at least seven years. In addition, Hitachi Chemical also received limited options and rights for certain other technology applications in its Asian territory. Landec received an up-front license payment upon signing this agreement and is entitled to receive research and development funding over three years and future royalties based on net sales by Hitachi Chemical of the licensed products. Any fees paid to the Company are non-refundable. This agreement is terminable at Hitachi Chemical's option. In conjunction with this agreement, Hitachi Chemical purchased Series E Preferred Stock for $1.5 million, which converted to Common Stock on the Company's initial public offering.

  BFGoodrich. On October 13, 1993, the Company entered into a collaboration with BFGoodrich. On March 29, 1996, the Company and BFGoodrich decided to alter their license, development and manufacturing agreement to a non-exclusive agreement. The agreement provides BFGoodrich with a non-exclusive worldwide (excluding Asia) license to use and sell Landec's catalyst systems in industrial latent curing products. Landec is entitled to be the exclusive supplier of Intelimer catalyst systems to BFGoodrich during the term of the agreement. BFGoodrich must meet certain requirements to maintain non-exclusive rights to fields of use. Landec received an up-front license payment upon signing and additional license fees upon achieving certain milestones. Under the agreement, development was funded by BFGoodrich for several years and such funding was terminated as a result of such alteration. The Company is also entitled to receive future royalties based on net sales by BFGoodrich of the licensed products. Fees paid to the Company were non-refundable. This agreement is terminable at BFGoodrich's option.

  Nitta. On March 14, 1995, the Company entered into a license agreement with Nitta in the industrial adhesives area. The agreement provides Nitta with a co-exclusive license to manufacture and sell products using Landec's Intelimer materials in certain Asian countries. Landec received up-front license fees upon signing the agreement and is entitled to future royalties based on net sales by Nitta of the licensed products. In addition, Nitta also received limited options for certain other technology applications in its Asian territory. This agreement is terminable at Nitta's option. Nitta and the Company entered into an additional exclusive license arrangement in February, 1996 covering Landec's medical adhesives technology for use in Asia. The Company received up-front license fees upon execution of the agreement and is entitled to receive research and development payments and royalties under this agreement. Any fees paid to the Company are non-refundable.

  Fresh Express. On January 18, 1995, the Company entered into a non-exclusive supply agreement with Fresh Express. Fresh Express collaborates with the Company in biological product testing. Fresh Express has the right to become a non-exclusive customer for certain future products.

  Printpack. On June 21, 1996, the Company entered into an exclusive co-development and marketing agreement with Printpack. Under the agreement, Landec and Printpack will focus on developing integrated membrane film products for low cost, high-throughput, fresh-cut product market applications, such as retail packaging, using Landec's proprietary breathable membrane technology and Printpack's large-scale printing and film converting expertise.

  Smith & Nephew. On September 30, 1994, the Company entered into an exclusive distribution agreement with Smith & Nephew for QuickCast products in certain European and Pacific Rim countries, Canada and South Africa. Products distributed under this agreement are sold under Smith & Nephew's "Dynacast*Rapide" tradename. Under the agreement, minimum purchase levels for the first three years of the agreement must be met to maintain exclusivity. The agreement is renewable after the initial three-year term at Smith & Nephew's option if it has met certain purchase levels.

  Physician Sales & Service. On March 18, 1996, the Company entered into a distribution agreement with Physician Sales & Service for QuickCast orthopedic and splinting products. Under the agreement, Physician Sales & Service is granted exclusive rights to distribute such products in the United States to primary care physicians and co-exclusive rights to distribute such products in the United States to orthopedic surgeons, cast technicians and physician assistants. There are more than 83,000 primary care physicians in the United States.

  North Coast Medical. On January 3, 1996, the Company entered into a distribution agreement with North Coast Medical for QuickCast orthopedic and splinting products. Under the agreement, North Coast Medical is granted non-exclusive rights to distribute such products in the United States to the occupational and physical therapy market.

SALES AND MARKETING

  The Company's products fall into two groups: those intended to be marketed and sold by the Company and those expected to be marketed by distributors and corporate partners. The Company intends to provide technical support for all of its products, irrespective of the sales and marketing channel of a particular product. With respect to the Company's breathable membrane products, the Company has entered into a non-exclusive supply agreement with Fresh Express. Since there are a limited number of suppliers of fresh-cut produce, the Company believes that a small sales force can successfully introduce these products in this concentrated marketplace. The Company intends to develop its internal sales capacity as more products progress toward commercialization. The Company's other commercially available products, QuickCast splints and casts, are sold in the United States through the Company's national distribution partners, Physician Sales & Service and North Coast Medical, and in certain countries worldwide through Smith & Nephew.

MANUFACTURING

  Landec intends to manufacture its own products whenever possible, as it believes that there is considerable manufacturing margin opportunity in its products. In addition, the Company believes that know-how and trade secrets can be better maintained through Landec retaining manufacturing capability in-house.

  The Company currently manufactures its QuickCast and breathable membrane products at its facilities in Menlo Park, California. The manufacturing process for the Company's initial breathable membrane products is comprised of polymer manufacturing, membrane coating and label conversion. Portions of this process are done at the Company on pilot-scale equipment while the remainder is performed by a third-party manufacturer. As volume increases, the Company plans to have the entire process completed by third party manufacturers. Manufacture of the Company's QuickCast products is performed by the Company. Components and new materials for QuickCast are purchased from vendors. QuickCast products and breathable membranes are required to be manufactured under Good Manufacturing Practices as required by the FDA and California Department of Health Services.

  Many of the raw materials used in manufacturing certain of the Company's products are currently purchased from a single source, such as certain monomers to synthesize Intelimer polymers and substrate materials for the Company's breathable membrane products. The Company believes, however, that it currently has adequate inventories and that additional sources of supply are available. Upon an increase in manufacturing capability, the Company may enter into alternative supply arrangements. To date, the Company has not experienced difficulty acquiring these materials for the manufacture of its products. However, no assurance can be given that interruptions in supplies will not occur in the future, that the Company could obtain substitute vendors or that the Company will be able to procure comparable raw materials at similar prices and terms within a reasonable time. Any such interruption of supply could have a material adverse effect on the Company's ability to manufacture its products and, consequently, could materially and adversely affect the Company's business, operating results and financial condition.

  The Company intends to build or acquire large-scale polymer manufacturing facilities by 1998. In the interim, the Company believes that its current facilities and readily available additional facilities will meet its manufacturing needs. The Company believes that by 1998, in-house polymer manufacturing capability will be necessary to support its polymer requirements. Polymer manufacturing facilities will be separate from the QuickCast and breathable membrane manufacturing facilities.

  Production in commercial-scale quantities may involve technical challenges for the Company. Establishing its own manufacturing capabilities would require significant scale-up expenses and additions to facilities and personnel. There can be no assurance that the Company will be able to develop commercial-scale manufacturing capabilities at acceptable costs or enter into agreements with third parties with respect to these activities.

RESEARCH AND DEVELOPMENT

  Landec is focusing its research and development resources both on existing and new applications of its Intelimer technology. Examples of research and development for product line extensions include QuickCast products for the lower extremities, additional breathable membranes for other vegetables and fruits and flowers and new catalyst systems for latent curing products. Landec is focusing additional research on new product forms such as composites, films, and laminates. The Company intends to periodically seek funds for applied materials research programs from U.S. government agencies such as the National Institutes of Health, as well as from commercial entities. To date, much of Landec's research has been funded by the U.S. Government and corporate partners. Landec has 23 employees in research and development (eight of whom have Ph.D.'s) with experience in polymer, analytical and formulation chemistry and chemical engineering.

COMPETITION

  The Company operates in highly competitive and rapidly evolving fields, and new developments are expected to continue at a rapid pace. Competition from large industrial, food packaging, medical and agricultural companies is expected to be intense. In addition, the nature of the Company's collaborative arrangements may result in its corporate partners becoming competitors of the Company. Many of these competitors have substantially greater financial and technical resources and production and marketing capabilities than the Company, and many have substantially greater experience in conducting clinical and field trials, obtaining regulatory approvals and manufacturing and marketing commercial products. There can be no assurance that these competitors will not succeed in developing alternative technologies and products that are more effective, easier to use or less expensive than those which have been or are being developed by the Company or that would render the Company's technology and products obsolete and non-competitive.

PATENTS AND PROPRIETARY RIGHTS

  The Company's success depends in large part on its ability to obtain patents, maintain trade secret protection and operate without infringing on the proprietary rights of third parties. The Company has been granted eight U.S. patents with expiration dates ranging from 2007 to 2012 and has filed applications for additional U.S. patents, three of which have been issued notices of allowance, as well as certain corresponding patent applications outside the United States, relating to the Company's technology. The Company's issued patents include claims relating to compositions, devices and use of a class of temperature sensitive polymers that exhibit distinctive properties of permeability, adhesion and viscosity. There can be no assurance that any of the pending patent applications will be approved, that the Company will develop additional proprietary products that are patentable, that any patents issued to the Company will provide the Company with competitive advantages or will not be challenged by any third parties or that the patents of others will not prevent the commercialization of products incorporating the Company's technology. Furthermore, there can be no assurance that others will not independently develop similar products, duplicate any of the Company's products or if patents are issued to the Company, design around the Company's patents. Any of the foregoing results could have a material adverse effect on the Company's business, operating results and financial condition.

  The commercial success of the Company also will depend, in part, on its ability to avoid infringing patents issued to others. The Company has received, and may in the future receive, from third parties, including some of its competitors, notices claiming that it is infringing third party patents or other proprietary rights. For example, the Company received a letter in January 1996 alleging that the Company's breathable membrane product infringes patents of another party. The Company has investigated this matter and believes that its breathable membrane product does not infringe the specified patents of such party. The Company has received an opinion of patent counsel that the breathable membrane product does not infringe any valid claims of such patents. If the Company were determined to be infringing any third-party patent, the Company could be required to pay damages, alter its products or processes, obtain licenses or cease certain activities. In addition, if patents are issued to others which contain claims that compete or conflict with those of the Company and such competing or conflicting claims are ultimately determined to be valid, the Company may be required to pay damages, to obtain licenses to these patents, to develop or obtain alternative technology or to cease using such technology. If the Company is required to obtain any licenses, there can be no assurance that the Company will be able to do so on commercially favorable terms, if at all. The Company's failure to obtain a license to any technology that it may require to commercialize its products could have a material adverse impact on the Company's business, operating results and financial condition.

  Litigation, which could result in substantial costs to the Company, may also be necessary to enforce any patents issued or licensed to the Company or to determine the scope and validity of third-party proprietary rights. If competitors of the Company prepare and file patent applications in the United States that claim technology also claimed by the Company, the Company may have to participate in interference proceedings declared by the U.S. Patent and Trademark Office to determine priority of invention, which could result in substantial cost to and diversion of effort by the Company, even if the eventual outcome is favorable to the Company. Any such litigation or interference proceeding, regardless of outcome, could be expensive and time consuming and could subject the Company to significant liabilities to third parties, require disputed rights to be licensed from third parties or require the Company to cease using such technology and consequently, could have a material adverse effect on the Company's business, operating results and financial condition.

  In addition to patent protection, the Company also relies on trade secrets, proprietary know-how and technological advances which the Company seeks to protect, in part, by confidentiality agreements with its collaborators, employees and consultants. There can be no assurance that these agreements will not be breached, that the Company will have adequate remedies for any breach, or that the Company's trade secrets and proprietary know-how will not otherwise become known or be independently discovered by others.

FDA AND OTHER GOVERNMENT REGULATIONS

  The Company's products and operations are subject to substantial regulation in the United States and foreign countries.

  Medical Products. The Company's medical products are subject to stringent government regulation in the United States and other countries. In the United States, the Food, Drug, and Cosmetic Act, as amended ("FDC Act"), and other statutes and regulations govern or influence the testing, manufacture, safety, labeling, storage, record keeping, approval, advertising and promotion of such products. Failure to comply with applicable requirements can result in fines, recall or seizure of products, total or partial suspension of production, withdrawal of existing product approvals or clearances, refusal to approve or clear new applications or notices and criminal prosecution.

  The regulatory process is lengthy, expensive and uncertain. Prior to commercial sale in the United States, most medical devices, including the Company's products, must be cleared or approved by the FDA. Securing FDA approvals and clearances may require the submission of extensive clinical data and supporting information to the FDA.

  Under the FDC Act, medical devices are classified into one of three classes (i.e., class I, II or III) on the basis of the controls necessary to reasonably ensure their safety and effectiveness. Safety and effectiveness can reasonably be assured for class I devices through general controls (e.g., labeling, premarket notification and adherence to Good Manufacturing Practices) and for class II devices through the use of general and special controls (e.g., performance standards, postmarket surveillance, patient registries and FDA guidelines). Generally, class III devices are those which must receive premarket approval by the FDA to ensure their safety and effectiveness (e.g., life-sustaining, life-supporting and implantable devices or new devices which have been found not to be substantially equivalent to legally marketed devices.)

  Before a new device can be introduced to the market, the manufacturer generally must obtain FDA clearance through either a 510(k) premarket notification or a PMA. A 510(k) clearance will be granted if the submitted data establishes that the proposed device is "substantially equivalent" to a legally marketed class I or class II medical device, or to a class III medical device for which the FDA has not called for PMAs. It generally takes from four to 12 months from submission to obtain 510(k) premarket clearance, although it may take longer. The FDA may determine that the proposed device is not substantially equivalent, or that additional clinical data are needed before a substantial equivalence determination can be made. Modifications or enhancements to products that are cleared through the 510(k) process that could significantly affect safety or effectiveness or effect a major change in the intended use of the device require new 510(k) submissions. The Company is also required to adhere to FDA Good Manufacturing Practices and similar regulation in other countries, which include testing, control and documentation requirements enforced by periodic inspections.

  The Company's QuickCast products have received clearance through the 510(k) process and the Company intends to obtain clearance for its medical products pursuant to Section 510(k) of the FDC Act whenever possible. The Company plans to seek 510(k) clearance for its PORT ophthalmic device. The Company is conducting clinical trials under an Investigational Device Exemption ("IDE") that is granted by the FDA to permit testing of a device in a limited number of human beings in clinical trials conducted at a restricted group of clinical sites. The Company has completed a pilot clinical study and anticipates additional clinical studies with an expanded patient population. No assurance can be given that the necessary clearances for its products will be obtained by the Company on a timely basis, if at all, or that extensive clinical data and supporting information or a PMA application will not be required. FDA clearance is subject to continual review, and later discovery of previously unknown problems may result in restrictions on a product's marketing or withdrawal of the product from the market.

  The Company understands that the FDA has recently been requiring a more rigorous demonstration of substantial equivalence in connection with 510(k) notifications and that in many cases the time periods required for product approvals have increased. If additional data is requested by the FDA, it could delay the Company's market introduction of its products. There can be no assurance that the FDA will not require additional data or that the Company will receive marketing clearance from the FDA for any of its products.

  If a product is found to be not substantially equivalent to a legally marketed device or if it is a class III device for which the FDA has called for PMAs, a premarket approval application must be filed with the FDA. To obtain a PMA, a device must undergo extensive clinical trials to establish its safety and effectiveness. The PMA process can be expensive, uncertain and lengthy, typically requiring several years, with no guarantee of ultimate approval. Determination by the FDA that any of the Company's products or applications are subject to the PMA process could have a material adverse effect on the Company's business.

  Food Packaging Products. The Company's food packaging products are also subject to regulation under the FDC Act. The manufacture of food packaging materials is subject to Good Manufacturing Practices regulations. In addition, under the FDC Act any substance that when used as intended may reasonably be expected to become, directly or indirectly, a component or otherwise affect the characteristics of any food may be regulated as a food additive unless the substance is generally recognized as safe ("GRAS"). Food additives may be substances added directly to food, such as preservatives, or substances that could indirectly become a component of food, such as waxes, adhesives and packaging materials.

  A food additive, whether direct or indirect, must be covered by a specific food additive regulation issued by the FDA. The Company believes its breathable membrane products are not subject to regulation as food additives because these products are not expected to become a component of food under their expected conditions of use. If the FDA were to determine that the Company's breathable membrane products are food additives, the Company may be required to submit a food additive petition. The food additive petition process is lengthy, expensive and uncertain. A determination by the FDA that a food additive petition is necessary would have a material adverse effect on the Company.

  Agricultural Products. The Company's agricultural products are subject to regulations of the United States Department of Agriculture ("USDA") and the EPA. The Company believes its current Intellicoat seed coatings are not pesticides as defined in the Federal Insecticide, Fungicide and Rodenticide Act ("FIFRA") and are not subject to pesticide regulation requirements. The process of meeting pesticide registration requirements is lengthy, expensive and uncertain, and may require additional studies by the Company. There can be no assurance that future products will not be regulated as pesticides. In addition, the Company believes that its Intellicoat seed coatings will not become a component of the agricultural products which are produced from the seeds to which the coatings are applied and therefore are not subject to regulation by the FDA as a food additive. While the Company believes that it will be able to obtain approval from such agencies to distribute its products, there can be no assurance that the Company will obtain necessary approvals without substantial expense or delay, if at all.

  Polymer Manufacture. The Company's manufacture of polymers is subject to regulation by the EPA under the Toxic Substances Control Act ("TSCA"). Pursuant to TSCA, manufacturers of new chemical substances are required to provide pre-manufacturing notice ("PMN") to the EPA which can then require extensive testing to establish the safety of a new chemical or limit or prohibit the manufacture, use or distribution of such chemical. The EPA has promulgated an exemption from PMN requirements for certain polymers which it believes are of low concern due to their lack of reactivity and their molecular structure. To date, the Company's polymers have qualified for the exemption and the Company believes any future polymers it plans to develop will also qualify. No assurance can be given that future products will qualify for the exemption or that additional studies or restrictions will not be required by the EPA.

  Other. The Company and its products under development may also be subject to other federal, state and local laws, regulations and recommendations. Although Landec believes that it will be able to comply with all applicable regulations regarding the manufacture and sale of its products and polymer materials, such regulations are always subject to change and depend heavily on administrative interpretations and the country in which the products are sold. There can be no assurance that future changes in regulations or interpretations made by the FDA, EPA or other regulatory bodies, with possible retroactive effect, relating to such matters as safe working conditions, laboratory and manufacturing practices, environmental controls, fire hazard control, and disposal of hazardous or potentially hazardous substances will not adversely affect the Company's business. There can also be no assurance that the Company will not be required to incur significant costs to comply with such laws and regulations in the future, or that such laws or regulations will not have a material adverse effect upon the Company's ability to do business. Furthermore, the introduction of the Company's products in foreign markets might require obtaining foreign regulatory clearances. There can be no assurance that the Company will be able to obtain regulatory clearances for its products in such foreign markets.

EMPLOYEES

  As of April 30, 1996, Landec had 45 full-time employees, of whom 33 were dedicated to research, development, manufacturing, quality control and regulatory affairs and 12 were dedicated to sales, marketing and administrative activities. Landec intends to recruit additional personnel in connection with the development, manufacturing and marketing of its products. None of Landec's employees is represented by a union, and Landec believes relationships with its employees are good.

FACILITIES

  Landec leases and occupies approximately 25,000 square feet of office, laboratory and manufacturing space in Menlo Park, California. Of these facilities, approximately 21,000 square feet are leased through December 1997 with two three-year renewal options. The remaining warehouse space is subleased through December 1996. The Company intends to lease an additional 4,800 square feet for warehouse and manufacturing space during the second half of 1996. The Company believes that it will require additional space in 1998.

LEGAL PROCEEDINGS

  The Company is currently not a party to any material legal proceedings.

  In October 1995, a customer of the Company received a letter alleging that the Company's breathable membrane product infringes patents of another party. The Company received a similar letter in January 1996. The Company has investigated this matter and believes that its breathable membrane product does not infringe the specified patents of such party. The Company has received an opinion of patent counsel that the breathable membrane product does not infringe any valid claims of such patents. If the Company were determined to be infringing any third-party patent, the Company could be required to pay damages, alter its products or processes, obtain licenses or cease certain activities.

                                  MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

  The following table sets forth certain information with respect to the executive officers and directors of the Company as of April 30, 1996:

NAME                            AGE POSITION
- ----                            --- -------------------------------------------
Gary T. Steele.................  47 President, Chief Executive Officer and
                                    Chairman of the Board of Directors
David D. Taft, Ph.D............  58 Chief Operating Officer
Ray F. Stewart, Ph.D...........  42 Vice President, Research and Technology and
                                    Director
Joy T. Fry.....................  36 Vice President, Finance and Administration
                                    and Chief Financial Officer
Steven P. James................  38 Vice President, General Manager of Membrane
                                    Products
Larry Greene...................  41 Vice President, General Manager of
                                    QuickCast
Mitchell J. Blutt, M.D.........  38 Director
Kirby L. Cramer (2)............  59 Director
Richard Dulude.................  63 Director
Stephen E. Halprin (1).........  58 Director
Richard S. Schneider, Ph.D.      55 Director
(1)(2).........................

- --------
(1) Member of the Audit Committee.
(2) Member of the Compensation Committee.

  Gary T. Steele has served as President, Chief Executive Officer and a director since September 1991 and as Chairman of the Board of Directors since January 1996. Mr. Steele has over 15 years of experience in the biotechnology, instrumentation and medical fields. From 1985 to 1991, Mr. Steele was President and Chief Executive Officer of Molecular Devices Corporation, a bioanalytical instrumentation company with product sales in 22 countries. From 1981 to 1985, Mr. Steele was Vice President, Product Development and Business Development at Genentech, Inc., a biomedical company focusing on pharmaceutical drug development. Mr. Steele has also worked with McKinsey and Co. and Shell Oil Company. Mr. Steele received a B.S. from Georgia Institute of Technology and an M.B.A. from Stanford University.

  David D. Taft, Ph.D. has served as Chief Operating Officer since May 1993. Dr. Taft was also a director of the Company from June 1990 through December 1995. From February 1986 to April 1993, Dr. Taft was Vice President and Group Manager of the Manufacturing Group at Raychem Corporation. From July 1983 to January 1986, Dr. Taft was Group Manager of the Telecom Group at Raychem Corporation and was appointed to the position of Vice President in October 1994. Dr. Taft has over 25 years of experience in the specialty chemical industry in research and development, sales and marketing, manufacturing and general management. Prior to joining Raychem Corporation, Dr. Taft was Executive Vice President of the Chemical Products Division and a Director of Henkel Corporation, a chemical manufacturing company. Dr. Taft was also an executive with General Mills Chemicals. Dr. Taft received an A.B. from Kenyon College and a Ph.D. in Organic Chemistry from Michigan State University and has over 25 patents in the field of chemistry.

  Ray F. Stewart, Ph.D. is the founder of the Company and has served as Vice President, Research and Technology and a director since the Company's inception in 1986. Dr. Stewart has over 16 years of experience in the materials industry. Prior to founding Landec, Dr. Stewart worked at Raychem Corporation. While at Raychem Corporation from 1979 to 1986, Dr. Stewart managed development efforts in the areas of adhesives, plastic electrodes, sensors and synthetic polymer chemistry, and led the development and commercialization of several new product lines. Dr. Stewart received a B.S. from Northern Arizona University and a Ph.D. in organic chemistry from the University of Minnesota.

  Steven P. James has served as Vice President and General Manager of Membrane Products since September 1995. From 1990 to 1995, Mr. James served as Vice President of Business Development for Landec. From 1986 to 1990, Mr. James was Director, Marketing and Business Development at Scios Nova, Inc., a publicly-held biopharmaceutical company specializing in human protein therapeutics and drug delivery systems. Prior to joining Scios Nova, Mr. James held a variety of positions in product planning, sales and marketing within the Pharmaceutical and International Divisions of Eli Lilly and Company. Mr. James received a B.A. from Brown University and an M.B.A. from the Kellogg School of Northwestern University.

  Joy T. Fry has served as Vice President, Finance and Administration and Chief Financial Officer since December 1992. From February until December 1992, Ms. Fry served as Controller and Director of Administration for Landec. From 1987 to 1992, Ms. Fry was Controller of the Network Adapter Division and Corporate Planning Manager at 3Com Corporation, a publicly-held network computing company. Prior to joining 3Com Corporation, Ms. Fry was a Manager with Arthur Young & Company. Ms. Fry is a Certified Public Accountant and received a B.B.A. from the University of Hawaii.

  Larry Greene has served as Vice President and General Manager of Landec's QuickCast business since September 1995. From 1993 to 1995, Mr. Greene served as Vice President of Product Development for Landec and from 1987 to 1993 he held a variety of product development and commercial development positions for the Company. Prior to joining Landec, Mr. Greene was Manager of the Asia Pacific Region for Zoecon Corporation, a manufacturer of consumer and animal healthcare products, where he was responsible for product development, marketing and technology licensing in Japan, Taiwan, Korea and China. Mr. Greene received a B.S. and M.S. in Chemistry from Colorado State University.

  Dr. Mitchell J. Blutt has served as a director since June 1993. Dr. Blutt is the Executive Partner of Chase Capital Partners and an Adjunct Assistant Professor of Medicine at The New York Hospital-Cornell Medical Center. He also serves as a director of Hanger Orthopedic Group, Collegiate Health Care, Innotech Corporation, InteCare, Inc., Urohealth Corporation, Senior Psychology Services Corporation, General Medical Corporation, UtiliMed, Inc., Medical Arts Press, Inc. and ASC Network Corporation. Dr. Blutt received a B.A. and M.D. from the University of Pennsylvania, and an M.B.A. from the Wharton School, University of Pennsylvania.

  Kirby L. Cramer has served as a director since December 1994. Since April 1987, Mr. Cramer has been Chairman Emeritus of Hazleton Laboratories Corporation and a director of a number of medical and financial companies. He also serves as a director of Inmunex Corporation, Advanced Technology Laboratories, International Technology Corporation, Applied Bioscience International, Unilab Corporation, Northwestern Trust and Commerce Bank of Washington. Mr. Cramer received a B.A. from Northwestern University and an M.B.A. from the University of Washington.

  Richard Dulude has served as a director since May 1996. Mr. Dulude retired as Vice Chairman of Corning Inc. in 1993 after a 36 year career in which he held various general management positions in Corning's telecommunications, materials, consumer and international businesses, including positions as Chairman and CEO of SIECOR Corporation and Chairman and CEO of Corning-Vitro Corporation. Mr. Dulude is currently a director of Raychem Corporation, AMBAC, Inc., Welch Allyn, Inc. and HCIA, Inc., and on the Board of Trustees of Syracuse University. Mr. Dulude received a B.S. from Syracuse University.

  Stephen E. Halprin has served as a director since April 1988. Since 1971, Mr. Halprin has been a general partner of OSCCO Ventures, has been an active member of the venture community since 1968 and is a director of a number of technology based companies. Mr. Halprin received a B.S. from the Massachusetts Institute of Technology and an M.B.A. from Stanford University.

  Richard S. Schneider, Ph.D. has served as a director since September 1990. Since October 1990, Dr. Schneider has been a general partner of Domain Associates. Dr. Schneider has over 25 years of product development experience in the fields of medical devices and biotechnology. Prior to his pursuing a career in venture capital, Dr. Schneider was Vice President of Product Development at Syva/Syntex Corporation and President of Biomedical Consulting Associates. He is also a director of a number of private life science companies and is a member of the Board of Directors of Imagyn Medical, Inc. and Fusion Medical Technologies, Inc. Dr. Schneider received a Ph.D. in chemistry from the University of Wisconsin, Madison.

                               ----------------

  The Company's Board of Directors approved an amendment to its Articles of Incorporation that provides for a classified Board of Directors consisting of two classes with the directors in each class serving staggered two-year terms. The Class I directors are Messrs. Halprin, Schneider and Stewart, whose current terms will end in fiscal 1997 and the Class II directors are Messrs. Blutt, Cramer, Dulude and Steele, whose current terms will end in 1998. At each annual meeting of the shareholders of the Company, the successors to the class of directors whose term expires at such meeting will be elected to hold office for a term expiring at the annual meeting of shareholders held in the second year following the year of their election. See "Description of Capital Stock-- California Anti--Takeover Law and Certain Charter Provisions."

  The Company's executive officers are appointed by and serve at the discretion of the Board of Directors.

  There are currently two standing committees of the Board of Directors: the Compensation Committee and the Audit Committee. The Compensation Committee has responsibility for reviewing the performance of the officers of the Company and making recommendations to the Board concerning salaries and incentive compensation for such officers. The Compensation Committee currently consists of Mr. Cramer and Dr. Schneider. The Audit Committee has responsibility for reviewing the Company's financial statements and significant audit and accounting practices with the Company's independent auditors and making recommendations to the Board of Directors with respect thereto. The Audit Committee currently consists of Mr. Halprin and Dr. Schneider.

  Directors currently receive no cash fees for services provided in that capacity but are reimbursed for out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors and committees thereof. In December 1993, Dr. Blutt, Mr. Halprin and Dr. Schneider each received options to purchase 3,478 shares of Common Stock at an exercise price of $0.58 per share. In December 1994, Mr. Cramer received an option to purchase 10,434 shares of Common Stock at an exercise price of $0.86 per share. In May 1995, Dr. Blutt, Mr. Halprin and Dr. Schneider each received options to purchase an additional 3,478 shares of Common Stock at an exercise price of $0.86 per share. In September 1995, Mr. Cramer received an option for 26,086 shares of the Company's Common Stock at an exercise price of $1.44 per share. All such options are fully vested. In January 1996, Dr. Blutt, Mr. Halprin, Mr. Cramer and Dr. Schneider each received fully vested options to purchase 5,000 shares of Common Stock at an exercise price of $9.34 per share under the Directors' Plan. In May 1996, Mr. Dulude received a fully vested option to purchase 20,000 shares of Common Stock at an exercise price of $19.00 per share under the Directors' Plan. The Company's Directors' Plan provides for formula-based grants of options to non-employee directors which, subject to shareholder approval, are fully vested on grant. See "--Stock Plans." In May 1996, Mr. Dulude also received an option to purchase 4,000 shares of Common Stock at an exercise price of $19.00 per share in connection with Mr. Dulude's consulting agreement with the Company. Such option becomes exercisable at the rate of 1/24th of the shares subject to the option per month after the date of grant and is subject to Mr. Dulude's continuous service as a consultant. See "Certain Transactions."

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  During 1995, Mr. Steele was a member of the Compensation Committee, as well as an employee of the Company, serving as Chief Executive Officer and President of the Company.

EXECUTIVE COMPENSATION

The following table shows the compensation received in the fiscal year ended October 31, 1995 by the Company's President and Chief Executive Officer and by the Company's other four most highly compensated executive officers who earned in excess of $100,000, (collectively, the "Named Executive Officers"):

                          SUMMARY COMPENSATION TABLE

                                             ANNUAL             LONG-TERM
                                          COMPENSATION     COMPENSATION AWARDS
                                       ------------------ ---------------------
                                                          SECURITIES UNDERLYING
NAME AND PRINCIPAL POSITION            SALARY($) BONUS($)      OPTIONS(#)
- ---------------------------            --------- -------- ---------------------
Gary T. Steele
 Chief Executive Officer and
 President............................ $219,423  $15,050         34,782
David D. Taft
 Chief Operating Officer..............  188,061       50         31,304
Ray F. Stewart
 Vice President, Technology...........  129,000       50         13,913
Steven P. James
 Vice President, General Manager
 of Membrane Products.................  121,615       50         41,739
Joy T. Fry
 Vice President, Finance and
 Administration and Chief Financial
 Officer..............................  109,041       50         24,347

STOCK OPTION GRANTS

  The following table contains information concerning the stock option grants made to each of the Named Executive Officers for the fiscal year ended October 31, 1995.




                                    INDIVIDUAL GRANTS(1)
                         ------------------------------------------- -------------------------------
                         NUMBER OF   % OF TOTAL                      POTENTIAL  REALIZABLE VALUE AT
                         SECURITIES   OPTIONS                            ASSUMED ANNUAL RATES OF
                         UNDERLYING  GRANTED TO  EXERCISE             STOCK PRICE APPRECIATION FOR
                          OPTIONS   EMPLOYEES IN  PRICE   EXPIRATION    10-YEAR OPTION TERM($)(2)
NAME                     GRANTED(#) FISCAL YEAR  $/SHARE     DATE          5%             10%
- ----                     ---------- ------------ -------- ---------- -------------- ----------------
Gary T. Steele..........   34,782        10%      $1.44     9/11/05  $      629,902 $      1,032,330
David D. Taft...........   17,391         5         .86     2/13/05         325,038          526,252
                           13,913         4        1.44     9/11/05         251,964          412,938
Ray F. Stewart..........   13,913         4        1.44     9/11/05         251,964          412,938
Steven P. James.........   13,913         4         .86    12/12/04         260,034          421,007
                           13,913         4         .86     4/26/05         260,034          421,007
                           13,913         4        1.44     9/11/05         251,964          412,938
Joy T. Fry..............    6,956         2         .86    12/12/04         130,008          210,489
                           17,391         5        1.44     9/11/05         314,951          516,165

(1) Consist of stock options granted pursuant to the Company's 1988 Stock Option Plan. Each option becomes exercisable at a rate of 25% at the end of one year following the date of grant and approximately 2% per month thereafter, as long as the optionee remains an employee with, consultant to or director of the Company. The maximum term of each option granted is ten years from the date of grant. The exercise price is equal to the fair market value of the stock on the grant date as determined by the Board of Directors.
(2) Assumes a value of $12.00 for each share of Common Stock (the Company's initial public offering price) on the date of grant. Potential gains are net of the exercise price but before taxes associated with the exercise. The 5% and 10% assumed annual rates of compounded stock appreciation are mandated by the rules of the Securities and Exchange Commission and do not represent the Company's estimate or projection of the future Common Stock price. Actual gains, if any, on stock option exercises are dependent on the future financial performance of the Company, overall market conditions and the option holders' continued employment through the vesting period. This table does not take into account any appreciation in the price of the Common Stock from the date of grant to the date of this Prospectus, other than the columns reflecting assumed rates of appreciation of 5% and 10%.

AGGREGATE OPTION EXERCISES AND FISCAL YEAR-END OPTION VALUES

  The following table sets forth for each of the Named Executive Officers certain information concerning options exercised during the fiscal year ended October 31, 1995 and the number of shares subject to both exercisable and unexercisable stock options as of October 31, 1995. Also reported are values for "in-the-money" options that represent the positive spread between the respective exercise prices of outstanding options and the assumed public offering price for this offering.

                               NUMBER OF SECURITIES      VALUE OF UNEXERCISED
                              UNDERLYING UNEXERCISED    IN-THE-MONEY OPTIONS AT
                              OPTIONS AT 10/31/95(#)         10/31/95 ($)
                             ------------------------- -------------------------
                             EXERCISABLE UNEXERCISABLE EXERCISABLE UNEXERCISABLE
                             ----------- ------------- ----------- -------------
Gary T. Steele .............   248,188      47,463     $2,832,988    $508,564
David D. Taft...............   101,304      72,608      1,156,892     812,349
Ray F. Stewart..............     4,058      16,811         45,206     179,205
Steven P. James.............    14,893      47,713        170,078     525,125
Joy T. Fry..................    34,674      34,888        395,977     381,518

- --------
(1) Calculated by determining the difference between the Company's initial public offering price of $12.00 for each share of Common Stock underlying the option and the exercise price of the Named Executive Officer's option. In determining the fair market value of the Common Stock, the Board of Directors considered various factors including the Company's financial condition and business prospects, its operating results, the absence of a market for the Common Stock and the risks normally associated with high technology companies.

STOCK PLANS

 1988 Stock Option Plan

  The Company's 1988 Stock Option Plan (the "Option Plan") was adopted by the Board of Directors in May 1988 and approved by the shareholders in July 1988. The total number of shares of Common Stock reserved for issuance under the Option Plan is 1,574,161 shares. As of April 30, 1996, options to purchase a total of 80,262 shares of Common Stock had been exercised, options to purchase a total of 1,171,158 shares at a weighted average exercise price of $0.85 per share were outstanding, and 322,741 shares remained available for future option grants.

  The purposes of the Option Plan are to attract the best available personnel to the Company, to give employees, officers, directors and consultants of the Company or its subsidiaries a greater personal stake in the success of the business, and to provide such persons with added incentive to continue and advance in their employment or service to the Company. The Option Plan provides for the granting to employees (including officers and employee directors) of "incentive stock options" within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), and for the granting to employees (including officers and employee directors) and consultants of nonstatutory stock options. However, to the extent an optionee has the right in any calendar year to exercise for the first time one or more incentive stock options for shares having an aggregate fair market value (under all plans of the Company and determined for each share as of the date the option to purchase the share was granted) in excess of $100,000, any option with a value in excess of such amount will be treated as a nonstatutory stock option.

  The Option Plan may be administered by the Board of Directors or a committee of the Board (the "Administrator"). The Administrator determines the terms of options granted under the Option Plan, including the number of shares subject to an option, exercise price, term and exercisability. The exercise price of all incentive stock options granted under the Option Plan must be at least equal to the fair market value of the Common Stock of the Company on the date of grant. The exercise price of all nonstatutory stock options must equal at least 85% of the fair market value of the Common Stock on the date of grant. The exercise price of any stock option granted to an optionee who owns stock representing more than 10% of the voting power of the Company's outstanding capital stock must equal at least 110% of the fair market value of the Common Stock on the date of grant. Payment of the exercise price may be made in cash, check, promissory notes, Common Stock of the Company, or any combination of the foregoing or other consideration determined by the Board.

  The Board determines the term of options. The term of an incentive stock option may not exceed 10 years from the date of grant. The term of a nonstatutory stock option may not exceed 10 years and one day from the date of grant. No option may be transferred by the optionee other than by will or the laws of descent or distribution. Each option may be exercised during the lifetime of the optionee only by such optionee. The Board determines when options become exercisable. Options granted to each employee under the Option Plan generally become exercisable in installments as to 14th of the total number of shares subject to the options at the end of the first year from the date of grant and 148th of the total number of shares subject to the options for each month thereafter.

  If the Company consolidates or merges with or into another corporation, then each option shall be assumed or an equivalent option substituted by the successor corporation unless the Board, in its discretion, decides to accelerate the vesting of such option. The acceleration of vesting of options in the event of a merger or other similar event may be seen as an anti-takeover provision and may have the effect of discouraging a proposal for a merger, takeover attempt or other effort to gain control of the Company. The Board has the authority to amend or terminate the Option Plan as long as such action does not adversely affect any outstanding option; however, certain amendments require approval of the shareholders of the Company. If not terminated earlier, the Option Plan will terminate in July 1998.

  1995 Employee Stock Purchase Plan. The Company's 1995 Employee Stock Purchase Plan (the "Purchase Plan") was adopted by the Board of Directors in December 1995 and approved by the shareholders in January 1996. A total of 300,000 shares of Common Stock has been reserved for issuance under the Purchase Plan. The Purchase Plan, which is intended to qualify under Section 423 of the Code, will be implemented by a series of offering periods of twelve
(12) months duration with new offering periods other than the first offering period commencing on or about January 1 and July 1 of each year. Each offering period will consist of two consecutive purchase periods of six months duration with the last day of such period being designated a purchase date. The initial offering period commenced on the effective date of the Company's initial public offering (February 12, 1996) and continues through December 31, 1996, with the first purchase date occurring on June 30, 1996, and subsequent purchase dates to occur every six (6) months thereafter. The Purchase Plan may be administered by the Board of Directors or by a committee appointed by the Board. Employees (including officers and employee directors) of the Company, or of any majority-owned subsidiary designated by the Board, are eligible to participate if they are employed by the Company or any such subsidiary for at least 20 hours per week and more than five months per year. The Purchase Plan permits eligible employees to purchase Common Stock through payroll deductions, which may not exceed 10% of an employee's compensation, at a price equal to the lower of 85% of the fair market value of the Company's Common Stock at the beginning of the offering period or on the purchase date. If the fair market value of the Common Stock on a purchase date is less than the fair market value at the beginning of the offering period, a new 12 month offering period will automatically begin on the first business day following the purchase date with a new fair market value. Employees may end their participation in the offering at any time during the offering period, and an employee's participation ends automatically upon termination of employment with the Company. The Purchase Plan provides that in the event of a merger of the Company with or into another corporation or a sale of substantially all of the Company's assets, each right to purchase stock under the plan will be assumed or an equivalent right substituted by the successor corporation, unless the Board of Directors shortens the offering period so that an employee's right to purchase stock under the plan will be exercised automatically prior to the merger or sale of assets. The Board of Directors has the power to amend or terminate the Purchase Plan as long as such action does not adversely affect any outstanding rights to purchase stock thereunder. If not terminated earlier, the Purchase Plan will have a term of ten years.

  1995 Directors' Stock Option Plan. The 1995 Directors' Stock Option Plan (the "Directors' Plan") was adopted by the Board of Directors in December 1995 and approved by the shareholders in January 1996. In June

1996, the Board of Directors adopted certain amendments to the Directors' Plan to provide for full vesting on each option grant, which are subject to approval by the shareholders. A total of 200,000 shares of Common Stock has been reserved for issuance under the Directors' Plan. The Directors' Plan provides for the grant of nonstatutory stock options to nonemployee directors of the Company. As of April 30, 1996, options to purchase a total of 20,000 shares of Common Stock at a weighted average exercise price of $9.34 per share were outstanding and 180,000 shares remain available for future option grants. The Directors' Plan is designed to work automatically without administration; however, to the extent administration is necessary, it will be performed by the Board of Directors. The Directors' Plan provides that each person who becomes a nonemployee director of the Company as of the effective date of this plan, who has not previously been granted an option under any stock option plan of the Company, shall be granted a nonstatutory stock option to purchase 20,000 shares of Common Stock (the "First Option") on the date on which the optionee first becomes a nonemployee director of the Company. Thereafter, on the date of each annual meeting of the shareholders at which such non-employee director is elected, each nonemployee director (including directors who were not eligible for a First Option) shall be granted an additional option to purchase 5,000 shares of Common Stock (a "Subsequent Option") if, on such date, he or she shall have served on the Company's Board of Directors for at least six months prior to the date of such annual meeting. The Directors' Plan provides that the First Option and each Subsequent Option shall be fully vested on grant. The exercise price of all stock options granted under the Directors' Plan is equal to the fair market value of a share of the Company's Common Stock on the date of grant of the option. Options granted under the Directors' Plan have a term of ten years. In the event of certain corporate transactions, including a merger of the Company in which the Company is not the surviving corporation or a sale of substantially all of the Company's assets, each nonemployee director shall have either (i) a reasonable time within which to exercise the option, including any part of the option that would not otherwise be exercisable, prior to the effectiveness of such transaction, at the end of which time the option shall terminate or (ii) the right to exercise the option, including any part of the option that would not otherwise be exercisable or receive a substitute option with comparable terms, as to an equivalent number of shares of stock of the corporation succeeding the Company or acquiring its business by reason of such transaction. The Board of Directors may amend or terminate the Directors' Plan; provided, however, that no such action may adversely affect any outstanding option, and the provisions regarding the grant of options under the plan may be amended only once in any six-month period, other than to comport with changes in the Employee Retirement Income Security Act of 1974, as amended or Code, or the rules thereunder. If not terminated earlier, the Directors' Plan will have a term of ten years.

LIMITATIONS ON DIRECTORS' LIABILITIES AND INDEMNIFICATION

  The Company's Articles of Incorporation limit the liability of directors for monetary damages to the maximum extent permitted by California law. Such limitation of liability has no effect on the availability of equitable remedies, such as injunctive relief or rescission.

  The Company's Bylaws include provisions whereby the directors, officers and other agents of the Company are to be indemnified against certain liabilities to the fullest extent permitted by the California Corporations Code. The Company has entered into indemnification agreements with each of its current directors and officers which provide for indemnification of, and advancement of expenses to, such persons to the greatest extent permitted by the California Corporations Code, including by reason of action or inaction occurring in the past and circumstances in which indemnification and the advancement of expenses are discretionary under California law. It is the opinion of the staff of the Securities and Exchange Commission that indemnification provisions such as those contained in these agreements have no effect on a director's or officer's liability under the federal securities laws.

  At the present time, there is no pending litigation or proceeding involving a director, officer, employee or other agent of the Company in which indemnification would be required or permitted. The Company is not aware of any threatened litigation or proceeding which may result in a claim for such indemnification. The Company has also obtained directors' and officers' liability insurance.

                             CERTAIN TRANSACTIONS

  In June 1993, shares of the Company's Series D Preferred Stock, which were converted on a one-for-one basis into Common Stock upon the Company's initial public offering in February 1996, were sold at a price of $3.9675 per share to investors that included, among others, 5% shareholders, directors and entities associated with directors: Biotechnology Investments Limited, 94,518 shares; Chemical Venture Capital Associates, L.P., 1,329,552 shares; Domain Partners II, L.P., 189,036 shares; EG&G Venture Partners, 192,664 shares; H&Q Healthcare Investors, 210,040 shares; H&Q Life Sciences Investors, 105,020 shares; INVESCO Financial Strategic Portfolios, Inc. Health Services Portfolio, 378,072 shares; OSCCO II, 50,409 shares; OSCCO III, L.P., 100,819 shares; U.S. Bancorp Capital Corporation, 12,602 shares.

  In March 1995, H&Q Healthcare Investors and H&Q Life Sciences Investors loaned an aggregate of $700,000 to the Company. The notes payable were converted into 176,432 shares of Common Stock at $3.9675 per share upon the Company's initial public offering in February 1996.

  Holders of shares of Common Stock, which were issued upon conversion of Preferred Stock upon the Company's initial public offering, and the holder of a warrant exercisable for shares of Common Stock are entitled to certain registration rights. See "Description of Capital Stock--Registration Rights of Certain Holders."

  In May 1996, the Company entered into a two-year consulting agreement with Richard Dulude, a director of the Company, pursuant to which Mr. Dulude will render consulting services to the Company and will receive $30,000 per year. The agreement is terminable by either party on thirty days' written notice. In addition, under such agreement, the Company granted Mr. Dulude an option to purchase 4,000 shares of Common Stock at an exercise price of $19.00 per share, which option is exercisable at the rate of 1/24th of the shares subject to the option per month after the date of grant and is subject to Mr. Dulude's continuous service as a consultant.

  The Company has entered into an Indemnification Agreement with each of its executive officers and directors.

  For a description of compensation of officers and directors of the Company and the eligibility of officers and directors of the Company to participate in the Company's employee benefit plans, "Management--Director Compensation" and "--Executive Compensation."

  For a description of limitations of liability and certain indemnification arrangements with respect to the Company's directors and officers, see "Management--Limitation on Directors' Liabilities and Indemnification."

  The Company believes that all of the transactions set forth above were made on terms no less favorable to the Company than could have been obtained from unaffiliated third parties. The Company has adopted a policy requiring all future transactions, including loans, between the Company and its officers, directors, principal shareholders and affiliates to be approved by a majority of the Board of Directors based on its determination that the terms of any such transactions are no less favorable to the Company than could be obtained from unaffiliated third parties.

                      PRINCIPAL AND SELLING SHAREHOLDERS

  The following table sets forth certain information with respect to the beneficial ownership of the Common Stock as of April 30, 1996, and as adjusted to reflect the sale of the shares of Common Stock offered here by (i) each person who is known by the Company to be the beneficial owner of more than 5% of the Common Stock, (ii) each of the Company's directors, (iii) each of the Named Executive Officers, (iv) all directors and officers as a group and (v) each of the Selling Shareholders.

                                           SHARES
                                        BENEFICIALLY                 SHARES BENEFICIALLY
                                         OWNED PRIOR                     OWNED AFTER
NAME AND ADDRESS OF BENEFICIAL OWNER    TO OFFERING(1)   NUMBER OF       OFFERING(1)
- ------------------------------------  ----------------- SHARES BEING ----------------------
                                       NUMBER   PERCENT   OFFERED      NUMBER    PERCENT
                                      --------- ------- ------------ ----------- ----------
Chase Capital Partners                1,341,508  12.57%   316,161      1,025,347     8.64%
 (2)......................
 380 Madison Avenue, 12th
 Floor
 New York, NY 10128
Domain Partners II,                     805,907   7.55          0        805,907     6.79
 L.P.(3)..................
 One Palmer Square, Suite
 515
 Princeton, NJ 08542
EG&G Venture Partners.....              629,820   5.91    149,768        480,052     4.05
 700 E. El Camino Road,
 Suite 270
 Mountain View, CA 94040
Raychem Ventures, Inc.                  624,363   5.86    148,471        475,892     4.01
 (4)......................
 300 Constitution Drive
 Menlo Park, CA 94025
OSCCO II (5)..............              600,340   5.62    139,915        460,425     3.88
 One First Street, Suite
 15
 Los Altos, CA 94022
Shaw Venture Partners IV,               431,610   4.05    102,635        328,975     2.77
 L.P. ....................
 400 S.W. Sixth Avenue,
 #1100
 Portland, OR 97204
Aspen Ventures Partners,                361,542   3.39     85,973        275,569     2.32
 L.P. ....................
 1198 Jefferson Way
 Laguna Beach, Ca. 92651
Ray F. Stewart, Ph.D......              285,216   2.67          0        285,216     2.40
Gary T. Steele............              251,086   2.30          0        251,086     2.07
David D. Taft, Ph.D.......              122,317   1.13          0        122,317     1.02
Steven P. James...........               43,506    *            0         43,506     *
Joy T. Fry................               42,641    *            0         42,641     *
Mitchell J. Blutt, M.D.               1,341,508  12.57    316,161      1,025,347     8.64
 (2)......................
Kirby L. Cramer...........               41,520    *            0         41,520     *
Richard Dulude                           24,000    *            0         24,000     *
Stephen E. Halprin (5)....              600,340   5.62    139,915        460,425     3.88
Richard S. Schneider,                   805,907   7.55          0        805,907     6.79
 Ph.D. (6)................
All directors and
 executive officers as a
 group (11 persons)
 (2)(3)(4)(5)(6)(7).......            3,607,092  33.73    495,017      3,112,075    26.16
OTHER SELLING SHAREHOLDERS
York Life Insurance
 Company..................              252,048   2.36     59,936        192,112     1.62
Old Court Limited (8).....              396,975   3.73     94,399        302,576     2.55
Oppenheimer & Co., Inc. ..              146,663   1.38     34,867        111,787     *
6 shareholders
 beneficially owning less
 than 1% of the Company's
 Common Stock.............              285,401   2.68     67,866        217,535     1.83

- --------
*  Less than one percent.
(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage of ownership of that person, shares of Common Stock subject to options held by that person that are currently exercisable or exercisable within 60 days of April 30, 1996 are deemed outstanding. Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of each other person. The persons named in this table have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them, subject to community property laws where applicable and except as indicated in the other footnotes to this table.
(2) Consists of 1,329,552 shares held by Chase Capital Partners and 11,956 shares issuable upon exercise of outstanding options exercisable by Mitchell J. Blutt and Chase Venture Capital Associates, L.P. within 60 days of April 30, 1996. Dr. Blutt, the Executive Partner of Chase Capital Partners, the general partner of Chase Venture Capital Associates, L.P., is a director of the Company. Dr. Blutt disclaims beneficial ownership of shares held by Chase Capital Partners and Chase Venture Capital Associates, L.P. except to the extent of his pecuniary interest in such shares.
(3) Includes 3,478 shares issuable upon exercise of outstanding options exercisable by Domain Associates within 60 days of April 30, 1996 and 8,478 shares issuable upon exercise of outstanding options exercisable by Richard Schneider, a director of the Company and a general partner of the general partner of Domain Partners II, L.P. and a general partner of Domain Associates. Dr. Schneider disclaims beneficial ownership of shares held by Domain Partners II, L.P. and Domain Associates except to the extent of his pecuniary interest in such shares.
(4) Includes 36,613 shares held by Raychem International Manufacturing Corporation.
(5) Consists of 487,565 shares held by OSCCO II, 100,819 shares held by OSCCO III, L.P., 6,956 shares issuable upon exercise of outstanding options exercisable by OSCCO III within 60 days of April 30, 1996 and 5,000 shares issuable upon exercise of outstanding options exercisable by Stephen Halprin. Mr. Halprin, a general partner of the general partner of OSCCO II and OSCCO III, L.P., is a director of the Company. Mr. Halprin disclaims beneficial ownership of such shares except to the extent of his pecuniary interest in such shares.
(6) Consists of 805,907 shares held by Domain Partners II, L.P. and options exercisable within 60 days of April 30, 1996 by Domain Associates and Richard S. Schneider as set forth in Footnote 3 above. Dr. Schneider, a director of the Company, is a general partner of the general partner of Domain Partners II, L.P. and a general partner of Domain Associates. Dr. Schneider disclaims beneficial ownership of shares held by Domain Partners II, L.P. and Domain Associates except to the extent of his pecuniary interest in such shares.
(7) Includes an aggregate of shares held by officers and directors which are issuable upon exercise of options exercisable within 60 days of April 30, 1996.
(8) Consists of 302,457 shares held by Old Court Limited and 94,518 shares held by Biotechnology Investments Limited, an affiliated investment fund.

                         DESCRIPTION OF CAPITAL STOCK

  Upon the completion of this offering, the authorized capital stock of the Company will consist of 50,000,000 shares of Common Stock, $.001 par value, of which 11,862,028 shares will be outstanding as of April 30, 1996 (assuming no exercise of the Underwriter's over-allotment), and 2,000,000 shares of Preferred Stock, $.001 par value, none of which will be outstanding. At April 30, 1996, there were 10,662,028 shares of Common Stock outstanding held of record by 115 holders. The following description of the capital stock of the Company and certain provisions of the Company's Amended and Restated Articles of Incorporation (the "Articles of Incorporation") and Bylaws is a summary and is qualified in its entirety by the provisions of the Articles of Incorporation and Bylaws, copies of which were filed as exhibits to the Company's Registration Statement at the time of its initial public offering.

COMMON STOCK

  The holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders. Shareholders have the right to cumulate their votes in the election of directors. Subject to preferences that may be applicable to any outstanding shares of Preferred Stock, holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available for the payment of dividends. See "Dividend Policy." Holders of Common Stock have no preemptive rights and no right to convert their Common Stock into any other securities. There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are, and all shares of Common Stock to be outstanding upon completion of this offering will be, fully paid and nonassessable.

PREFERRED STOCK

  The Company is authorized to issue 2,000,000 shares of undesignated Preferred Stock. The Board of Directors has the authority to issue the undesignated Preferred Stock in one or more series and to determine the powers, preferences and rights and the qualifications, limitations or restrictions granted to or imposed upon any wholly unissued series of undesignated Preferred Stock and to fix the number of shares constituting any series and the designation of such series, without any further vote or action by the shareholders. The issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change in control of the Company without further action by the shareholders and may adversely affect the voting and other rights of the holders of Common Stock. At present, the Company has no plans to issue any shares of Preferred Stock.

REGISTRATION RIGHTS OF CERTAIN HOLDERS

  The holders of approximately 5,621,078 shares of Common Stock (including shares issuable upon exercise of a warrant on a net issuance basis at an assumed public offering price of $20.25 per share and excluding the shares of Common Stock offered by the Selling Shareholders hereby) (the "Registrable Securities") or their transferees are entitled to certain rights with respect to the registration of such shares under the Securities Act. These rights are provided under the terms of an agreement between the Company and the holders of Registrable Securities. Subject to certain limitations in the agreement, the holders of at least 50% of the Registrable Securities may require, on two occasions at any time after six months from the effective date of this offering, that the Company use its best efforts to register the Registrable Securities for public resale. If the Company registers any of its Common Stock either for its own account or for the account of other security holders, the holders of Registrable Securities are entitled to include their shares of Common Stock in the registration. A holder's right to include shares in an underwritten registration is subject to the ability of the underwriters to limit the number of shares included in the offering. Any holder of Registrable Securities may also require the Company, on no more than two occasions over any twelve-month period, to register all or a portion of their Registrable Securities on Form S-3 when use of such form becomes available to the Company, provided, among other limitations, that the proposed aggregate selling price, net of underwriting discounts and commissions, is at least $3,000,000. All fees, costs and expenses of such registrations, including those incurred with respect to the first two registrations on Form S-3, must be borne by the Company and all selling expenses (including underwriting discounts, selling commissions and stock transfer taxes) relating to Registrable Securities must be borne by the holders of the securities being registered.

CALIFORNIA ANTI-TAKEOVER EFFECTS

  Certain provisions of law, and the Company's Articles of Incorporation and Bylaws, could make more difficult the acquisition of the Company by means of a tender offer, a proxy contest or otherwise and the removal of incumbent officers and directors. These provisions include: (i) authorization of the issuance of up to 2,000,000 shares of Preferred Stock, with such characteristics, and potential effects on the acquisition of the Company, as are described in "Preferred Stock" above; (ii) elimination of cumulative voting; and (iii) elimination of shareholder action by written consent. The Company's Articles of Incorporation also provide that, for as long as the Company has a class of stock registered pursuant to the Exchange Act, shareholder action can be taken only at an annual or special meeting of shareholders and may not be taken by written consent. In addition, upon qualification of the Company as a "listed corporation," as defined in Section 301.5(d) of the California Corporations Code, cumulative voting will be eliminated and the Board of Directors be divided into two classes of directors, serving staggered two-year terms. The terms of the Class I and Class II directors expire at the 1997 and 1998 annual meetings, respectively. At each annual meeting, one class of directors will be elected for a two-year term. See "Management." These provisions are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of the Company to negotiate first with the Company. The Company believes that the benefits of increased protection of the Company's potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure the Company outweigh the disadvantages of discouraging such proposals because, among other things, negotiation of such proposals could result in an improvement of their terms.

TRANSFER AGENT AND REGISTRAR

  The Transfer Agent and Registrar for the Common Stock is U.S. Stock Transfer Corporation. Its address is 1745 Gardena Avenue, Glendale, CA 91204, and its telephone number is (818) 502-1404.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Upon completion of this offering, the Company will have outstanding 11,862,028 shares of Common Stock, (assuming no exercise of the Underwriters' over-allotment option or outstanding options after April 30, 1996). Of these shares, 5,620,000 shares (including shares sold in this offering) will be freely tradable without restriction or further registration under the Securities Act unless purchased by "affiliates" of the Company as that term is defined in Rule 144 of the Securities Act. The remaining 6,242,028 shares outstanding upon completion of this offering and held by the existing shareholders will be "restricted securities" as that term is defined under Rule 144 (the "Restricted Shares"). Sales of Restricted Shares in the public market, or the availability of such shares for sale, could adversely affect the market price of the Common Stock.

  Restricted Shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144, 144(k) or 701 promulgated under the Securities Act, which rules are summarized below. In addition, the number of shares of Common Stock available for sale in the public market is limited by lock-up agreements entered into in connection with the Company's initial public offering (the "IPO Lockup") and additional lock-up agreements entered into in connection with this offering (the "Additional Lockup") under which certain holders of such shares have agreed not to sell or otherwise dispose of any of their shares prior to August 15, 1996 and 90 days after the date of this offering, respectively, without the prior written consent of Smith Barney Inc. However, Smith Barney Inc. may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to such lock-up agreements. As a result of these restrictions, based on shares outstanding and options granted as of April 30, 1996, the shares of Common Stock listed below will be eligible for future sale in the public market.

  In addition to the 2,400,000 shares sold in this offering and the 3,220,000 shares sold in the initial public offering, 36,074 shares of Common Stock held by current shareholders and 21,578 shares of Common Stock issuable upon exercise of currently outstanding options will be eligible for sale in the public market on the date of this offering without restriction pursuant to Rules 144 and 701 under the Securities Act. Beginning on August 15, 1996, upon expiration of the IPO Lockup, an additional 479,788 shares of Common Stock and 300,354 shares of Common Stock issuable upon exercise of currently outstanding options will be eligible for sale pursuant to Rules 144 and 701. Beginning 90 days after the date of this Prospectus, upon expiration of the Additional Lockup, an additional 5,360,011 shares of Common Stock and 608,251 shares of Common Stock issuable upon exercise of currently outstanding options will be eligible for sale pursuant to Rules 144 and 701. In connection with this offering all directors and officers, the Selling Shareholders and certain other shareholders of the Company, holding in the aggregate 5,726,166 shares of Common Stock outstanding prior to this offering, have entered into the Additional Lockup and agreed with the Underwriters not to sell or otherwise dispose of any shares of Common Stock for a period of 90 days after the date of this Prospectus without the prior written consent of Smith Barney Inc.

  Upon completion of this offering, the holders of 5,621,078 shares of Common Stock, or their transferees, will be entitled to certain rights with respect to the registration of such shares under the Securities Act. See "Description of Capital Stock-Registration Rights." Registration of such shares under the Securities Act would result in such shares becoming freely tradeable without restriction under the Securities Act (except for shares purchased by Affiliates) immediately upon the effectiveness of such registration.

  In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned Restricted Shares for at least two years would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the number of shares of Common Stock then outstanding or the average weekly trading volume of the Common Stock as reported through the Nasdaq National Market during the four calendar weeks preceding the filing of a Form 144 with respect to such sale. Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about the Company. In addition, a person who is not deemed to have been an "affiliate" of the Company at any time during the 90 days preceding a sale, and who has beneficially owned for at least three years the shares proposed to be sold, would be entitled to sell such shares under Rule 144(k) without regard to the requirements described above.

  Subject to certain limitations on the aggregate offering price of a transaction and certain other conditions, Rule 701 permits resales of shares issued prior to the date the issuer becomes subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, (the "Exchange Act"), pursuant to certain compensatory benefit plans and contracts commencing 90 days after the issuer becomes subject to the reporting requirements of the Exchange Act, in reliance upon Rule 144 but without compliance with certain restrictions, including the holding period requirements, contained in Rule 144. In addition, the Securities and Exchange Commission has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options (including exercises after the date of this Prospectus). Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described above, beginning 90 days after the date of this Prospectus, may be sold by persons other than Affiliates subject only to the manner of sale provisions of Rule 144 and by Affiliates under Rule 144 without compliance with its two-year minimum holding period requirements.

  The Company has agreed not to sell or otherwise dispose of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock, or enter into any swap or similar agreement that transfers, in whole or in part, the economic risk of ownership of the Common Stock, prior to August 15, 1996, without the prior written consent of Smith Barney, Inc., subject to certain limited exceptions.

  In June 1996, the Company filed a registration statement under the Securities Act covering approximately 1,996,000 shares of Common Stock subject to outstanding options or reserved for issuance under the Company's stock plans. Accordingly, shares registered under such registration statement will, subject to Rule 144 volume limitations applicable to affiliates and the lapsing of the Company's repurchase options, be available for sale in the open market, except to the extent that such shares are subject to vesting restrictions with the Company or the contractual restrictions described above.

                                 UNDERWRITING

  Under the terms and subject to the conditions contained in the Underwriting Agreement dated the date hereof, each Underwriter named below has severally agreed to purchase, and the Company and the Selling Shareholders have agreed to sell to such Underwriter, shares of Common Stock which equal the number of shares set forth opposite the name of such Underwriter below.

                                                                       NUMBER OF
UNDERWRITER                                                             SHARES
- -----------                                                            ---------
Smith Barney Inc......................................................
Lehman Brothers Inc...................................................
Montgomery Securities.................................................
                                                                       ---------
  Total............................................................... 2,400,000
                                                                       =========

  The Underwriters are obligated to take and pay for all shares of Common Stock offered hereby (other than those covered by the over-allotment option described below) if any such shares are taken.

  The Underwriters, for whom Smith Barney Inc. ("Smith Barney"), Lehman Brothers Inc. ("Lehman") and Montgomery Securities ("Montgomery") are acting as Representatives, propose initially to offer part of the shares of Common Stock directly to the public at the public offering price set forth on the cover page hereof and part to certain dealers at a price that represents a concession not in excess of $ per share under the public offering price. The Underwriters may allow, and such dealers may reallow, a concession not in excess of $ per share to other Underwriters or to certain other dealers.

  The Company has granted to the Underwriters an option exercisable for 30 days from the date of this Prospectus, to purchase up to an aggregate of 360,000 additional shares of Common Stock at the public offering price set forth on the cover page hereof less underwriting discounts and commissions. The Underwriters may exercise such option to purchase additional shares solely for the purpose of covering over-allotments, if any, incurred in connection with the sale of the shares offered hereby. To the extent such option is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number set forth next to such Underwriter's name in the preceding table bears to the total number of shares in such table.

  The Company, the Selling Shareholders and the Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

  The Company and its directors, officers, the Selling Shareholders and certain other stockholders, holding in the aggregate 5,726,166 shares of Common Stock outstanding prior to this offering, have agreed that, for a period of 90 days after the date of this Prospectus, they will not, without the prior written consent of Smith Barney, offer, sell, contract to sell or otherwise dispose of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for any shares of Common Stock except, in the case of the Company, in certain limited circumstances.

  The Underwriters and certain selling group members that currently act as market makers for the Common Stock may engage in "passive market making" in the Common Stock in accordance with Rule 10b-6A under the Exchange Act. Rule 10b-6A permits, upon the satisfaction of certain conditions, underwriters and selling group members participating in a distribution that are also market makers in the security being distributed to engage in limited market making transactions during the period when Rule 10b-6 under the Exchange Act would otherwise prohibit such activity. In general, under Rule 10b-6A, any Underwriter or selling group member engaged in passive market making in the Common Stock (i) may not effect transactions in, or display bids for, the Common Stock at a price that exceeds the highest bid for the Common Stock displayed by a market maker that is not participating in the distribution of the Common Stock, (ii) may not have net daily purchases of the Common Stock that exceeds 30% of its average daily trading volume in such stock for the two full consecutive calendar months immediately preceding the filing date of the registration statement of which this Prospectus forms a part and (iii) must identify its bids as bids made by a passive market maker.

                                 LEGAL MATTERS

  The validity of the Common Stock offered hereby will be passed upon for the Company by its counsel, Venture Law Group, A Professional Corporation, 2800 Sand Hill Road, Menlo Park, California 94025. Certain legal matters will be passed upon for the Underwriters by Dewey Ballantine, 1301 Avenue of the Americas, New York, New York 10019. As of the date of this Prospectus, members of Venture Law Group, including Tae Hea Nahm, the Company's Secretary, beneficially own 5,771 shares of the Common Stock and options to purchase 3,478 shares.

                                    EXPERTS

  The audited consolidated financial statements and schedule of the Company for each of the three years in the period ended October 31, 1995, included in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein and in the Registration Statement, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

  Statements relating to patent matters in this Prospectus under the captions "Risk Factors--Patents and Proprietary Rights" and "Business" have been reviewed and approved by Sheldon & Mak, patent counsel to the Company, and have been included herein in reliance upon the review and approval by such firm as experts in patent law.

                            ADDITIONAL INFORMATION

  The Company is subject to the informational requirements of the Exchange Act, and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities of the Commission located at its principal office at Judiciary Plaza, 450 Fifth Street, N.W., Room 1204, Washington, D.C. 20549, and at the regional offices of the Commission located at Seven World Trade Center, 13th Floor, New York, New York, 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois, 60661. Copies of all or any part of such materials may be obtained from the Public Reference Section of the Commission, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of the prescribed fees. The Company's Common Stock is listed on the Nasdaq Stock Market's National Market, and material filed by the Company can be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

  The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement, of which this Prospectus constitutes a part, under the Securities Act with respect to the shares of Common Stock offered hereby. This Prospectus omits certain information contained in the Registration Statement, and reference is made to the Registration Statement and the exhibits and schedules thereto for further information with respect to the Company and the Common Stock offered hereby. The Registration Statement, including exhibits and schedules filed therewith, may be inspected without charge at the offices of the Commission, or obtained at prescribed rates from the public reference facilities maintained by the Commission at the addresses set forth above.

                               LANDEC CORPORATION
                                     INDEX

Report of Ernst & Young LLP, Independent Auditors.......................... F-2
Audited Consolidated Financial Statements..................................
Consolidated Balance Sheets................................................ F-3
Consolidated Statements of Operations...................................... F-4
Consolidated Statements of Changes in Redeemable Convertible Preferred
 Stock and Shareholders' Equity (Net Capital Deficiency)................... F-5
Consolidated Statements of Cash Flows...................................... F-6
Notes to Consolidated Financial Statements................................. F-7

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

Board of Directors and Shareholders
Landec Corporation

  We have audited the accompanying consolidated balance sheets of Landec Corporation as of October 31, 1994 and 1995, and the related consolidated statements of operations, changes in redeemable convertible preferred stock and shareholders' equity (net capital deficiency) and cash flows for each of the three years in the period ended October 31, 1995. Our audits also included the financial schedule listed in the Index at Item 16(b). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Landec Corporation at October 31, 1994 and 1995 and the consolidated results of its operations and its cash flows for each of the three years in the period ended October 31, 1995 in conformity with generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

                                                              ERNST & YOUNG LLP

Palo Alto, California
December 1, 1995

                               LANDEC CORPORATION

                          CONSOLIDATED BALANCE SHEETS
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)


                                                   OCTOBER 31,
                                                ------------------   APRIL 30,
                                                  1994      1995       1996
                                                --------  --------  -----------
                                                                    (UNAUDITED)
                                   ASSETS
Current assets:
  Cash and cash equivalents...................  $  2,411  $  3,585   $ 20,181
  Short-term investments......................     3,295     1,964     19,025
  Accounts receivable, less allowance for
   doubtful accounts of $18, $32 and $32 at
   October 31, 1994 and 1995 and April 30,
   1996 (unaudited), respectively.............       185        53         63
  Inventory...................................       200       488        508
  Prepaid expenses and other current assets...        99       115        237
                                                --------  --------   --------
    Total current assets......................     6,190     6,205     40,014
  Property and equipment, net.................     1,209       993        987
  Other assets................................       122       149        123
                                                --------  --------   --------
                                                  $7,521  $  7,347   $ 41,124
                                                ========  ========   ========

         LIABILITIES AND SHAREHOLDERS' EQUITY (NET CAPITAL DEFICIENCY)
Current liabilities:
  Convertible notes payable...................  $    --   $    700   $     --
  Accounts payable............................       344       291        298
  Accrued compensation........................       209       302        326
  Other accrued liabilities...................       192       281        423
  Current portion of capital lease
   obligations................................       165       239        213
  Deferred revenue............................       --        129        304
                                                --------  --------   --------
    Total current liabilities.................       910     1,942      1,564
Noncurrent portion of capital lease
 obligations..................................       539       558        448
Commitments
Redeemable convertible preferred stock at
 accreted value; 6,484,692 and 6,674,415
 shares issued and outstanding at October 31,
 1994 and 1995, respectively (none at April
 30, 1996 (unaudited)); aggregate liquidation
 preference of $32,299 at October 31, 1995....    27,656    31,276        --
Shareholders' equity (net capital deficiency):
Preferred stock, $.001 par value; 2,000,000
 shares authorized, issuable in series; all
 series designated represent redeemable
 convertible preferred stock shown above             --        --         --
Common stock, $.001 par value; 50,000,000
 shares authorized; 539,884, 547,678 and
 10,662,028 (unaudited) shares outstanding at
 October 31, 1994 and 1995 and April 30, 1996,
 respectively.................................        97       536     68,147
Notes receivable from shareholders............       (23)      (20)       (12)
Deferred compensation.........................       --       (407)      (368)
Accumulated deficit...........................   (21,658)  (26,538)   (28,655)
                                                --------  --------   --------
Total shareholders' equity (net capital
 deficiency)..................................   (21,584)  (26,429)    39,112
                                                --------  --------   --------
                                                $  7,521  $  7,347   $ 41,124
                                                ========  ========   ========

                            See accompanying notes.

                               LANDEC CORPORATION

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                         YEAR ENDED OCTOBER 31,     SIX MONTHS ENDED APRIL 30,
                         -------------------------  ----------------------------
                          1993     1994     1995        1995           1996
                         -------  -------  -------  -------------  -------------
                                                            (UNAUDITED)
Revenues:
  Product sales......... $   --   $   335  $   601  $         441  $         412
  License fees..........     350      400    2,650            650            600
  Research and
   development revenues.     821      965      796            389            682
                         -------  -------  -------  -------------  -------------
    Total revenues......   1,171    1,700    4,047          1,480          1,694
Operating costs and
 expenses:
  Cost of product sales.     --       897      987            652            539
  Research and
   development..........   3,740    3,283    3,715          1,776          1,898
  Selling, general and
   administrative.......   1,598    2,067    2,236          1,045          1,224
                         -------  -------  -------  -------------  -------------
    Total operating
     costs and expenses.   5,338    6,247    6,938          3,473          3,661
                         -------  -------  -------  -------------  -------------
Operating loss..........  (4,167)  (4,547)  (2,891)        (1,993)        (1,967)
Interest income.........     154      273      282            133            506
Interest expense........    (103)     (81)    (150)           (63)           (54)
                         -------  -------  -------  -------------  -------------
Net loss................ $(4,116) $(4,355) $(2,759) $      (1,923) $      (1,515)
                         =======  =======  =======  =============  =============
Supplemental net loss
 per share..............                   $ (0.38) $       (0.27) $       (0.17)
                                           =======  =============  =============
Shares used in
 computation of
 supplemental net loss
 per share..............                     7,175          7,060          8,709
                                           =======  =============  =============




                            See accompanying notes.

                              LANDEC CORPORATION

 CONSOLIDATED STATEMENTS OF CHANGES IN REDEEMABLE CONVERTIBLE PREFERRED STOCK
               AND SHAREHOLDERS' EQUITY (NET CAPITAL DEFICIENCY)

              (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                        SHAREHOLDERS' EQUITY (NET CAPITAL DEFICIENCY)
                                               ------------------------------------------------------------------
                              REDEEMABLE                               NOTES                            TOTAL
                             CONVERTIBLE                             RECEIVABLE                     SHAREHOLDERS'
                           PREFERRED STOCK        COMMON STOCK      FROM SALE OF DEFERRED ACCUMU-    EQUITY (NET
                          -------------------  -------------------     COMMON    COMPEN-   LATED       CAPITAL
                            SHARES    AMOUNT     SHARES    AMOUNT      STOCK      SATION  DEFICIT    DEFICIENCY)
                          ----------  -------  ----------  -------  ------------ -------- --------  -------------
Balances at October 31,
1992 ...................   3,138,764  $11,882     516,798  $    79      $(41)     $ --    $ (9,804)   $ (9,766)
Issuance of Series D
redeemable convertible
preferred stock for cash
at $3.97 per share (net
of issuance costs of
$883)...................   3,345,928   12,392         --       --        --         --         --          --
Accretion of redemption
price differential on
redeemable convertible
preferred stock.........         --     1,293         --       --        --         --      (1,293)     (1,293)
Issuance of warrant to
purchase common stock...         --       --          --         5       --         --         --            5
Return of common stock
and cancellation and
repayment of notes
receivable..............         --       --         (978)      (1)        9        --         --            8
Issuance of common stock
at $0.58 per share......         --       --        5,797        3       --         --         --            3
Net loss................         --       --          --       --        --         --      (4,116)     (4,116)
                          ----------  -------  ----------  -------      ----      -----   --------    --------
Balances at October 31,
1993....................   6,484,692   25,567     521,617       86       (32)       --     (15,213)    (15,159)
Return of common stock
and cancellation and
repayment of notes
receivable..............         --       --       (2,433)      (1)        9        --         --            8
Issuance of common stock
at $0.58 per share......         --       --       20,700       12       --         --         --           12
Accretion of redemption
price differential on
redeemable convertible
preferred stock.........         --     2,089         --       --        --         --      (2,090)     (2,090)
Net loss................         --       --          --       --        --         --      (4,355)     (4,355)
                          ----------  -------  ----------  -------      ----      -----   --------    --------
Balances at October 31,
1994....................   6,484,692   27,656     539,884       97       (23)       --     (21,658)    (21,584)
Issuance of Series E
redeemable convertible
preferred stock for cash
at $7.91 per share......     189,723    1,500         --       --        --         --         --          --
Issuance of common stock
at $0.58 to $0.86 per
share...................         --       --        7,968        5       --         --         --            5
Return of common stock
and cancellation and
repayment of notes
receivable..............         --       --         (174)     --          3        --         --            3
Accretion of redemption
price differential on
redeemable convertible
preferred stock.........         --     2,120         --       --        --         --      (2,120)     (2,120)
Deferred compensation
related to grant of
stock options...........         --       --          --       434       --        (434)       --          --
Amortization of deferred
compensation............         --       --          --       --        --          27        --           27
Unrealized loss on
available-for-sale
securities..............         --       --          --       --        --         --          (1)         (1)
Net loss................         --       --          --       --        --         --      (2,759)     (2,759)
                          ----------  -------  ----------  -------      ----      -----   --------    --------
Balances at October 31,
1995....................   6,674,415  $31,276     547,678  $   536      $(20)     $(407)  $(26,538)   $(26,429)
                          ----------  -------  ----------  -------      ----      -----   --------    --------
Initial Public Offering
of common stock, $12.00
per share, net of
expenses (unaudited)....         --       --    3,220,000   35,035       --         --         --       35,035
Accretion of redemption
price differential on
redeemable convertible
preferred stock
(unaudited).............         --       556         --       --        --         --        (556)       (556)
Conversion of Series B,
C, D and E redeemable
convertible preferred
stock (unaudited).......  (6,674,415) (31,832)  6,674,415   31,832       --         --         --       31,832
Conversion of
convertible notes
payable (unaudited).....         --       --      176,432      700       --         --         --          700
Issuance of common stock
at $0.58 to $0.86 per
share (unaudited).......         --       --       43,503       27       --         --         --           27
Repayment of notes
receivable (unaudited)..         --       --          --       --          8                   --            8
Deferred compensation
related to grant of
stock options...........         --       --          --        17       --         (17)       --          --
Amortization of deferred
compensation
(unaudited).............         --       --          --       --        --          56        --           56
Unrealized loss on
available-for-sale
securities (unaudited)..         --       --          --       --        --         --         (46)        (46)
Net loss (unaudited)....         --       --          --       --        --         --      (1,515)     (1,515)
                          ----------  -------  ----------  -------      ----      -----   --------    --------
Balance at April 30,
1996 (unaudited)........         --   $   --   10,662,028  $68,147      $(12)     $(368)  $(28,655)   $ 39,112
                          ==========  =======  ==========  =======      ====      =====   ========    ========

                            See accompanying notes.

                               LANDEC CORPORATION
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS

                                 (IN THOUSANDS)

                                                                SIX MONTHS
                                   YEAR ENDED OCTOBER 31,     ENDED APRIL 30,
                                   -------------------------  ----------------
                                    1993     1994     1995     1995     1996
                                   -------  -------  -------  -------  -------
                                                                (UNAUDITED)
Cash flows from operating
 activities:
Net loss.........................  $(4,116) $(4,355) $(2,759) $(1,923) $(1,515)
Adjustments to reconcile net loss
 to net cash used in operating
 activities:
 Depreciation and amortization...      363      362      378      195      195
 Loss on disposal of fixed
  assets.........................      --        17       25       24      --
 Amortization of deferred
  compensation...................      --       --        27      --        56
 Changes in assets and
  liabilities:
   Accounts receivable...........      (79)       2      132       69      (10)
   Inventory.....................      --      (200)    (288)    (206)     (20)
   Prepaid expenses and other
    current assets...............     (227)     155      (16)      27     (122)
   Accounts payable..............      173       25      (53)     (74)       7
   Accrued compensation..........       26       55       93       (1)      24
   Other accrued liabilities.....       49       49       89       86      142
   Deferred revenue..............      (50)     --       129      131      175
                                   -------  -------  -------  -------  -------
     Total adjustments...........      255      465      516      251      447
                                   -------  -------  -------  -------  -------
Net cash used in operating
 activities......................   (3,861)  (3,890)  (2,243)  (1,672)  (1,068)
                                   -------  -------  -------  -------  -------
Cash flows from investing
 activities:
Purchases of property and
 equipment.......................     (632)     (84)     (48)     (25)    (189)
Decrease (increase) in other
 assets..........................       18      (70)     (28)     (12)      26
Purchases of available-for-sale
 securities......................      --    (8,188)  (6,470)  (3,960) (20,108)
Maturities of available-for-sale
 securities......................    1,300    4,893    7,800    5,300    3,000
                                   -------  -------  -------  -------  -------
Net cash provided by (used in)
 investing activities............      686   (3,449)   1,254    1,303  (17,271)
                                   -------  -------  -------  -------  -------
Cash flows from financing
 activities:
Proceeds from sale of common
 stock, net of repurchases.......        3       10        5        3   35,062
Proceeds from sale of warrant....        5      --       --       --       --
Proceeds from sale of preferred
 stock...........................   12,392      --     1,500      --       --
Proceeds from repayment of notes
 receivable......................        8        9        3        2        9
Payments on capital lease
 obligations.....................     (136)    (223)    (183)     (86)    (136)
Proceeds from issuance of
 convertible notes payable.......      --       --       700      700      --
Proceeds from capital lease
 financing of prior year capital
 expenditures....................      --       182      138      138      --
                                   -------  -------  -------  -------  -------
Net cash provided by (used in)
 financing activities............   12,272      (22)   2,163      757   34,935
                                   -------  -------  -------  -------  -------
Net increase (decrease) in cash
 and cash equivalents............    9,097   (7,361)   1,174      388   16,596
Cash and cash equivalents at
 beginning of period.............      675    9,772    2,411    2,411    3,585
                                   -------  -------  -------  -------  -------
Cash and cash equivalents at end
 of period.......................  $ 9,772  $ 2,411  $ 3,585  $ 2,799  $20,181
                                   =======  =======  =======  =======  =======
Supplemental disclosure of cash
 flows information:
Cash paid during the period for
 interest........................  $   104  $    94  $   108  $    56  $    54
                                   =======  =======  =======  =======  =======
Supplemental schedule of noncash
 investing and financing
 activities:
Equipment acquired under capital
 leases..........................  $   112  $   516  $   154  $     0  $     0
                                   =======  =======  =======  =======  =======

                            See accompanying notes.

                              LANDEC CORPORATION

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 (INFORMATION FOR THE SIX MONTHS ENDED APRIL 30, 1995 AND 1996 IS UNAUDITED.)

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION

  Landec Corporation (the "Company") was incorporated in the State of California on October 31, 1986 for the purpose of designing, developing, manufacturing and selling temperature-activated polymer and membrane products for a variety of industrial, medical and agricultural applications.

  The consolidated financial statements comprise the accounts of Landec Corporation and its wholly owned subsidiary, Intellicoat, which was incorporated in March 1995. There were no significant intercompany transactions or balances to be eliminated at October 31, 1995 or April 30, 1996.

INTERIM FINANCIAL INFORMATION

  The accompanying interim financial information at April 30, 1996 and for the six-month periods ended April 30, 1995 and 1996 have not been audited but, in the opinion of the management of the Company, includes all adjustments (consisting of normal recurring adjustments) which the Company considers necessary for a fair presentation of the Company's financial position at such date and the operating results and cash flows for those periods. The results of operations for the six-month period ended April 30, 1996 are not necessarily indicative of the results to be expected for any subsequent period or the full year.

INITIAL PUBLIC OFFERING

  On February 15, 1996 the Company completed an initial public offering of 2,800,000 shares of common stock at a price of $12.00 per share. The net proceeds to the Company from the initial public offering were approximately $30.3 million, after deducting underwriting discounts, commissions and expenses.

  Upon completion of the initial public offering all 6,674,415 outstanding shares of redeemable convertible preferred stock and $700,000 of notes payable were automatically converted into 6,674,415 and 176,432 shares of common stock respectively.

  In March 1996, the underwriters exercised their overallotment option to purchase 420,000 shares of common stock for $12.00 per share. The Company received an additional $4.7 million in offering proceeds, after deducting underwriting discounts, commissions and expenses.

CASH, CASH EQUIVALENTS AND INVESTMENTS

  Effective November 1, 1994, the Company adopted Statement of Financial Accounting Standards No. 115 ("FAS 115"), "Accounting for Certain Investments in Debt and Equity Securities," the cumulative effect of which was immaterial to the Company's accumulated deficit.

  Management determines the appropriate classification of debt securities at the time of purchase and reevaluates such designation as of each balance sheet date. As of October 31, 1995 and April 30, 1996, the Company's debt securities are carried at fair value and classified as available-for-sale, as the Company may not hold these securities until maturity in order to take advantage of market conditions. The Company records all highly liquid securities with three months or less from date of purchase to maturity as cash equivalents. All other available-for-sale securities are recorded as short-term investments. Unrealized gains and losses are reported in shareholders' equity. The cost of debt securities is adjusted for amortization of premiums and discounts to

                              LANDEC CORPORATION

 (INFORMATION FOR THE SIX MONTHS ENDED APRIL 30, 1995 AND 1996 IS UNAUDITED.) maturity. This amortization is included in interest income. Realized gains and losses on available-for-sale securities are included in interest income. The cost of securities sold is based on the specific identification method.

CONCENTRATIONS OF CREDIT RISK

  Cash, cash equivalents and short-term investments are financial instruments which potentially subject the Company to concentrations of risk. Corporate policy limits, among other things, the amount of credit exposure to any one issuer and to any one type of investment, other than securities issued or guaranteed by the U.S. government.

INVENTORIES

  Inventories are stated at the lower of cost (first-in, first-out method) or market. As of October 31, 1994 and 1995 and April 30, 1996, inventories consisted of (in thousands):

                                                               OCTOBER
                                                                 31,    APRI 30,
                                                              --------- --------
                                                              1994 1995   1996
                                                              ---- ---- --------
   Raw materials ............................................ $122 $169   $119
   Work in process...........................................   62  208    210
   Finished goods............................................   16  111    179
                                                              ---- ----   ----
                                                              $200 $488   $508
                                                              ==== ====   ====

NET LOSS PER SHARE

  Except as noted below, historical net loss per share is computed using the weighted average number of common shares outstanding. Common equivalent shares are excluded from the computation as their effect is antidilutive, except that, pursuant to the Securities and Exchange Commission ("SEC") Staff Accounting Bulletins, common and common equivalent shares (stock options, convertible notes payable and preferred stock) issued during the 12-month period prior to the initial filing of the proposed offering at prices below the assumed public offering price have been included in the calculation as if they were outstanding for all periods presented (using the treasury stock method for stock options).

  Historical net loss per share information is as follows (in thousands, except per share data):

                                                                 SIX MONTHS
                                         YEAR ENDED OCTOBER      ENDED APRIL
                                                31,                  30,
                                        ----------------------  --------------
                                         1993    1994    1995    1995    1996
                                        ------  ------  ------  ------  ------
Net loss per share .................... $(3.55) $(3.75) $(2.33) $(1.63) $(0.32)
Shares used in computing net loss per
 share.................................  1,159   1,162   1,182   1,181   4,713

  Supplemental per share data is provided to show the calculation on a consistent basis for the periods presented. It has been computed as described above, but excludes the antidilutive effect of common equivalent shares from stock options and warrants issued at prices substantially below the public offering price during the 12-month period prior to the initial filing of the public offering, and also gives retroactive effect from the date of issuance to the conversion of preferred stock and promissory notes which automatically converted to common shares upon the closing of the Company's initial public offering.

REVENUE RECOGNITION

  Revenues related to research contracts are recognized ratably over the related funding periods for each contract, which is generally as research is performed. Revenues related to license agreements with noncancelable,

                              LANDEC CORPORATION

 (INFORMATION FOR THE SIX MONTHS ENDED APRIL 30, 1995 AND 1996 IS UNAUDITED.) nonrefundable terms and no significant future obligations are recognized upon inception of the agreements. Product sales are recognized upon shipment.

  Revenues from customers representing 10% or more of total revenue during fiscal 1993, 1994, 1995, and the six months ended April 30, 1996 are as follows:

                                                                                 SIX-MONTHS ENDED
                        1993               1994               1995                APRIL 30, 1996
                        ----               ----               ----               ----------------
      Customer:
       A                 0%                15%                53%                      15%
       B                13%                21%                18%                      11%
       C                 0%                 0%                11%                      42%
       D                23%                 6%                 9%                       2%
       E                13%                12%                 2%                       0%
       F                 0%                12%                 2%                       3%
       G                11%                14%                 0%                       0%
       H                22%                 5%                 0%                       0%
       I                13%                 0%                 0%                       0%
       J                 0%                 0%                 0%                      14%

  Export sales were approximately $79,000 for the six months ended April 30, 1996 and $143,000 and $378,000 in the years ended October 31, 1994 and 1995, respectively (none in 1993).

RESEARCH AND DEVELOPMENT EXPENSES

  Costs related to both research contracts and Company-funded research are included in research and development expenses. Research and development costs approximated the associated revenues for the three years ended October 31, 1995 and the six months ended April 30, 1996.

PROPERTY AND EQUIPMENT

  Furniture, fixtures and equipment are stated at cost and are depreciated using the straight-line method over their estimated useful lives of three to five years. Leasehold improvements are amortized over the lesser of the economic life of the improvement or the life of the lease on a straight-line basis.

RECLASSIFICATIONS

  Certain prior year balances have been reclassified in the balance sheet to conform with current year presentation.

2. COLLABORATIVE AGREEMENTS

  To facilitate the commercialization of its products, the Company has established a number of strategic alliances in which the Company receives license payments, research and development funding and/or future royalties in exchange for certain technology or marketing rights.

  Hitachi Chemical. The Company has entered into two separate collaborations with Hitachi Chemical in the areas of industrial adhesives and latent curing. On October 1, 1994, the Company entered into a non-exclusive

                              LANDEC CORPORATION

 (INFORMATION FOR THE SIX MONTHS ENDED APRIL 30, 1995 AND 1996 IS UNAUDITED.) license agreement with Hitachi Chemical in the industrial adhesives area. The agreement provides Hitachi Chemical with a non-exclusive license to manufacture and sell products using Landec's Intelimer materials in certain Asian countries. Landec received up-front license fees upon signing the agreement and is entitled to future royalties based on net sales by Hitachi Chemical of the licensed products. Any fees paid to the Company are non-refundable.

  On August 10, 1995, the Company entered into the second collaboration with Hitachi Chemical in the latent curing area. The agreement provides Hitachi Chemical with an exclusive license to use and sell Landec's catalyst systems in industrial latent curing products in certain Asian countries. In addition, Hitachi Chemical also received limited options and rights for certain other technology applications in its Asian territory. Landec received an up-front license payment upon signing this agreement and is entitled to receive research and development funding over three years and future royalties based on net sales by Hitachi Chemical of the licensed products. Any fees paid to the Company are non-refundable. This agreement is terminable at Hitachi Chemical's option. In conjunction with this agreement, Hitachi Chemical purchased 189,723 shares of Series E Preferred Stock for $1.5 million which were converted to Common Stock upon the Company's initial public offering.

  BFGoodrich. On October 13, 1993, the Company entered into a collaboration with BFGoodrich. The agreement was amended on July 29, 1995 and again in March 1996, and provides BFGoodrich with a nonexclusive worldwide (excluding Asia) license to use and sell Landec's catalyst systems in industrial latent curing products. Landec is entitled to be the exclusive supplier of Intelimer catalyst systems to BFGoodrich for at least seven years. Landec received an up-front license payment upon signing and additional license fees upon achieving certain milestones. Under the agreement, development was funded by BFGoodrich for the first year, was extended to subsequent years, and was concluded during the second quarter of fiscal 1996. The Company is also entitled to receive future royalties based on net sales by BFGoodrich of the licensed products. Any fees paid to the Company are non-refundable. This agreement is terminable at BFGoodrich's option.

  Nitta. On March 14, 1995, the Company entered into a license agreement with Nitta in the industrial adhesives area. The agreement provides Nitta with a co-exclusive license to manufacture and sell products using Landec's Intelimer materials in certain Asian countries. Landec received up-front license fees upon signing the agreement and is entitled to future royalties based on net sales by Nitta of the licensed products. Any fees paid to the Company are non-refundable. In addition, Nitta also received limited options for certain other technology applications in its Asian territory. This agreement is terminable at Nitta's option. In March 1996, this agreement was expanded to provide Nitta an exclusive license in the medical adhesives area in Asia. The Company received an upfront license fee and is entitled to future royalties on Nitta's net sales.

  The Company has also entered into several other collaborative arrangements, principally to support research and development for its breathable membrane and opthalmic product as well as other technologies being pursued by the Company. Under the terms of these agreements, the Company generally receives research and development funding and rights to future royalties from product sales, in exchange for granting certain technology or marketing rights to an eventual product.

                              LANDEC CORPORATION

 (INFORMATION FOR THE SIX MONTHS ENDED APRIL 30, 1995 AND 1996 IS UNAUDITED.)

3. AVAILABLE-FOR-SALE SECURITIES

  The following is a summary of available-for-sale securities (in thousands):

                                                  GROSS      GROSS    ESTIMATED
                                      AMORTIZED UNREALIZED UNREALIZED   FAIR
                                        COST      GAINS      LOSSES     VALUE
                                      --------- ---------- ---------- ---------
          OCTOBER 31, 1995
          ----------------
U.S. government and agency
 obligations ........................  $ 4,959     $--        $ (1)    $ 4,958
                                       =======     ====       ====     =======
Amounts included in:
Cash equivalents.....................  $ 2,994     $--        $ --     $ 2,994
Short-term investments...............    1,965                  (1)      1,964
                                       -------     ----       ----     -------
Total securities.....................  $ 4,959     $--        $ (1)    $ 4,958
                                       =======     ====       ====     =======
     APRIL 30, 1996 (UNAUDITED)
     --------------------------
U.S. government and agency
 obligations ........................  $19,212     $--        $(20)    $19,192
Corporate debt securities............   17,319                 (26)     17,293
                                       -------     ----       ----     -------
Total securities.....................  $36,531     $--        $(46)    $36,485
                                       =======     ====       ====     =======
Amounts included in:
Cash equivalents.....................  $17,460     $--        $ --     $17,460
Short-term investments...............   19,071                 (46)     19,025
                                       -------     ----       ----     -------
Total securities.....................  $36,531     $--        $(46)    $36,485
                                       =======     ====       ====     =======

4. PROPERTY AND EQUIPMENT

Property and equipment consists of the following (in thousands):

                                                     OCTOBER 31,
                                                    ---------------   APRIL 30,
                                                     1994     1995      1996
                                                    -------  ------  -----------
                                                                     (UNAUDITED)
Laboratory and manufacturing equipment............. $ 1,421  $1,530    $1,637
Computer equipment.................................     223     261       290
Furniture and fixtures.............................     134     134       158
Leasehold improvements.............................     985     986       986
                                                    -------  ------    ------
                                                      2,763   2,911     3,071
Less accumulated depreciation and amortization.....  (1,554) (1,918)   (2,084)
                                                    -------  ------    ------
                                                    $ 1,209  $  993    $  987
                                                    =======  ======    ======

  Property and equipment includes approximately $1,275,000, $1,551,000 and $974,000 recorded under capital leases at October 31, 1994 and 1995 and April 30, 1996, respectively. Accumulated amortization related to leased assets total approximately $661,000, $832,000 and $420,000 at October 31, 1994 and 1995 and April 30, 1996, respectively.

                              LANDEC CORPORATION

 (INFORMATION FOR THE SIX MONTHS ENDED APRIL 30, 1995 AND 1996 IS UNAUDITED.)

5. REDEEMABLE CONVERTIBLE PREFERRED STOCK AND WARRANTS

  The following table describes information with respect to the various series of redeemable convertible preferred stock ("Preferred Stock") outstanding as of October 31, 1995:

                                                            ISSUANCE LIQUIDATION
                                                  SHARES     PRICE   PREFERENCE
                                       SHARES   ISSUED AND    PER    (INCLUDING
                                     AUTHORIZED OUTSTANDING  SHARE   ACCRETION)
                                     ---------- ----------- -------- -----------
Series B ...........................    756,027    754,278   $2.73   $ 3,497,578
Series B-a..........................    756,027        --      --            --
Series C............................  2,469,565  2,384,486   $3.31    11,208,654
Series C-a..........................  2,469,565        --      --            --
Series D............................  3,478,260  3,345,928   $3.97    16,062,764
Series E............................  1,739,130    189,723   $7.91     1,530,122
Undesignated series.................     18,382        --      --            --
                                     ----------  ---------           -----------
                                     11,686,956  6,674,415           $32,299,118
                                     ==========  =========           ===========

  During fiscal 1988, the Series A preferred stock was converted into Series B preferred stock.

  The holders of the Series B, C, D and E preferred stock are entitled to receive noncumulative dividends, when and if declared by the Board of Directors, out of legally available assets at a rate of 9% of the issuance price, or $0.247, $0.299, $0.357 and $0.713 per share, respectively, per annum. No dividends have been declared or paid by the Company.

  Each share of Preferred Stock may be converted at the option of the holder into one share of common stock, subject to adjustments for dilution. The Preferred Stock will be automatically converted into common stock upon consummation of an underwritten public offering. The holders of Preferred Stock are entitled to one vote for each share of common stock into which the Preferred Stock is convertible.

  The Series B, C, D and E preferred shareholders have liquidation preferences equal to the sum of the initial issuance price ($2.73, $3.31, $3.97 and $7.91, respectively), plus all dividends declared and unpaid. In addition, subject to distributions to active contributors to the Company, as determined by the Compensation Committee of the Board of Directors, Series B, C, D and E preferred shareholders have liquidation preferences accreted at 9% of the initial issuance price per annum (calculated on a monthly basis) since the date of issuance of each series. After payment of these liquidation preferences, the remaining assets will be distributed to the holders of the common stock and the Preferred Stock on an as-converted basis.

  The outstanding Series B and C preferred shares will convert automatically into Series B-a and C-a preferred shares, respectively, in the event the holders decline to participate in a new equity financing made at a lesser price per share. Other than the elimination of antidilution rights, the Series B-a and C-a shares will have rights identical to the converted Series B and C shares.

  At any time after July 26, 2002, upon the election of at least a majority of the outstanding shares of Preferred Stock, the Company will be required to redeem, at the sum of the initial issuance price ($2.73, $3.31, $3.97 and $7.91, respectively), plus accretion at 9% of the initial issuance price per annum (calculated on a monthly basis) since the date of issuance of each series, plus any accrued and unpaid dividends. The difference between the issuance price and the redemption price is being accreted at the annual rate of 9% for each series of

                              LANDEC CORPORATION

 (INFORMATION FOR THE SIX MONTHS ENDED APRIL 30, 1995 AND 1996 IS UNAUDITED.) Preferred Stock. As of October 31, 1995, the Company had accreted $1,437,429, $3,324,896, $2,787,752 and $30,121 of the redemption differential for Series B, C, D and E, respectively.

  In connection with the sale of Series D preferred stock, in July 1993 the Company issued warrants to purchase 186,349 shares of common stock at an exercise price of $4.31 per share for $5,357 in cash. The warrants expire five years from the date of issuance. No warrants have been exercised as of April 30, 1996.

  In connection with the Company's initial public offering, the 6,674,415 outstanding shares of redeemable convertible preferred stock were converted into 6,674,415 shares of common stock (see Note 1).

6. SHAREHOLDERS' EQUITY

COMMON STOCK, STOCK PURCHASE PLAN AND STOCK OPTION PLAN

  In December 1995, the Board approved a one-for-2.875 reverse stock split of its common stock and preferred stock through an amendment to the Articles of Incorporation. All share and per share amounts in the accompanying financial statements have been retroactively adjusted to reflect this event. The Board has also approved an amendment to the Articles of Incorporation to change the number of authorized shares of common stock to 50,000,000 shares and Preferred Stock to 2,000,000 shares upon the closing of the offering. The Board also approved the adoption of the 1995 Employee Stock Purchase Plan and the 1995 Directors' Stock Option Plan, which authorizes the issuance of 300,000 and 200,000 shares, respectively, under the plans. On January 26, 1996, shareholder approval was obtained for the above actions. The Articles of Incorporation have been filed with and approved by the California Secretary of State.

  The Company has a Stock Purchase Plan for issuance of common stock to employees and consultants. The price of the shares to be purchased and the terms of payment are determined by the Company's Board of Directors, provided that such price cannot be less than the fair market value on the date of the grant. Shares purchased under the plan vest over a period of four years; the Company may repurchase any unvested shares in the event of termination of employment. In addition, vested shares are subject to a right of first refusal by the Company in the event the holder offers those shares for sale to a third party prior to the establishment of a public market for the Company's shares. As of April 30, 1996, 143,965 shares of common stock had been purchased under the plan at prices ranging from $0.29 to $0.58 per share, of which no shares were subject to repurchase. The Plan was terminated in December 1995.

  The Company has established a Stock Option Plan under which the Board of Directors may grant incentive stock options or nonqualified stock options to its employees and outside consultants. As of April 30, 1996, the Company had reserved 1,574,161 shares of common stock for future issuance under the plan. The exercise price of incentive stock options and nonqualified stock options may be no less than 100% and 85%, respectively, of the fair market value of the Company's common stock as determined by the Board of Directors. Options are exercisable upon grant and generally vest ratably over four years (commencing one year after an employee's hire date) and are subject to repurchase if exercised before being vested.

                              LANDEC CORPORATION

 (INFORMATION FOR THE SIX MONTHS ENDED APRIL 30, 1995 AND 1996 IS UNAUDITED.)

6. SHAREHOLDERS' EQUITY (CONTINUED)

  Activity under all Stock Option Plans is as follows:

                                                         OUTSTANDING OPTIONS
                                                        -----------------------
                                      OPTIONS AVAILABLE NUMBER OF   PRICE PER
                                          FOR GRANT      SHARES       SHARE
                                      ----------------- ---------  ------------
Balance at October 31, 1992 .........       33,051        444,654  $       0.58
  Additional shares reserved.........      398,510            --            --
  Options granted....................     (281,372)       281,372  $       0.58
  Options exercised..................          --          (5,797) $       0.58
  Options canceled...................       14,218        (14,218) $       0.58
                                          --------      ---------  ------------
Balance at October 31, 1993..........      164,407        706,011  $       0.58
  Additional shares reserved.........      347,826            --            --
  Options granted....................     (188,145)       188,145  $0.58-$ 0.86
  Options exercised..................          --         (20,700) $       0.58
  Options canceled...................       50,448        (50,448) $0.58-$ 0.86
                                          --------      ---------  ------------
Balance at October 31, 1994..........      374,536        823,008  $0.58-$ 0.86
  Additional shares reserved.........      347,826            --            --
  Options granted....................     (410,570)       410,570  $0.86-$ 1.44
  Options exercised..................          --          (7,968) $0.58-$ 0.86
  Options canceled...................       13,691        (13,691) $0.58-$ 0.86
                                          --------      ---------  ------------
Balance at October 31, 1995..........      325,483      1,211,919  $0.58-$ 1.44
  Additional shares reserved
   (unaudited).......................      200,000            --            --
  Options granted (unaudited)........      (29,834)        29,834  $3.59-$17.75
  Options exercised (unaudited)......          --         (43,503) $0.58-$ 0.86
  Options canceled (unaudited).......        7,092         (7,092) $0.58-$ 1.44
                                          --------      ---------  ------------
Balance at April 30, 1996
 (unaudited).........................      502,741      1,191,158  $0.58-$17.75
                                          ========      =========  ============

  At October 31, 1995 and April 30, 1996, options to purchase 602,991 and 670,496 common shares were vested, respectively. No options have been exercised prior to being vested.

  For options granted through April 30, 1996, the Company recognized an aggregate of $451,100 as deferred compensation for the excess of the deemed value for accounting purposes of the common stock issuable on exercise of such options over the aggregate exercise price of such options. The deferred compensation expense is being amortized ratably over the vesting period of the options.

7. NOTES PAYABLE

  In March 1995, the Company issued notes payable to two current investors for $700,000. The notes and accrued interest are payable upon demand of the holder, and in no event later than three years from the date of issuance. The notes bear interest at a rate of 10% per annum. The notes and accrued interest automatically convert into preferred stock of the Company should a preferred stock financing, excluding sales of equity to a corporate partner or existing investors, be completed during the period in which these notes are outstanding. Upon the reorganization of the Company or upon the completion of an initial public offering of the Company's equity, the principal value of the notes will convert into common stock at $3.97 per share and any accrued interest will be forgiven.

  In connection with the Company's initial public offering the notes payable were converted into 176,432 shares of common stock (see Note 1).

                              LANDEC CORPORATION

 (INFORMATION FOR THE SIX MONTHS ENDED APRIL 30, 1995 AND 1996 IS UNAUDITED.)
8. INCOME TAXES

  As of October 31, 1995, the Company had net operating loss carryforwards of approximately $15,600,000 for federal income tax purposes. The net operating loss carryforwards will expire at various dates beginning in 2001 through 2010, if not utilized.

  Utilization of the net operating losses and credits may be subject to a substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code of 1986.

  Significant components of the Company's deferred tax assets are as follows:


                                                                 YEARS ENDED
                                                                 OCTOBER 31,
                                                               ----------------
                                                                1994     1995
                                                               -------  -------
                                                               (IN THOUSANDS)
Deferred tax assets:
  Capitalized research costs.................................. $ 4,900  $ 5,500
  Net operating loss carryforwards............................     700      800
  Research credit carryforwards...............................     200    1,400
  Other.......................................................     700      --
Total deferred tax assets.....................................   6,500    7,700
                                                               -------  -------
Valuation allowance...........................................  (6,500)  (7,700)
                                                               -------  -------
Net deferred tax assets....................................... $   --   $   --
                                                               =======  =======

  The valuation allowance increased by $1,400,000 during the year ended October 31, 1994.

9. COMMITMENTS

  LEASES

  The Company leases office and laboratory space and certain equipment. Rent expense for the years ended October 31, 1993, 1994 and 1995 was approximately $274,000, $328,000 and $349,000, respectively.

  During 1994, the Company arranged for a lease line of credit of $2,000,000 to purchase capital assets. The lease term under this line of credit is 48 months. The interest rate on these leases is based on a lease rate factor and approximates 15% per annum. Amounts outstanding under the capital leases are collateralized by the underlying property and equipment. The Company had $1,026,438 available under the line at October 31, 1995. Future minimum lease obligations as of October 31, 1995 under all leases are as follows (in thousands):

                                                 CAPITAL LEASES OPERATING LEASES
                                                 -------------- ----------------
1996                                                  $338            $335
1997                                                   294             343
1998                                                   269              59
1999                                                    93
                                                      ----            ----
Total minimum lease payments....................       994            $737
                                                                      ====
Less amount representing interest...............      (197)
                                                      ----
Present value of future lease payments..........       797
Less current portion............................      (239)
                                                      ----
Noncurrent obligations under capital lease......      $558
                                                      ====

                    LANDEC(R) DEVELOPMENT AND MANUFACTURING.

                       [PICTURE OF PRODUCT APPEARS HERE]
Coating Seeds.

                     [PICTURE OF PRODUCTION APPEARS HERE]
Making Breathable Membrane Products.

                        [PHOTO OF PRODUCT APPEARS HERE]
Assembling PORT Ophthalmic Device Prototypes.

                        [PICTURE OF AWARD APPEARS HERE]
1995 R&D 100 Award designating Landec's QuickCast(TM) as one of the most innovative products in America.

                     [PICTURE OF PRODUCTION APPEARS HERE]
Synthesizing Intelimer(R) Polymers.

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

 NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR BY ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THE SHARES OF COMMON STOCK OFFERED HEREBY, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                                 ------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Prospectus Summary........................................................    3
Risk Factors..............................................................    8
The Company...............................................................   17
Use of Proceeds...........................................................   17
Dividend Policy...........................................................   17
Price Range of Common Stock...............................................   17
Capitalization............................................................   18
Dilution..................................................................   19
Selected Consolidated Financial Data......................................   20
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   21
Business..................................................................   25
Management................................................................   44
Certain Transactions......................................................   51
Principal and Selling Shareholders........................................   52
Description of Capital Stock..............................................   54
Shares Eligible for Future Sale...........................................   55
Underwriting..............................................................   57
Legal Matters.............................................................   58
Experts...................................................................   58
Additional Information....................................................   58
Index to Financial Statements.............................................  F-1

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                               2,400,000 SHARES

                                    [LOGO]

                                 COMMON STOCK

                                   --------

                                  PROSPECTUS

                                       , 1996

                                   --------

                               SMITH BARNEY INC.

                                LEHMAN BROTHERS

                             MONTGOMERY SECURITIES

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

  The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by the Company in connection with the sale of Common Stock being registered. All amounts are estimates except the registration fee, the NASD filing fee and the Nasdaq National Market listing fee.

                                                                       AMOUNT TO
                                                                        BE PAID
                                                                       ---------
   Registration Fee...................................................   17,429
   NASD Filing Fee....................................................    6,089
   Nasdaq National Market Listing Fee.................................    1,000
   Printing...........................................................     *
   Legal Fees and Expenses............................................     *
   Accounting Fees and Expenses.......................................     *
   Blue Sky Fees and Expenses.........................................     *
   Directors' and officers' insurance.................................     *
   Transfer Agent and Registrar Fees..................................     *
   Miscellaneous......................................................     *
                                                                       --------
     Total............................................................ $400,000
                                                                       ========

- --------
* To be supplied by amendment.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  Section 317 of the California Corporations Code authorizes a court, a corporation's Board of Directors, independent legal counsel or shareholders to authorize the corporation to indemnify directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act. The Company's Bylaws provide that the Company shall indemnify its directors and officers to the fullest extent permitted by California law. The Company has entered into indemnification agreements with its directors containing provisions which are in some respects broader than the specific indemnification provisions contained in the California Corporations Code. The indemnification agreements may require the Company, among other things, to indemnify its directors against certain liabilities that may arise by reason of their status or service as directors (other than liabilities arising from willful misconduct of culpable nature), to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified, and to obtain directors' insurance if available on reasonable terms. Article IV of the Registrant's Seventh Amended and Restated Articles of Incorporation (Exhibit 3.1 hereto) provides for indemnification of its directors and officers to the maximum extent permitted by the California Corporations Code and Section 6 of Article VI of the Registrant's Bylaws (Exhibit 3.3 hereto) provides for indemnification of its directors, officers, employees and other agents to the maximum extent permitted by the California Corporations Code. In addition, the Registrant has entered into Indemnification Agreements (Exhibit 10.1 hereto) with its directors and officers.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES
  (a) Since June 1, 1993, the Registrant issued and sold the following unregistered securities:

    (1) In June 1993, the Registrant issued 3,345,928 shares of Series D Preferred Stock for an aggregate purchase price of $13,275,012 to 26 investors.

    (2) In March 1995, the Registrant issued convertible promissory notes to one institutional investor convertible into 176,432 shares of Common Stock at $3.97 per share upon closing of this offering.

    (3) In August 1995, the Registrant issued 189,723 shares of Series E Preferred Stock for an aggregate purchase price of $1,500,001 to one corporate investor.

    (6) On February 12, 1996, the effective date of the Company's initial public offering, the Company effected a one-for-2.875 reverse split of its outstanding Common Stock and Preferred Stock.

  (b) There were no underwritten offerings employed or commissions paid to any person in connection with any of the transactions set forth in Item 15(a), except in connection with the sale of Series D Preferred Stock as described in Item (3). The Registrant engaged Oppenheimer & Co., Inc. as placement agent for a consideration of approximately $678,000 and warrants to purchase 186,349 shares of Common Stock.

  Except for the matters described in Item (5), for which exemptions from registration were claimed under Section 2(3) of the Securities Act on the basis that such transactions did not involve a "sale" of securities, the issuances of the securities set forth in Item 15(a) were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of such Act as transactions by an issuer not involving any public offering. The recipients of securities in each such transaction represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends where affixed to the securities issued in such transactions. All recipients had adequate access, through their relationships with the Company, to information about the Registrant. In addition, the issuances described in Items (1) and
(2) were deemed to be exempt from registration under the Securities Act in reliance upon Rule 701 promulgated under such Act.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

  (A) EXHIBITS

  1.1+    Form of Underwriting Agreement.
  3.1(1)  Amended and Restated Bylaws of Registrant.
  3.2(2)  Ninth Amended and Restated Articles of Incorporation of Registrant.
  4.1(3)  Form of Common Stock Certificate.
  5.1+    Opinion of Venture Law Group, a Professional Corporation.
 10.1(3)  Form of Indemnification Agreement.
 10.2(3)  1988 Stock Option Plan and form of Option Agreements.
 10.3(3)  1995 Employee Stock Purchase Plan and form of Subscription Agreement.
 10.4+    1995 Directors' Stock Option Plan, as amended, and form of Option
          Agreement.
 10.5(3)  Investors' Rights Agreement dated as of August 10, 1995 among the
          Registrant and certain security holders of the Registrant.
 10.6(3)  Industrial Real Estate Lease dated March 1, 1993 between the
          Registrant and Wayne R. Brown & Bibbits Brown, Trustees of the Wayne
          R. Brown Bibbits Brown Living Trust dated December 30, 1987.
 10.7(3)  Agreement dated as of July 29, 1995 between the Registrant and the
          BFGoodrich Company.
 10.8(3)  License and Development Agreement dated as of August 10, 1995 between the Registrant and Hitachi Chemical Company, Ltd.
 10.9(3)  Technical License Agreement dated October 1, 1994 between the
          Registrant and Hitachi Chemical Co., Ltd.
 10.10(3) Agreement dated March 14, 1995 between the Registrant and Nitta
          Corporation.
 10.11(3) Note Purchase Agreement dated March 27, 1995 between the Registrant and H&Q Healthcare Investors and H&Q Life Sciences Investors, as
          amended by a Notice of Conversion dated December 20, 1995.
 10.12(4) Agreement dated February 26, 1996 between the Registrant and Nitta
          Corporation.
 10.13(4) Letter dated March 29, 1996 regarding the Agreement dated as of July
          29, 1995 between the Registrant and BFGoodrich Company.
 10.14    Consulting Agreement dated May 1, 1996 between the Registrant and
          Richard Dulude.

 11.1  Calculation of Loss Per Share.
 23.1  Consent of Independent Auditors (see page II-5).
 23.2  Consent of Counsel (included in Exhibit 5.1).
 23.3  Consent of Sheldon & Mak (see page II-6).
 24.1  Power of Attorney (see page II-4).
 27.1  Report of Independent Auditors (see page F-2).

- --------
 +To be filed by amendment.
(1) Incorporated by reference to Exhibit 3.4 filed with Registrant's Registration Statement on Form S-1 (File No. 33-80723) declared effective on February 12, 1996.
(2) Incorporated by reference to Exhibit 3.5 filed with Registrant's Registration Statement on Form S-1 (File No. 33-80723) declared effective on February 12, 1996.
(3) Incorporated by reference to the identically numbered exhibits filed with the Registrant's Registration Statement on Form S-1 (File No. 33-80723) declared effective on February 12, 1996.
(4) Incorporated by reference to the identically numbered exhibits filed with the Registrant's Form 10-Q filed for the quarter ended April 30, 1996.

  (B) FINANCIAL STATEMENT SCHEDULES

  Schedule II   Valuation and Qualifying Accounts

  Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

ITEM 17. UNDERTAKINGS

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Securities Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referenced in
Item 14 of this Registration Statement or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  The undersigned registrant hereby undertakes that:

  (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

  (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Menlo Park, State of California, on July 3, 1996.

                                         LANDEC CORPORATION

                                                      /s/ Joy T. Fry
                                         By____________________________________
                                              JOY T. FRY Vice President of
                                             Finance and Administration and
                                                Chief Financial Officer

                               POWER OF ATTORNEY

  KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Gary T. Steele and Joy T. Fry, and each of them, as his attorney-in-fact, with full power of substitution, for him in any and all capacities, to sign any and all amendments to this Registration Statement (including post-effective amendments), and any and all Registration Statements filed pursuant to Rule 462 under the Securities Act of 1933, as amended, in connection with or related to the offering contemplated by this Registration Statement and its amendments, if any, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by our said attorney to any and all amendments to said Registration Statement.

  Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

             SIGNATURES                      TITLE                 DATE

         /s/ Gary T. Steele           President and Chief     June 29, 1996
- ------------------------------------   Executive Officer
           GARY T. STEELE              (Principal
                                       Executive Officer)

           /s/ Joy T. Fry             Vice President of       June 30, 1996
- ------------------------------------   Finance and
             JOY T. FRY                Administration and
                                       Chief Financial
                                       Officer (Principal
                                       Financial and
                                       Accounting Officer)

       /s/ Mitchell J. Blutt          Director                June 30, 1996
- ------------------------------------
         MITCHELL J. BLUTT

        /s/ Kirby L. Cramer           Director                June 30, 1996
- ------------------------------------
          KIRBY L. CRAMER

       /s/ Richard S. Dulude          Director                June 30, 1996
- ------------------------------------
         RICHARD S. DULUDE

       /s/ Stephen E. Halprin         Director                June 30, 1996
- ------------------------------------
         STEPHEN E. HALPRIN

      /s/ Richard S. Schneider        Director                June 30, 1996
- ------------------------------------
        RICHARD S. SCHNEIDER

         /s/ Ray F. Stewart           Director                June 30, 1996
- ------------------------------------
           RAY F. STEWART

                        CONSENT OF INDEPENDENT AUDITORS

  We consent to the references to our firm under the captions "Selected Financial Data" and "Experts" and to the use of our report dated December 1, 1995, in the Registration Statement and the related Prospectus of Landec Corporation, for the registration of 2,760,000 shares of its Common Stock.

  We also consent to the addition of the schedule listed in the accompanying index under Item 16(b) to the financial statements covered by our report mentioned in the preceding paragraph.

                                          ERNST & YOUNG LLP

Palo Alto, California
July 3, 1996

                          [Sheldon & Mak letterhead]

                                 July 1, 1996

To the Board of Directors and
Shareholders of Landec Corporation
LANDEC CORPORATION
3603 Haven Avenue
Menlo Park, California 94025

Attention: Ray Stewart

  We consent to the reference to our firm under the heading "Experts" in the prospectus constituting part of this Registration Statement on Form S-1 and amendments thereto.

  We further consent to the incorporation by reference of this consent pursuant to Rule 439(b) under the Securities Act of 1993, as amended (the "Securities Act"), into any subsequent registration statement for the same offering that may be filed pursuant to Rule 462(b) under the Securities Act.

                                          SHELDON & MAK, INC.

                                                  /s/ Jeffrey G. Sheldon
                                          By___________________________________
                                               JEFFREY G. SHELDON, PRESIDENT

                               LANDEC CORPORATION

                       VALUATION AND QUALIFYING ACCOUNTS

                                 (IN THOUSANDS)

                                                                     SCHEDULE II

                                                 ADDITIONS
                                      BALANCE AT CHARGED TO             BALANCE
                                      BEGINNING  COSTS AND              AT END
                                      OF PERIOD   EXPENSES  DEDUCTIONS OF PERIOD
                                      ---------- ---------- ---------- ---------
Year ended October 31, 1993
 Allowance for doubtful accounts.....    $--        $--        $--        $--
Year ended October 31, 1994
 Allowance for doubtful accounts.....    $--        $18        $--        $18
Year ended October 31, 1995
 Allowance for doubtful accounts.....    $18        $14        $--        $32
Six-Months ended April 30, 1996
 Allowance for doubtful accounts.....    $32        $--        $--        $32

                                 EXHIBIT INDEX

                                                                     SEQUENTIAL
 EXHIBIT                                                                PAGE
 NUMBER                         EXHIBIT TITLE                          NUMBER
 -------                        -------------                        ----------
  1.1+    Form of Underwriting Agreement.
  3.1(1)  Amended and Restated Bylaws of Registrant.
          Ninth Amended and Restated Articles of Incorporation of
  3.2(2)  Registrant.
  4.1(3)  Form of Common Stock Certificate.
          Opinion of Venture Law Group, a Professional
  5.1+    Corporation.
 10.1(3)  Form of Indemnification Agreement.
 10.2(3)  1988 Stock Option Plan and form of Option Agreements.
          1995 Employee Stock Purchase Plan and form of
 10.3(3)  Subscription Agreement.
          1995 Directors' Stock Option Plan, as amended, and form
 10.4+    of Option Agreement.
 10.5(3)  Investors' Rights Agreement dated as of August 10, 1995 among the Registrant and certain security holders of the
          Registrant.
 10.6(3)  Industrial Real Estate Lease dated March 1, 1993 between the Registrant and Wayne R. Brown & Bibbits Brown,
          Trustees of the Wayne R. Brown Bibbits Brown Living
          Trust dated December 30, 1987.
 10.7(3)  Agreement dated as of July 29, 1995 between the
          Registrant and the BFGoodrich Company.
 10.8(3)  License and Development Agreement dated as of August 10,
          1995 between the Registrant and Hitachi Chemical
          Company, Ltd.
 10.9(3)  Technical License Agreement dated October 1, 1994
          between the Registrant and Hitachi Chemical Co., Ltd.
          Agreement dated March 14, 1995 between the Registrant
 10.10(3) and Nitta Corporation.
 10.11(3) Note Purchase Agreement dated March 27, 1995 between the
          Registrant and H&Q Healthcare Investors and H&Q Life
          Sciences Investors, as amended by a Notice of Conversion
          dated December 20, 1995.
          Agreement dated February 26, 1996 between the Registrant
 10.12(4) and Nitta Corporation.
 10.13(4) Letter dated March 29, 1996 regarding the Agreement dated as of July 29, 1995 between the Registrant and
          BFGoodrich Company.
          Consulting Agreement dated May 1, 1996 between the
 10.14    Registrant and Richard Dulude.
 11.1     Calculation of Loss Per Share.
 23.1     Consent of Independent Auditors (see page II-5).
 23.2     Consent of Counsel (included in Exhibit 5.1).
 23.3     Consent of Sheldon & Mak (see page II-6).
 24.1     Power of Attorney (see page II-4).
 27.1     Report of Independent Auditors (see page F-2).

- --------
 +To be filed by amendment.
(1) Incorporated by reference to Exhibit 3.4 filed with Registrant's Registration Statement on Form S-1 (File No. 33-80723) declared effective on February 12, 1996.
(2) Incorporated by reference to Exhibit 3.5 filed with Registrant's Registration Statement on Form S-1 (File No. 33-80723) declared effective on February 12, 1996.
(3) Incorporated by reference to the identically numbered exhibits filed with the Registrant's Registration Statement on Form 1 (File No. 33-80723) declared effective on February 12, 1996.
(4) Incorporated by reference to the identically numbered exhibits filed with the Registrant's Form 10-Q filed for the quarter ended April 30, 1996.